SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated April 11, 2005 regarding matters to be approved at the annual general meeting of the Registrant (the “Annual General Meeting”) to be held on May 5, 2005.

1.2	Form of proxy for use at the Annual General Meeting.

1.3	Depositary’s notice of shareholders’ meeting and form of proxy.

1.4	2004 annual report.

1.5	Announcement dated April 11, 2005 providing notice of the Annual General Meeting.

1.6	Announcement dated April 8, 2005 regarding the IPO and listing of the Registrant’s Indian operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

PROPOSED DIRECTORS FOR RE-ELECTION

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

A notice convening an annual general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 5 May 2005 at 3:00 p.m. or any adjournment thereof to approve the matters referred to in this circular is set out on pages 14 to 17 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

11 April 2005

DEFINITIONS

In this circular the following expressions shall have the meanings set out below unless the context requires otherwise:

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Annual General Meeting”	the annual general meeting of the Company to be held on 5 May 2005 or any adjournment thereof;

“Articles of Association”	articles of association of the Company;

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on New York Stock Exchange, Inc.;

“Directors”	directors of the Company;

“Global Offering”	as such term is defined in the Company’s prospectus dated 30 September 2004;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“HTIHL”	Hutchison Telecommunications Investment Holdings Limited, the sole shareholder of the Company prior to the Global Offering and the current controlling shareholder of the Company;

“Issue Mandate”	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Latest Practicable Date”	23 March 2005, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	the People’s Republic of China;

DEFINITIONS

“Repurchase Mandate”	the general and unconditional mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Retiring Directors”	the Directors retiring at the Annual General Meeting and, being eligible, are offering themselves for re-election at the Annual General Meeting, both in accordance with the Articles of Association;

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) in the capital of the Company with a par value of HK$0.25 each;

“Shareholder(s)”	holder(s) of Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

Executive Directors:	Registered office:
Mr. Dennis Pok Man LUI	Century Yard
Mr. Tim PENNINGTON	Cricket Square
Mr. CHAN Ting Yu	Hutchins Drive
Mr. WOO Chiu Man, Cliff	P.O. Box 2681 GT
George Town
Non-executive Directors:	Grand Cayman
Mr. FOK Kin-ning, Canning	British West Indies
Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	Head office and principal place
Independent Non-executive Directors:	of business: 22nd Floor
Mr. KWAN Kai Cheong	Hutchison House
Mr. John W. STANTON	10 Harcourt Road
Mr. Kevin WESTLEY	Hong Kong

11 April 2005

To the Shareholders

Dear Sir or Madam,

PROPOSED DIRECTORS FOR RE-ELECTION

PROPOSED GRANT OF GENERAL MANDATES

TO ISSUE AND REPURCHASE SHARES

AND

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. These are: (i) re-election of Directors; (ii) grant of the Issue Mandate and the Repurchase Mandate; and (iii) proposed amendment to the Articles of Association.

PROPOSED DIRECTORS FOR RE-ELECTION

In accordance with Article 86(3) of the Articles of Association, Messrs. Dennis Pok Man Lui, Tim Lincoln Pennington, Chan Ting Yu, Woo Chiu Man, Cliff, Frank John Sixt, Kwan Kai Cheong, John W. Stanton and Kevin Westley and Mrs. Chow Woo Mo Fong, Susan will retire at the Annual General Meeting and, being eligible, will offer themselves for re-election. Information on the Retiring Directors as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

LETTER FROM THE BOARD

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

By written ordinary resolutions dated 17 September 2004 passed by HTIHL as the sole shareholder of the Company prior to the Global Offering, the Company granted general mandates to the Directors (i) to allot, issue and otherwise deal with Shares not exceeding the aggregate of 20% of the total nominal amount of the share capital of the Company in issue as at 15 October 2004 (the date on which dealings in the Shares commenced on the Stock Exchange (“Dealings Commencement Date”)) plus the aggregate nominal value of the ordinary share capital of the Company repurchased by the Company; and (ii) to repurchase Shares, the aggregate nominal amount of which does not exceed 10% of the total nominal amount of the ordinary share capital of the Company in issue as at the Dealings Commencement Date.

These general mandates will lapse at the conclusion of the Annual General Meeting. At the Annual General Meeting, an ordinary resolution will be proposed to grant the Issue Mandate to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Issue Mandate to provide flexibility to the Company to raise funds by issue of Shares efficiently.

At the Annual General Meeting, it is also proposed to grant to the Directors the Repurchase Mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Repurchase Mandate.

If the Repurchase Mandate is granted, a further ordinary resolution will be proposed at the Annual General Meeting providing that any Shares repurchased under the Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Issue Mandate.

With respect to the Issue Mandate and the Repurchase Mandate, the Directors wish to state that they have no present intention of exercising the Issue Mandate to issue any Shares for fund raising purposes or the Repurchase Mandate to repurchase any Shares.

An explanatory statement as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Listing Rules came into effect on 1 January 2005. A special resolution will be proposed at the Annual General Meeting to update the Articles of Association to take into account the requirements of the Code. Such amendment has the effect of requiring every Director to be subject to retirement by rotation at the annual general meeting of the Company. Please refer to the special resolution set out in the notice of the Annual General Meeting contained in this circular for details of the proposed amendment to the Articles of Association.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting is set out on pages 14 to 17 of this circular. A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time fixed for the holding of the Annual General Meeting. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

LETTER FROM THE BOARD

Pursuant to the Articles of Association, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATIONS

The Board considers that the re-election of the Directors as described in the section headed “Proposed Directors for Re-election” above, the granting of the Issue Mandate and the Repurchase Mandate and the proposed amendment to the Articles of Association to be in the best interests of the Company and the Shareholders, and accordingly recommends you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DOCUMENT AVAILABLE FOR INSPECTION

A copy of the Articles of Association is available for inspection at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours for a 14-day period immediately preceding the Annual General Meeting to be held on 5 May 2005.

Yours faithfully,

For and on behalf of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

The following is the information, as at the Latest Practicable Date, required to be disclosed under the Listing Rules on the Retiring Directors proposed to be re-elected at the Annual General Meeting:

(1)	Dennis Pok Man Lui, BSc

Mr. Lui, aged 54, has been an Executive Director and the Chief Executive Officer of the Company since 2004. He holds a Bachelor of Science degree.

He is an executive director of Hutchison Global Communications Holdings Limited (“HGCH”, a company whose shares are listed on the Main Board of the Stock Exchange) and a director of Hutchison Telecommunications (Australia) Limited (“HTAL”, a company whose shares are listed on the Australian Stock Exchange) and Partner Communications Company Ltd. (“Partner”, a company whose securities are listed on the Tel-Aviv Stock Exchange and traded on the London Stock Exchange and the US Nasdaq).

Mr. Lui first joined the Hutchison Whampoa group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 to 2000. He rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mr. Lui does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lui has personal interests in 100,000 Shares (representing approximately 0.002% of the issued share capital of the Company) within the meaning of Part XV of the SFO. The term of his service as a Director is subject to retirement by rotation at the annual general meetings of the Company in accordance with provisions of the Articles of Association. The emoluments specified in the service agreement appointing Mr. Lui as the Chief Executive Officer of the Company were HK$3,202,800 and US$35,000 per annum (which included his basic salary and director’s fees entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(2)	Tim Lincoln Pennington, BA

Mr. Pennington, aged 44, has been an Executive Director and the Chief Financial Officer of the Company since 2004. He holds a Bachelor of Arts (Honours) degree in Economics and Social Studies.

He joined the Hutchison Whampoa group as a finance director of Hutchison 3G UK Limited in the United Kingdom in July 2001. Prior to that, Mr. Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising telecommunications and technology companies. Prior to that he was a director in the Specialised Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990. Save as disclosed above, Mr. Pennington does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

Mr. Pennington does not have interests in any Shares within the meaning of Part XV of the SFO. The term of his service as a Director is subject to retirement by rotation at the annual general meetings of the Company in accordance with provisions of the Articles of Association. The emoluments specified in the service agreement appointing Mr. Pennington as the Chief Financial Officer of the Company were HK$2,886,000 and US$35,000 per annum (which included his basic salary and director’s fees entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(3)	Chan Ting Yu, LLB, BA, PCLL

Mr. Chan, aged 54, has been an Executive Director of the Company since 2004. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

He is a director of Partner. He was previously a director of HTAL. Prior to joining the Hutchison Whampoa group on 1 February 1994, Mr. Chan practised international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI in January 1996 with responsibility for the Hutchison Whampoa group’s telecommunications investments in a number of markets including India, Israel, South East Asia and South America. He has 11 years of experience in the telecommunications industry. Save as disclosed above, Mr. Chan does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Chan has personal interests in 100,000 Shares (representing approximately 0.002% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between a wholly owned subsidiary of the Company and Mr. Chan for the appointment of Mr. Chan as an Executive Director of the Company which is for an initial term of one year commencing on 1 July 2004 and will be automatically extended for a further period of two years. The emoluments specified in the service agreement were HK$2,591,640 and US$35,000 per annum (which included his basic salary and director’s fees entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(4)	Woo Chiu Man, Cliff, BSc

Mr. Woo, aged 51, has been an Executive Director of the Company since 8 March 2005. He holds a Bachelor degree in Electronics and a Diploma in Management for Executive Development. He is a Chartered Engineer and is also a Member of Institution of Electrical Engineers and The Hong Kong Institution of Engineers.

He joined the Company as the Chief Technology Officer in September 2004. Prior to joining the Company, Mr. Woo had been the deputy managing director and wireless network director of Hutchison Telecommunications (Hong Kong) Limited (“HTHK”) since 2000, having joined HTHK in 1998. In his role as deputy managing director and wireless network director, he oversaw and led HTHK in the development and operations of its 3G, GSM, PCS and CDMA wireless networks and was involved in defining strategies for its network and service evolution. Mr. Woo has also in recent years assisted in the 3G handset development and strategies deployment of the Hutchison Whampoa group. Mr. Woo has over 20 years of experience in the telecommunications industry. Save as disclosed above, Mr. Woo does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

Mr. Woo does not have interests in any Shares within the meaning of Part XV of the SFO. The term of his service as a Director is subject to retirement by rotation at the annual general meetings of the Company in accordance with provisions of the Articles of Association. The emoluments specified in the service agreement appointing Mr. Woo as the Chief Technology Officer of the Company were HK$2,053,320 and US$35,000 per annum (which included his basic salary and director’s fees entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(5)	Chow Woo Mo Fong, Susan, BSc

Mrs. Chow, aged 51, has been a Non-executive Director of the Company since 25 March 2004. She is a solicitor and holds a Bachelor’s degree in Business Administration.

She is an executive director of Cheung Kong Infrastructure Holdings Limited (“CKI”, a company whose shares are listed on the Main Board of the Stock Exchange), Hutchison Harbour Ring Limited (“HHR”, a company whose shares are listed on the Main Board of the Stock Exchange) and HGCH and a director of Partner, Hongkong Electric Holdings Limited (“HKE”, a company whose shares are listed on the Main Board of the Stock Exchange) and TOM Group Limited (“TOM”, a company whose shares are listed on the Main Board of the Stock Exchange).

In addition, Mrs. Chow is the deputy group managing director of Hutchison Whampoa Limited (“HWL”, a company whose shares are listed on the Main Board of the Stock Exchange) and a director of each of Hutchison International Limited, Hutchison Telecommunications Limited and HTIHL, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. She also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mrs. Chow does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mrs. Chow has personal interests in 250,000 Shares (representing approximately 0.006% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mrs. Chow for the appointment of Mrs. Chow as a Non-executive Director of the Company for an initial term ending on 31 December 2005, subject to possible re-election. She is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of her directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(6)	Frank John Sixt, MA, LLL

Mr. Sixt, aged 53, has been a Non-executive Director of the Company since 25 March 2004. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

He is the chairman of TOM and TOM Online Inc. (whose shares are listed on the Growth Enterprise Market of the Stock Exchange), an executive director of CKI, HGCH and HKE and a director of HTAL, Partner and Husky Energy Inc. (whose securities are listed on the Toronto Stock Exchange). He was previously a director of Concord Pacific Group Inc.

He is the group finance director of HWL. In addition, he is a director of each of Cheung Kong (Holdings) Limited (whose shares are listed on the Main Board of the Stock Exchange), Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Hutchison International Limited, Hutchison Telecommunications Limited and HTIHL, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mr. Sixt does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Sixt has personal interests in 17,000 ADSs (representing 255,000 Shares, approximately 0.006% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Sixt for the appointment of Mr. Sixt as a Non-executive Director of the Company for an initial term ending on 31 December 2005, subject to possible re-election. He is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(7)	Kwan Kai Cheong, BA, ACA (Aus)

Mr. Kwan, aged 55, has been an Independent Non-executive Director of the Company since 23 August 2004. He is a member of the Audit Committee and the Remuneration Committee of the Company. He holds a Bachelor of Accountancy (Honours) degree and is a member of the Institute of Chartered Accountants in Australia. He completed the Stanford Executive Program in 1992.

He is an independent non-executive director of each of HHR, Soundwill Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange) and T S Telecom Technologies Limited (whose shares are listed on the Growth Enterprise Market of the Stock Exchange). He is currently president of Morrison & Company Limited which is a business consultancy firm and an executive director of China Medical Science Limited (whose shares are listed on the Growth Enterprise Market of the Stock Exchange). He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He joined the Concord group of companies in March 1993 and retired from the group at the end of 2002 as joint managing director. Mr. Kwan does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

Mr. Kwan does not have interests in any Shares within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Kwan for the appointment of Mr. Kwan as an Independent Non-executive Director of the Company for an initial term ending on 31 December 2005, subject to possible re-election. He is entitled to a director’s fee of US$82,500 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(8)	John W. Stanton, BA, MBA

Mr. Stanton, aged 49, has been an Independent Non-executive Director of the Company since 23 August 2004. He is a member of the Audit Committee of the Company. He holds a Bachelor of Arts in Political Science and received his M.B.A. from Harvard Business School.

He is the chairman and chief executive officer of Western Wireless Corporation (whose securities are listed on the US Nasdaq). He is also a board member of Advanced Digital Information Corporation (whose securities are listed on the US Nasdaq), Columbia Sportswear (whose securities are listed on the US Nasdaq) and a trustee of Whitman College. He was the former chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. In 1992, he was chairman and chief executive officer of Pacific Northwest Cellular and chairman of the board of directors for General Cellular Corporation, each a predecessor of Western Wireless Corporation. He also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of Telocator from 1986 to 1987. Mr. Stanton does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Stanton has joint interests with his spouse in 7,000 ADSs (representing 105,000 Shares, approximately 0.002% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Stanton for the appointment of Mr. Stanton as an Independent Non-executive Director of the Company for an initial term ending on 31 December 2005, subject to possible re-election. He is entitled to a director’s fee of US$70,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(9)	Kevin Westley, BA, FCA

Mr. Westley, aged 56, has been an Independent Non-executive Director of the Company since 23 August 2004. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He holds a Bachelor of Arts (Honours) degree in History and is a Fellow member of the Institute of Chartered Accountants in England and Wales.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

He is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. He is also the chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and the deputy chairman of Ocean Park Corporation. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. Mr. Westley does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Westley does not have interests in any Shares within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Westley for the appointment of Mr. Westley as an Independent Non-executive Director of the Company for an initial term ending on 31 December 2005, subject to possible re-election. He is entitled to a director’s fee of US$82,500 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(1)	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,500,000,000 Shares. On the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the exercise in full of the proposed Repurchase Mandate can result in up to 450,000,000 fully paid Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

(2)	REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases will only be made when the Directors consider that it will benefit the Company and its Shareholders in terms of enhanced net asset value per Share and/or improved earnings per Share.

(3)	FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate, repurchases would be funded entirely from the Company’s available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with all applicable laws of the Cayman Islands and the Memorandum and Articles of Association of the Company.

There might be an adverse impact on the working capital and/or gearing position of the Company as compared with the position disclosed in its latest published audited accounts for the year ended 31 December 2004 in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

(4)	SHARE PRICES

The Shares were first listed on the Stock Exchange on 15 October 2004. The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous five months prior to the Latest Practicable Date were as follows:

	Per Share
	Highest HK$	Lowest HK$
2004
15 October to 31 October	5.950	5.300
November	6.500	5.200
December	7.100	6.150

2005
January	7.100	6.050
February	8.800	6.950
March (up to the Latest Practicable Date)	8.400	7.300

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(5)	EFFECT OF THE TAKEOVERS CODE

As at the Latest Practicable Date, HTIHL held 3,157,033,347 Shares, representing approximately 70.16% of the total issued share capital of the Company as at such date. On such basis, if the Repurchase Mandate is fully exercised by the Company, there will be an effect of increasing the percentage shareholding of HTIHL in the Company to 77.95%, but such increase will not give rise to any obligation under Rule 26 of the Takeovers Code to make a general offer. The Directors have no intention to exercise the Repurchase Mandate in full as will result in the public float of the Company being reduced to below 25%.

(6)	DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

(7)	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules, all applicable laws of the Cayman Islands and the Memorandum and Articles of Association of the Company.

(8)	REPURCHASES MADE BY THE COMPANY

The Company did not purchase any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

NOTICE OF ANNUAL GENERAL MEETING

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 5 May 2005 at 3:00 p.m. for the following purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the

NOTICE OF ANNUAL GENERAL MEETING

Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5.	As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

“THAT the existing Articles of Association of the Company be and are hereby amended as follows:

By deleting the existing Article 87.(1) in its entirety and replacing it with the following:

“87.(1)	Notwithstanding any other provisions in the Articles of Association, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third or such other manner of rotation as may be required by the rules of any Designated Stock Exchange (as modified from time to time) or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time) shall retire from office by rotation.””

The register of members of the Company will be closed from Friday, 29 April 2005 to Thursday, 5 May 2005, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 11 April 2005

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited no later than 4:00 p.m. on Thursday, 28 April 2005.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the chairman of the Meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.	With respect to Ordinary Resolution No.4(A), the directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding the directors of the Company proposed to be re-elected, general mandates to issue and repurchase shares of the Company and the proposed amendment to the Articles of Association of the Company is being sent to the shareholders of the Company together with the Company’s 2004 Annual Report.

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)                                                                                                                                                                                                    of                                                                                                                                                                                                                      being the registered holder(s) of (note 2)                              shares of HK$0.25 each in the share capital of HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3)                                                   of                                                                                                                                                                                                                       or failing him the Chairman of the meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held on Thursday, 5 May 2005 at 3:00 p.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS		FOR (note 4)	AGAINST (note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004.

2.	(a) To re-elect Mr. Dennis Pok Man LUI as a director.
(b) To re-elect Mr. Tim Lincoln PENNINGTON as a director.
(c) To re-elect Mr. CHAN Ting Yu as a director.
(d) To re-elect Mr. WOO Chiu Man, Cliff as a director.
(e) To re-elect Mrs. CHOW WOO Mo Fong, Susan as a director.
(f) To re-elect Mr. Frank John SIXT as a director.
(g) To re-elect Mr. KWAN Kai Cheong as a director.
(h) To re-elect Mr. John W. STANTON as a director.
(i) To re-elect Mr. Kevin WESTLEY as a director.
(j) To authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.

4.	(a) Ordinary resolution on item 4(A) of the Notice of the Meeting. (To grant a general mandate to the directors of the Company to issue additional shares)

(b) Ordinary resolution on item 4(B) of the Notice of the Meeting. (To grant a general mandate to the directors of the Company to repurchase shares of the Company)

(c) Ordinary resolution on item 4(C) of the Notice of the Meeting. (To extend the general mandate to the directors of the Company to issue additional shares)

5.	Special resolution on item 5 of the Notice of the Meeting. (To amend the Articles of Association of the Company)

Dated 2005	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against the resolution in the event that a poll is called, please insert the number of shares in the relevant box.
5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.
6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).
8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.
10.	Any alteration made to this form of proxy must be initialled by the person who signs it.
11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid up share of which he is the holder.

Exhibit 1.3

Time Sensitive

    Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hutchison Telecommunications International Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	44841T107.

ADS Record Date:	April 4, 2005.

Meeting Specifics:	Annual General Meeting - May 5, 2005 at 3:00 P.M. (local time) at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on May 2, 2005.

Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of Hutchison Telecommunications International Limited, a company organized under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	15 Ordinary Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of Deposited Securities:	Citibank, N.A. - Hong Kong Office.

Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on May 2, 2005.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

*	As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

1.	Approval to receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004.

2.	(a)	Approval to re-elect Mr. Dennis Pok Man LUI as a director.

	(b)	Approval to re-elect Mr. Tim Lincoln PENNINGTON as a director.

	(c)	Approval to re-elect Mr. CHAN Ting Yu as a director.

	(d)	Approval to re-elect Mr. WOO Chiu Man, Cliff as a director.

	(e)	Approval to re-elect Mrs. CHOW WOO Mo Fong, Susan as a director.

	(f)	Approval to re-elect Mr. Frank John SIXT as a director.

	(g)	Approval to re-elect Mr. KWAN Kai Cheong as a director.

	(h)	Approval to re-elect Mr. John W. STANTON as a director.

	(i)	Approval to re-elect Mr. Kevin WESTLEY as a director.

	(j)	Approval to authorise the board of directors to fix the directors’ remuneration.

3.	Approval to re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.

Ordinary Resolutions

4.	(A)	Approval to grant a general mandate to the directors of the Company to issue additional shares, as set forth in the Company’s Notice of Meeting enclosed herewith.

	(B)	Approval to grant a general mandate to the directors of the Company to repurchase shares of the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.

	(C)	Approval to extend the general mandate to the directors of the Company to issue additional shares, as set forth in the Company’s Notice of Meeting enclosed herewith.

Special Resolutions

5.	Approval to amend the Articles of Association of the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.

DETACH HERE	000001

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	00000

Hutchison Telecommunications International Limited								Annual General Meeting

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
Resolution 1	☐	☐	☐	Resolution 2(c)	☐	☐	☐	Resolution 2(f)	☐	☐	☐	Resolution 3	☐	☐	☐

Resolution 2(a)	☐	☐	☐	Resolution 2(d)	☐	☐	☐	Resolution 2(g)	☐	☐	☐	Resolution 4(A)	☐	☐	☐

Resolution 2(b)	☐	☐	☐	Resolution 2(e)	☐	☐	☐	Resolution 2(h)	☐	☐	☐	Resolution 4(B)	☐	☐	☐

								Resolution 2(i)	☐	☐	☐	Resolution 4(C)	☐	☐	☐

								Resolution 2(j)	☐	☐	☐	Resolution 5	☐	☐	☐

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

ADR Holder(s) sign here:					Date:			Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE	000002

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on May 2, 2005 for action to be taken.

2005 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.
ADS Record Date:	April 4, 2005.
Meeting Specifics:	Annual General Meeting - May 5, 2005 at 3:00 P.M. (local time) at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Exhibit 1.4

Hutchison Telecom

Annual Report 2004

Hutchison Telecommunications International Limited

Hutchison Telecom Annual Report 2004 Hutchison Telecommunications International Limited

Corporate Information

Chairman

FOK Kin-ning, CanningΔ, BA, DFM, ACA (Aus)

Executive Directors

Dennis Pok Man LUI, BSc

Chief Executive Officer

Tim Lincoln PENNINGTON, BA

Chief Financial Officer

CHAN Ting Yu, LLB, BA, PCLL

Non-executive Directors

CHOW WOO Mo Fong, Susan, BSc

Frank John SIXT, MA, LLL

Independent Non-executive Directors

KWAN Kai Cheong*#, BA, ACA (Aus)

John W STANTON*, BA, MBA

Kevin WESTLEY+#, BA, FCA

Company Secretary

Edith SHIH, BSE, MA, MA, EdM, FCS, FCIS

Auditors

PricewaterhouseCoopers

Principal Bankers

ABN AMRO Bank N.V.

The Hongkong and Shanghai Banking Corporation Limited

+	Chairman of Audit Committee
*	Member of Audit Committee
Δ	Chairman of Remuneration Committee
#	Member of Remuneration Committee

Contents
02	Overview
03	Financial Highlights
04	Chairman’s Statement
10	Achievements
12	The Board and Management
14	Operations Review
28	Our Staff & The Community
29	Management Discussion and Analysis
50	Corporate Governance Report
57	Directors’ Report
Consolidated Financial Statements & Supplementary Information
80	Auditors’ Report
81	Consolidated Profit and Loss Account
82	Consolidated Balance Sheet
83	Consolidated Cash Flow Statement
85	Consolidated Statement of Changes in Equity
86	Notes to the Accounts
127	Principal Subsidiary Companies
130	Financial Information of a Listed Associated Company
132	Information for US Investors
144	Five-year Financial Summary

02

Overview

Hutchison Telecommunications International Limited with its subsidiary and associated companies (“the Group”) is a global provider of mobile and fixed line telecommunications services, currently serving eight markets around the world: Hong Kong, Macau, India, Israel, Thailand, Sri Lanka, Paraguay and Ghana, with Vietnam intending to commence service in late 2005. The Group offers customers a wide variety of telecommunications services, ranging from basic voice and data to multimedia services using the most advanced mobile technology. In Hong Kong, we also operate the most advanced fixed line fibre-optic network.

Our strategy, refined over 20 years in the telecommunications industry, is to take advantage of markets that offer superior opportunities for growth. We first identify markets experiencing strong economic growth, with favourable demographic profiles as well as low telecommunications penetration rates. This approach is also applied to our acquisitions which have traditionally been focused on Asia.

We then develop leading market positions by building a top quality network, offering competitive tariffs, customer-driven products and innovative service plans. Knowledgeable local management and continuing technological innovation, together with our leading reputation in the telecommunications industry are the ingredients of our success.

Also, we adapt this mix for the diverse markets that we serve. In India, for example, with its vast population and low telecommunications penetration, we focused on network and service quality to establish a successful business that not only makes a significant contribution to the Group but also continues to show strong growth.

In contrast, in markets where mobile telecommunications services are more established, we build strategically on our well-known brands and our reputation as an innovation leader. Meeting customer demand for the latest technology and most recent applications, we have launched 3G services in Hong Kong and Israel to drive growth in these markets.

We derive valuable synergies from our international network: significant advantages in global procurements; an in-depth understanding of technology in one market helps in developing others, and effective marketing ideas often know no borders. These synergies will continue to be realised to underpin superior products and services, at reduced cost and capital expenditure.

Our history as a leader in the mobile telecommunications industry provides the foundation and guideposts for our future. Building on our traditions, we will continue to exploit our strengths and seek every new opportunity to grow our business.

Our ADSs were listed on the New York Stock Exchange and our shares on the Main Board of the Hong Kong Stock Exchange on 14 and 15 October 2004 respectively.

Hutchison Telecommunications International Limited    Annual Report 2004

03

Financial Highlights	Customers millions
Turnover HK$ millions
Operating Profit HK$ millions
Net Profit (Loss) HK$ millions
* This figure includes the one-time gain of HK$1,300 million from the placement of shares in Hutchison Global Communications Holdings Limited.

Hutchison Telecommunications International Limited    Annual Report 2004

04

Chairman’s Statement

The Group produced strong results for 2004 benefiting from its presence in rapid growth markets for mobile communications. We benefited from leading market positions in many of the major markets in which we operate, and with the launch of 3G in Hong Kong and Israel during 2004, we are also well positioned to take advantage of the continuing leadership of those markets.

Results

The Group’s turnover increased to HK$14,960 million in 2004, an increase of 48.1% compared to the previous year. Operating profit increased to HK$1,859 million, including a one time gain of HK$1,300 million from the placement of shares in Hutchison Global Communications Holdings Limited. Excluding this one time gain, operating profit was HK$559 million. Profits attributable to shareholders for the year were HK$72 million or HK$0.02 per share. Without the one time gain, the Group would have posted a loss attributable to shareholders of HK$1,228 million.

“All of the Group’s divisions reported increased turnover in 2004 with particularly strong growth in India”

The Company did not declare any dividends for the year ended 31 December 2004.

Operations

➢   Group Review

Turnover for the year was HK$14,960 million, an increase of 48.1% over last year, reflecting the strong growth in our customer base which increased 47.3% to 12.6 million as at 31 December 2004. All of the Group’s divisions reported increased turnover in 2004 with particularly strong growth in India. India represented 47.4% of Group turnover, whilst Hong Kong mobile represented 24.8%, Hong Kong fixed represented 18.1% and Thailand 8.1%.

Mobile service turnover accounted for 79.3% of Group turnover, fixed telecommunications and other services accounted for 18.1% and the balance of 2.6% representing telecommunications products (such as handsets and accessories).

Operating profit increased to HK$1,859 million supported by strong operating results especially from India and Israel and lower start up losses in Thailand. Israel increased its contribution to operating profits by 26.9% to HK$755 million. Operating profits of the Company and subsidiaries were HK$1,106 million after the inclusion of the one time gain of HK$1,300 million. Excluding the one time gain, the recurring operating loss of the Company and subsidiaries was HK$194 million (2003 - HK$278 million) largely due to lower operating profits of the Hong Kong mobile business and the growth costs of the Corporate Office consequent to the listing of the Group.

The Group has further strengthened its competitive positions within its markets through continued investment. Overall, capital expenditure in 2004 totalled HK$4,677 million, down by 15.7% over 2003.

Hutchison Telecommunications International Limited    Annual Report 2004

05

Chairman’s Statement “Growth in our India business continues to be strong reflecting the growth of the overall market and the Group’s position within the market”

➢ Operations Review

India

Growth in our India business continues to be strong reflecting the growth of the overall market and the Group’s position within the market.

As at 31 December 2004, our customer base in India was 7.2 million, an increase of 12.7% on the previous quarter and 74.7% higher than at the same time last year. The post paid customer base now represents 29.8% of the total customer base, compared to 28.3% in the previous quarter and 22.1% at the start of the year. Average revenue per user (“ARPU”) remained constant at INR589 on the previous quarter reflecting relatively unchanged average minutes of use. ARPU fell 16.7% from the same quarter in 2003 as a result of renewed focus on the post paid affordability, coupled with post paid customer growth.

Reflecting the growth in our customer base, turnover increased by 57.7% to HK$7,093 million and earnings before interest, taxation, depreciation and amortisation (“EBITDA”) increased to HK$2,201 million, an increase of 42.7% from 2003. Operating profits increased by 100.6% to HK$1,344 million due to the strong operating performance and lower depreciation and amortisation. Amortisation of goodwill was nil in 2004 (2003 - HK$242 million), due to the adoption of Hong Kong Financial Reporting Standards (“HKFRS”) No. 3 which requires goodwill amortisation to cease from 1 January 2004.

We continue to invest in extending the operations in India and during the year, we launched three new licence areas in Punjab, West Bengal and Uttar Pradesh (West). Capital expenditure was HK$2,463 million, which was 52.3% higher than in 2003, which reflects this increased investment.

Hong Kong and Macau

Our mobile business in Hong Kong maintained its position as the largest operator by customers, and through the introduction of 3G services in early 2004, established itself as the technology leader.

Hong Kong and Macau ended the year with 2.2 million customers, constant compared to Q3 and 12.2% higher than at the end of 2003. ARPU for Q4 2004 increased by 3.3% on the previous quarter to HK$156 reflecting seasonal factors and the impact of higher ARPU 3G customers within the overall customer base mix. ARPU was 2.5% lower than that in the same period in 2003.

Despite intense competition, turnover increased 6.6% compared to 2003 to HK$3,714 million, which was driven by higher customer numbers as well as increased roaming turnover. Turnover was somewhat lower in 2003 as our business suffered from the effects of the outbreak in Hong Kong of severe acute respiratory syndrome (SARS), which led to temporarily lower roaming turnover as visits to and outside Hong Kong by business and leisure travellers decreased during that period. EBITDA fell to HK$316 million from HK$1,171 million in the previous year reflecting the impact of restructuring costs arising from the cost saving initiative announced on 5 January 2005 (see Recent Events - Cost Saving Initiatives) and the start up costs of the 3G launch. Operating losses for the year of HK$534 million, compared to an operating profit of HK$606 million in 2003, was because of the restructuring and 3G start-up costs together with higher depreciation and amortisation, which were 50.4% higher than those in 2003 as we commenced the depreciation of the 3G network following commercial launch.

Hutchison Telecommunications International Limited    Annual Report 2004

06

Chairman’s

Statement

“Our mobile business in Hong Kong maintained its position as the largest operator by customers, and through the introduction of 3G services in early 2004, established itself as the technology leader”

Capital expenditure fell to HK$557 million from HK$1,280 million in 2003 reflecting the completion of the initial investment in building the basic infrastructure of a territory wide 3G network. As at 31 December 2004 we had over 1,350 3G cell sites giving us 99% population coverage, which is more than any other 3G network in Hong Kong.

Our fixed line business was listed through Hutchison Global Communications Holdings Limited on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) in 2004 following the business combination of Vanda Group, HGC Group and PowerCom Group. Since the business combination, this Group has been focusing on two core businesses - the provision of telecommunications services and IT solutions. Turnover for the year totalled HK$2,701 million, an increase of 65.9% over last year, which was partly attributable to the consolidation of Vanda in the Group’s results for the first time. The increase is mainly due to continued service expansion in the telecommunications division and contribution from the IT solutions division. Total operating profit for the year improved by 19.8% (after excluding one off gains of HK$24 million from Universal Service Contribution refund and HK$24 million from government rates adjustment in 2003) over last year to HK$218 million.

Capital expenditure was HK$717 million, 43.0% lower than in 2003, mainly due to lower prices and slower strategic rollout.

Thailand

Our Thailand operation commenced service in early February 2003. As the newest entrant in the Thai mobile communications market and the only operator in Thailand operating on a high speed CDMA2000 1X network, we have been able to increase our market share and differentiate our services in the market. We currently offer our customers a high-speed multimedia service in 25 provinces that is not available anywhere else in Thailand.

As at 31 December 2004 our customer base was 615,000, an increase of 5.1% on the previous quarter and 174.6% higher than at the start of the year. ARPU declined by 5.5% to THB876 on the previous quarter and by 36.1% on the same period in 2003 because following the launch of our prepaid service in early 2004. We saw an increasing proportion of our customer base coming from prepaid customers who typically have lower ARPU.

Turnover was up by 243.4% to HK$1,219 million and losses before interest, taxation, depreciation and amortisation (“LBITDA”) reduced from HK$808 million to HK$280 million as the customer base continued to grow. Operating losses decreased to HK$1,071 million in 2004, which was HK$42 million better than 2003.

Capital expenditure reduced to HK$876 million from HK$1,344 million in 2003 as we reached the end of the significant expenditure for network coverage.

Hutchison Telecommunications International Limited    Annual Report 2004

07

Chairman’s Statement “Partner ended the year with 2.3 million customers... demonstrating its ability to continue to grow its business in a highly competitive market”

Israel

Partner Communications Company Ltd. (“Partner”), a listed associate company of the Group, continued to perform well in a competitive market. In December 2004 Partner became the second company within the Group to launch 3G services.

Partner ended the year with 2.3 million customers, 3.1% higher than in the previous quarter and an 11.3% increase in the year, demonstrating its ability to continue to grow its business in a highly competitive market.

Partner’s contribution to Group operating profit increased by 26.9% to HK$755 million.

Others

The Group’s other businesses, Sri Lanka, Ghana and Paraguay, also contributed to the success of the business. The combined customer base increased to 244,000, which is a 19.0% increase on the previous quarter and 74.3% higher than the same period in 2003, largely driven by customer acquisition in Sri Lanka and Paraguay.

Turnover increased by 67.6% to HK$233 million and operating losses increased to HK$151 million after the increase in 2004 Corporate Office expenses, including new head count and indirect IPO related expenses.

Capital expenditure amounted to HK$64 million in 2004 compared to HK$48 million in 2003.

Basis of Preparation

As referred to in Note 1 to the accounts, on 22 September 2004 the Group and Hutchison Whampoa Limited (“HWL”), the Group’s ultimate holding company, undertook a restructuring (the “Restructuring”), in contemplation of the listing of the Group on the Hong Kong Stock Exchange and the New York Stock Exchange. HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications businesses in Hong Kong. Following completion of the Restructuring, the Company’s shares were listed on the New York Stock Exchange on 14 October 2004 and the Hong Kong Stock Exchange on 15 October 2004.

As discussed in Note 2 to the accounts, the Restructuring was accounted for as a reorganisation of businesses under common control in a manner similar to a pooling of interests. The financial information presented throughout the Annual Report has been prepared as if the Group had been in existence throughout the years ended 31 December 2003 and 2004 or since their respective dates of incorporation or acquisition.

Hutchison Telecommunications International Limited    Annual Report 2004

08

Chairman’s Statement “In the coming year, on an organic basis, the Group anticipates double-digit mobile customer growth”

Recent Events

Since 31 December 2004, a number of important events affecting the Company and its subsidiaries have occurred.

Cost Saving Initiatives

On 5 January 2005, the Company announced that as part of its ongoing efforts to improve financial performance amid the increasingly difficult market environment globally, particularly in Hong Kong, it had reviewed the cost components of a number of its operations and decided to outsource certain functions such as network and IT services and maintenance. As a result of the outsourcing, there was a reduction in total of around 750 staff of Group companies in Hong Kong, around 86.8% of whom were from the mobile operations.

The measures were intended to enhance the financial performance and organisational efficiency of the Group and is expected to translate into more cost-effective operations while maintaining or exceeding current service levels to customers.

Reorganisation of Indian Operations

On 1 February 2005, the Group’s various mobile interests in India were reorganised under Hutchison Max Telecom Limited, the Group’s mobile telecommunications operator in Mumbai. The reorganisation has created one of the largest mobile companies in India and is expected to result in many operating synergies, including more efficient management and a more efficient use of resources and funds between the various operating companies. In addition, management believes that the new structured company will be better placed to access the debt and equity markets in India.

Offer to Sell Shares to Partner Communications

On 7 February 2005, three of the founding Israeli shareholders of Partner irrevocably offered to sell all of their Partner shares to Partner and another of the Israeli founding shareholders has an option to participate in the sale. On 23 February 2005, Partner’s Board of Directors approved the acceptance of the offer. Acceptance of the offer is subject to Partner’s shareholders’ approval. If such approval is granted and all conditions precedent are satisfied, upon completion of the buy back the Group’s interest in Partner will increase from approximately 43% to over 50%.

Investment Licence for Vietnam

On 18 February 2005, Hutchison Telecommunications (Vietnam) S.à.r.l., received an investment licence from the Ministry of Planning and Investment of Vietnam to permit it to engage in a business cooperation with Hanoi Telecommunication Joint Stock Company to build, develop and operate a mobile telecommunications network in Vietnam. The business cooperation will develop a CDMA2000 network to provide mobile telecommunications services in Vietnam. The licence has been granted for 15 years.

Termination of Aircel Acquisition

On 19 June 2004, Aircel Digilink India Limited (“ADIL”), one of the Group’s subsidiaries in India, signed a preliminary agreement with Aircel Tele Ventures Limited (“Vendor”) to acquire Aircel Limited and Aircel Cellular Limited (together “Aircel”). On 7 March 2005, ADIL and the Vendor entered into an agreement for the immediate termination of the Group’s obligation to acquire the entire interest in Aircel under the preliminary agreement.

Hutchison Telecommunications International Limited    Annual Report 2004

09

Chairman’s Statement

Outlook

In the coming year, on an organic basis, the Group anticipates double-digit mobile customer growth. We expect all of our businesses to make net customer additions but as with 2004, the major customer growth will come from India.

Driven by growing customer numbers and modest average ARPU attrition we expect a continuation of double-digit organic Group turnover growth.

We expect to see a continuing improvement in Group consolidated EBITDA margins when compared on a like-for-like basis with 2004.

Our depreciation charge will be higher in 2005 reflecting the full year amortisation of networks commencing operations in 2004.

For the 2005 financial year, total organic capital expenditure is expected to be around the same level as in 2004. There will be continued investment in India in building out the new licence areas and in building increased capacity, which will represent around 60% of the Group’s capital expenditure. A further approximately 25% will be invested in Hong Kong with the majority of the balance across Vietnam, Thailand and other operations.

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning Chairman Hong Kong, 7 March 2005

Hutchison Telecommunications International Limited    Annual Report 2004

Achievements

Major Milestones

Ú Hutchison Telecommunications International Limited lists on the Stock Exchanges of New York and Hong Kong on 14 and 15 October 2004 respectively.	Ú The Group signs an agreement with Hanoi Telecom to roll out a CDMA2000 network in Vietnam with service expected to commence in late 2005.

➢      Hong Kong listed company Hutchison Global Communications Holdings Limited is formed through the joining of forces of Hutchison Global Communications with PowerCom Group, the Vanda Group and Hutchison GlobalCentre (“Hutchison Global Communications Group”).

➢ Our global customer base reaches 12.6 million at the end of 2004, an increase of 47% over 2003.	➢ The Group receives regulatory approval for the consolidation of its operations in India.
➢ Hong Kong and Macau Mobile achieves a record 2.2 million customers.
➢ Hutchison India doubles its base in Gujarat to over a million customers, to become the first mobile service provider in that state to achieve this milestone.

Awards of the Year

➢	Hutchison Global Communications Group is named “IBM Overall Top Business Partner in ASEAN” and “IBM Best Application Solutions – China Channel”.

➢	Hutchison India voted number one in customer satisfaction survey and receives a host of advertising awards including “CNBC Campaign of the Year 2003”, Business Today’s “Most Strategic Marketers of 2004”, ABBY Awards for “Creative Advertiser, Best Continuing Campaign”, three golds and two silvers for other campaigns, and the Grand EFFIE 2004 award for “Most Effective Advertiser of the Year”.

➢	Partner’s OrangeTM brand is cited as the number one brand in the telecom industry for the second consecutive year and number two, after Coca ColaTM, in the overall consumer brand rankings in terms of brand equity value, in a nationwide survey conducted by Globes, Israel’s leading business newspaper.

➢	Hong Kong Mobile receives Capital Magazine’s “Best Mobile Network Service Provider” in its Best of the Best Executives 2004 award and several other industry awards including “Yahoo! Emotive Brand Awards” and “Yahoo! Good Corporate Citizens” award.

Hutchison Telecommunications International Limited    Annual Report 2004

Achievements

Business Highlights

Ù Hong Kong Mobile becomes the first operator in Hong Kong to roll out commercial 3G services under the “3” brand name, launching services with 99% coverage in the business and populated areas.

Ú      Hutchison Global Communications Group establishes the world’s first inter-Autonomous System International Ethernet network with KT Corporation in March 2004. With these multipoint International Ethernet services, companies can connect their Hong Kong and South Korean Ethernet LANs easily, flexibly and cost effectively. The network extends to Taiwan.

Ú Hutchison India becomes the first operator in India to nationally roll out EDGE (Enhanced Data GSM Environment) and Hutch TV, India’s first and only multi-channel TV-on-mobile service.

Ù Hutchison India rolls out services in three new licence areas – Uttar Pradesh (West), West Bengal and Punjab – taking its total of licence areas to 13.

➢      Hutchison Global Communications Group’s total interconnection capacity between Mainland China and Hong Kong increases to 22.5 Gbit/s, representing the largest cross-border bandwidth amongst all fixed-line operators in Hong Kong.

➢ Partner reports record revenues of NIS 5,141 million (HK$9,305 million). ➢ Hutchison Lanka fully digitises its services and network in Sri Lanka.
➢ Partner launches commercial 3G services including person-to-person video calls in Israel.

Hutchison Telecommunications International Limited    Annual Report 2004

The Board and Management

FOK Kin-ning, Canning, aged 53, has been the Chairman and a Non-executive Director of the Company since 25 March 2004. He is the Chairman of the Remuneration Committee of the Company. He is the Group Managing Director of Hutchison Whampoa Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison International Limited and Hutchison Telecommunications Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Partner Communications Company Ltd and the Co-Chairman of Husky Energy Inc. He is also the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Dennis Pok Man LUI, aged 54, has been an Executive Director and the Chief Executive Officer of the Company since 2004. He is an Executive Director of Hutchison Global Communications Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. Mr Lui first joined the Hutchison Whampoa group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 to 2000. He rejoined the Hutchison Whampoa group in May 2001 as Group Managing Director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He holds a Bachelor of Science degree.

Tim Lincoln PENNINGTON, aged 44, has been an Executive Director and the Chief Financial Officer of the Company since 2004. He joined the Hutchison Whampoa group as Finance Director of Hutchison 3G UK Limited in the United Kingdom in July 2001. Prior to that, Mr Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising telecommunications and technology companies. Prior to that he was a director in the Specialised Financing Department at Samuel Montagu & Co Limited between 1990 and 1996, having joined that company in 1990. He holds a Bachelor of Arts (Honours) degree in Economics and Social Studies.

CHAN Ting Yu, aged 54, has been an Executive Director of the Company since 2004. He is a Director of Partner Communications Company Ltd. Prior to joining the Hutchison Whampoa group on 1 February 1994, Mr Chan practised international commercial and investment law in Hong Kong and Australia. Mr Chan was appointed Deputy Managing Director of HTI in January 1996 with responsibility for the Hutchison Whampoa group’s telecommunications investments in a number of markets including India, Israel, South East Asia and South America. He has 11 years of experience in the telecommunications industry. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

CHOW WOO Mo Fong, Susan, aged 51, has been a Non-executive Director of the Company since 25 March 2004. She is the Deputy Group Managing Director of Hutchison Whampoa Limited and a Director of Hutchison International Limited, Hutchison Telecommunications Limited and Hutchison Telecommunications Investment Holdings Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. She is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited and a Director of Partner Communications Company Ltd, Hongkong Electric Holdings Limited and TOM Group Limited. She is a solicitor and holds a Bachelor’s degree in Business Administration.

Hutchison Telecommunications International Limited    Annual Report 2004

The Board and Management

Frank John SIXT, aged 53, has been a Non-executive Director of the Company since 25 March 2004. He is the Group Finance Director of Hutchison Whampoa Limited and a Director of Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Hutchison International Limited, Hutchison Telecommunications Limited and Hutchison Telecommunications Investment Holdings Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is the Chairman of TOM Group Limited and TOM Online Inc, an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Global Communications Holdings Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd and Husky Energy Inc. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

KWAN Kai Cheong, aged 55, has been an Independent Non-executive Director of the Company since 23 August 2004. He is a member of the Audit Committee and the Remuneration Committee of the Company. He is an Independent Non-executive Director of Hutchison Harbour Ring Limited, Soundwill Holdings Limited and T S Telecom Technologies Limited. He is currently president of Morrison & Company Limited, which is a business consultancy firm and an executive director of China Medical Science Limited, a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. He worked for Merrill Lynch & Co Inc for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He joined the Concord group of companies in March 1993 and retired from the group at the end of 2002 as joint managing director. He holds a Bachelor of Accountancy (Honours) degree and is a member of the Institute of Chartered Accountants in Australia. He completed the Stanford Executive Program in 1992.

John W STANTON, aged 49, has been an Independent Non-executive Director of the Company since 23 August 2004. He is a member of the Audit Committee of the Company. He is the chairman and chief executive officer of Western Wireless Corporation. He is also a board member of Advanced Digital Information Corporation, Columbia Sportswear and a trustee of Whitman College. He was the former chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. In 1992, he was chairman and chief executive officer of Pacific Northwest Cellular and chairman of the board of directors for General Cellular Corporation, each a predecessor of Western Wireless Corporation. He also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of Telocator from 1986 to 1987. He holds a Bachelor of Arts in Political Science and received his MBA from Harvard Business School.

Kevin WESTLEY, aged 56, has been an Independent Non-executive Director of the Company since 23 August 2004. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. He is also the chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and the deputy chairman of Ocean Park Corporation. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. He holds a Bachelor of Arts (Honours) degree in History and is a Fellow member of the Institute of Chartered Accountants in England and Wales.

The Executive Directors of the Company are also the senior managers of the Group.

Hutchison Telecommunications International Limited    Annual Report 2004

We are dedicated to providing market-leading telecommunications in each of the countries where we do business. We are committed to providing the most reliable networks, best of class customer services, competitive calling rates as well as comprehensive data plans. Operations Review

Operations Review

The Group

As at 31 December 2004, we grew to a record 12.6 million customers across eight markets, firmly establishing ourselves as a leading global provider of mobile and fixed line telecommunications services.

As a technology and market leader, our wide range of mobile telecommunications services revolutionises the way our customers communicate, whether with voice, data or content services operating on GSM or CDMA networks or with the very latest 3G services in our more established markets.

In 2004, our businesses spanned eight markets including Hong Kong, Macau, India, Israel and Thailand. By end of 2005, we also expect to be providing service in Vietnam.

We take pride in being able, through innovation and quality, to rapidly develop our businesses into a leadership position even within highly competitive markets. Given our global buying power, we have been able also to source high-quality network infrastructure at attractive prices to enable the efficient development of our businesses.

Through our 2G GSM, CDMA and GPRS platforms, our customers have access to differentiated services including traditional voice, value added services and innovative data services. In India, we have added EDGE (Enhanced Data GSM Environment) capabilities to our network, which allows the provision of short video clips and enhanced content services. In Thailand, we provide innovative multimedia services over a CDMA2000 1X network that are not available from other service providers there.

Our introduction of 3G services in Hong Kong and Israel has brought customers a rich range of content, covering sports, news, entertainment and finance. We are the first in these two markets to offer person-to-person video calling. With our global buying arrangements with the Hutchison Whampoa Group, we are able to source for our customers an unrivalled range of 3G handset models.

Each of our businesses enjoys access to our global brands, with our principal focus being the “3” family of brands. We use “3” in Hong Kong and the “Hutch” brand with the triangle logos in India, Thailand and Sri Lanka. This family of brands stands for service and technology leadership.

Hutchison Telecommunications International Limited    Annual Report 2004

Mobile Customers 2.2million As the largest mobile operator in Hong Kong in terms of customer numbers, we extended our market leadership by becoming the first telecom operator to introduce 3G services in early 2004. We also operate a state-of-the-art fibre-optic fixed line network reaching over 1.2 million households and over 5,000 buildings. Hong Kong and Macau

Operations Review	Hong Kong & Macau Mobile

We have always been a pioneer in the deployment of multiple mobile technologies in Hong Kong. Cementing this role in the industry, we launched Hong Kong’s first ever 3G network in January 2004, taking Hong Kong’s mobile industry into a new era in video mobile telecommunications.

Macau’s mobile communications industry enjoyed significant growth along with its economic upsurge in 2004. Our roaming revenues recorded a double-digit increase and the growth of our mobile data services was particularly strong, with total SMS usage jumping over 70%.

Percentage of contribution to total Group turnover Customers millions Turnover HK$ millions EBITDA HK$ millions	During the year, we maintained our position as the largest mobile operator in Hong Kong, and together with Macau, provided services to 2.2 million customers as at the end of December 2004.

In Hong Kong we consolidated our three mobile services (3G, GSM Dualband and CDMA services) under the “3” brand, to form the largest group of mobile networks in Hong Kong. Our 3G services are proving to be highly popular providing our customers with a new world of video-based communication, information and entertainment. We have the best 3G network coverage in Hong Kong. With over 1,300 radio stations at the end of 2004, our network provided 99% coverage in the business and populated areas of Hong Kong including full 3G coverage for the MTR Island Line, all traffic tunnels and elevators in key commercial buildings.

In partnership with world-leading handset manufacturers, we provide the largest array of 3G video mobile phones in Hong Kong. Offering at the end of 2004 13 models, 22 colour choices as well as a unique UMTS/GPRS-enabled data card, we cater for every customer requirement.

Our international “3” roaming is currently available to 227 destinations, with data roaming available to 95 destinations and video roaming to 15 destinations.

Working closely with over 120 3G content providers from all over the world, we are well-positioned to deliver a rich and diverse portfolio of content. As a result, we offer 33 service channels, and in 2004 were able to introduce a range of video mobile content, for the first time in Hong Kong. Some of these include:

	•	video calling and video messaging - enabling face to face communications via a 3G phone with friends and business associates, or the sending of video “postcards” to family around the world;
	•	the latest video infotainment - sports and football highlights, movie previews, music videos, and much more;
	•	pioneering live video broadcasts and streaming - watching live broadcasts of horse racing, concerts, TV news, real-time traffic updates, etc;
•

the latest news and financial information - 24-hour access to real-time local and international news, financial markets and stock market commentaries from leading media organisations, such as TVB, i-CABLE, Bloomberg TV, Reuters, CNN, Phoenix InfoNews, Metro Broadcast and SINA;

Hutchison Telecommunications International Limited    Annual Report 2004

Operations Review	•

exclusive video sports - video sports clips that include highlights of selected football matches from the Barclay’s English Premier League in the UK, UEFA Champions League and selected clips of Italian Football League Serie A.

•

informative and useful location-based services - a unique location guide providing useful and practical information, with maps, on more than 15,000 points of interest. Locations covered range from entertainment hotspots, restaurants and eateries, to shopping tips and special offers, public transport routes, as well as scenic spots. The unique “Follow Me, Follow U” service also enables customers to track the whereabouts of family, friends and colleagues whenever and wherever they want; and

	•	diverse music content - the full-version of the latest Canto-pop music videos as well as live broadcasts of concerts and other special events can easily be downloaded onto a 3G mobile phone.

Building on our leadership position in Hong Kong, we will continue to set the benchmark for the market with an even wider variety of handsets, more innovative services, complete 3G coverage and wider roaming destinations.

In Macau, we enhanced the quality of our network with an over 15% increase in the number of cell sites and repeaters and expanded our international roaming coverage in voice and GPRS data.
In 2004, we pioneered a number of services in Macau including:
	•	HutchPlus mobile infotainment service, providing widespread Java applications, as well as information and entertainment content for dualband handset users;
•

1-Card-2-Number Service for frequent travellers between Hong Kong and Macau. Travellers can enjoy seamless mobile services in both cities under a single monthly service plan, without the need to pay roaming charges in either market;

	•	Mobile Tour Guide Service for tourists who can enjoy voice-based information on major attractions and historical sights in Macau; and
	•	24-hour Pre-paid SIM Vending Machines installed in major tourist entry points, enabling incoming tourists to buy pre-paid SIM cards and recharge their vouchers.

Hutchison Telecommunications International Limited    Annual Report 2004

Operations Review

Hong Kong Fixed

Hutchison Global Communications Holdings Limited (Hutchison Global Communications Group), an integrated telecommunications and information technology company, is listed on the Stock Exchange of Hong Kong, having been formed through the merger of Hutchison Global Communications, PowerCom group and the Vanda Group.

Hutchison Global Communications Group is committed to providing a fibre-optic network that will better serve Hong Kong’s needs. Today, we own and operate the largest “fibre-to-the-building” telecommunications network in Hong Kong, with 4,600 kilometres of linear ducting and over 800,000 kilometres of core fibre-optic cable – a length that could go 20 times around the world.
Percentage of contribution to total Group turnover Residential voice lines thousands Turnover HK$ millions EBITDA HK$ millions

Using this fibre-optic network, we have gained a firm foothold in the local fixed network industry, with the delivery of efficient and reliable services to business and residential customers, schools, hospitals, local community organisations as well as other network carriers. As a result, in 2004, we have enjoyed a year of solid growth despite stiff competition. The number of residential voice lines increased 17% while residential broadband lines grew 47%.

As part of our continuing initiatives to improve services to customers, the Hutchison Global Communications Group is pioneering the integration of traditional and new technologies, including basic telecommunications services with video phones as well as one of the fastest bi-directional residential broadband services available in the market. In 2004, we achieved a number of “firsts”, including:

	•	the introduction of the world’s first video communication service between a 3G wireless phone and a desktop video phone;
	•	becoming the first local fixed telecommunications network operator to establish an interconnection capacity of 22.5 Gbit/s (gigabits per second) between Mainland China and Hong Kong; and
•

establishing the world’s first inter-Autonomous System International Ethernet network, which transforms traditional local Ethernet connectivity into a powerful multi-point service that extends beyond geographical boundaries.

Looking forward, the Hutchison Global Communications Group aims to build on these innovations and offer more efficient and effective services to its customers.

Hutchison Telecommunications International Limited    Annual Report 2004

Operating Profits Increased 100.6% Growth in India continued to be strong, reflecting the expansion of our customer base and our leadership in the market. In 2004, our total customer number increased 74%. India

Operations Review

India

With a population of over a billion people, a mobile market penetration of under 5%, and some 19 million people becoming new mobile customers in 2004, India’s telecom market continues to provide strong growth potential. Benefiting from these favourable conditions, Hutchison India experienced solid growth during the year. Adding over three million customers to our customer base, the total number of customers grew almost 75% to 7.2 million. Revenue increased 57.7% to HK$7,093 million.

Percentage of contribution to total Group turnover Customers millions Turnover HK$ millions EBITDA HK$ millions

Implementing services into new licence areas, Hutchison India has been strengthening its network in the newly acquired areas of Uttar Pradesh (East), Rajasthan and Haryana since August 2003. Operations also commenced in Punjab, Uttar Pradesh (West) and West Bengal towards the end of 2004. As a result, Hutchison India’s licences covered 13 of the 23 licence areas by the end of 2004.

Voice continues to be the main revenue generator in India. However, Hutchison India has also created new revenue opportunities with innovative mobile data services such as:
	•	Hutch TV, which allows EDGE (Enhanced Data GSM Environment) phone customers to access video clips of their favourite television programmes, as a result of our partnership with 15 TV channels;
•

Railway Ticketing. Hutchison India became the first mobile communications operator in the country to allow customers to use their phones, backed by a unique voice recognition system, to book tickets on Indian Railways;

•

Hutch4business. In partnership with Microsoft®, Hutchison India’s corporate customers can now access their Microsoft Outlook email, contacts and calendar functions on their mobile phones. Extending this service, customers can also enjoy services such as “Asset Tracking” and “sms@wrk”;

•

MSN Messenger / Hotmail on SMS. The partnership with MSN allows our customers to access their Hotmail accounts and MSN Messenger on SMS, for the first time in India. Our web portal “Hutchworld” is also managed in close partnership with MSN, who bring their considerable content and web management skills to the site; and

	•	Click & Print. In an exclusive partnership with Kodak®, and in association with Nokia, our customers can now print photos captured on their mobile phones.

The quality of our services is well recognised by our customers and the community. Last year, Hutchison India received the number one rating for customer satisfaction in a survey conducted by a leading Indian market research firm among Indian mobile customers. Our brand advertising also continues to be recognised as amongst the finest and most memorable in the marketplace. In the past two years, Hutchison India received a Bronze Award at the Cannes Lion International Advertising Festival and an award from CNBC’s Campaign of the Year. At the ABBY (Advertising Club Bombay) awards, we won the “Creative Advertiser of the Year” award, in addition to three golds and two silvers – including the “Best Continuing Campaign of the Year”.

Hutchison Telecommunications International Limited    Annual Report 2004

Customers 2.3million Partner continues to leverage its strong brand, quality network and world-class customer services to grow its business. Israel

Operations Review

Israel

In 2004, our Israeli associate operation, Partner Communications Company Ltd (Partner) achieved strong operating results - its customer base grew to 2.3 million customers, an 11.3% increase over the previous year, while its contribution to the Group’s operating profits increased to HK$755 million, representing a growth of 26.9%.

During the year, Partner cemented its leadership in the local marketplace by launching a complete portfolio of 3G services. Partner also became the only company in Israel to offer person-to-person video call services.

Our 3G services include:
Customers millions	•	an advanced portal through which 3G customers can enjoy television clips, daily news, sports highlights, financial market updates, games and entertainment among others;
	•	secure access to personal information at work from anywhere in the world; and
	•	a visual voice mail service allowing customers to see and manage their messages without having to call their voice mail.

In a market with an overall mobile telecommunications penetration of close to 100%, Partner is seeking to differentiate itself from the competition not only through the quality of its network and its focused customer services, but also as a leader in technology.

Independent surveys highlight Partner’s successes in this direction. These surveys state that Partner’s network provides the best quality, based on the rate of dropped calls, voice quality and coverage. Additionally, Orange™ has been named second only to Coca Cola™, in terms of brand equity value, for the past two years in a row, in a survey conducted by Israel’s leading business newspaper. Partner’s customer services have also won the prestigious Israel Management Institute award for best service in the past three consecutive years.

Hutchison Telecommunications International Limited    Annual Report 2004

Customer Base Increased 174.6% We are the only operator in Thailand providing a high speed multimedia service in 25 provinces. Thailand

Operations Review	Thailand Hutchison CAT Wireless Multimedia Limited’s turnover increased over 2003 by 243.4% to HK$1,219 million through an increase of customers by 174.6% to 615,000 at the end of 2004.

We provide a CDMA2000 1X service in our licence area in Thailand, enabling customers to enjoy sophisticated, easy to use, high speed multimedia services that are currently unmatched in Thailand. In a country where there is a growing base of young, knowledgeable and proficient technology users, we believe that our interactive and content-based services provide popular differentiation from standard voice-centric services.

Percentage of contribution to total Group turnover Customers thousands Turnover HK$ millions EBITDA HK$ millions	Our cutting edge services and applications are designed to take full advantage of the CDMA2000 1X network:
•

NAVI - In January 2004, we introduced an advanced and easy to use A-GPS based navigation system unique to our customers with five exciting services: Where am I, Where are you, CarNAVI, NearestPlace and Map Search. The services enjoyed a significant take up rate. Following NAVI’s success, we will be launching NAVI Pack 2 in 2005. Corporate customers can also use Business NAVI, our Web based solution, providing multiple options for tracking the locations of several users at the same time.

•

Brew Applications - We and Qualcomm have successfully promoted BREW™ (Binary Runtime Environment for Wireless™), making it possible for users to customise their mobile phones with just the applications they need and want. Users can choose from a wide range of entertainment applications, select payment options and download these applications on to their mobile handsets.

•

Wireless Broadband Services - We launched CDMA wireless broadband devices, AirCard and Hutch Ice PDA Phones to capture the escalating demand for wireless internet applications in Thailand. These products meet customers’ mobile needs, allowing internet users to access information at very high speeds and extremely competitive rates. During the year, our latest wireless USB modem AirPlus hit the market and for the first time, we distributed this product through Thailand’s leading computer and IT distributor, IT City.

We have also been actively advertising our services, creating The Network Caravan to promote the network and its qualities. Hutch Wireless Broadband Society is another leading-edge multimedia service that provides video mail, movie trailers, music videos and real-time video games with competitive tariff plans.

With the delivery of a comprehensive range of innovative handsets, a network designed to deliver high speed data and multimedia services and our strong brand identity, we are rapidly becoming a popular alternative for mobile telecommunications users in Thailand.

Hutchison Telecommunications International Limited    Annual Report 2004

Combined Turnover Increased 67.6% Sri Lanka, Ghana and Paraguay all continued to produce positive results with turnover increasing 67.6% over the previous year. New markets, such as Vietnam will also provide ongoing opportunities to grow and expand our business. Other Markets

Operations Review

Sri Lanka

By focusing on acquiring pre-paid customers, Hutchison Lanka increased its customer base in 2004 by 111% over 2003. Turnover grew by more than 29% which enabled us to streamline our internal operations and reduce operating expenses.

As a growth telecommunications market with nation-wide penetration of only 10%, a population of 20 million and a growing economy, Hutchison Lanka is well poised to take advantage of the growth opportunity.

Percentage of contribution to total Group turnover (Sri Lanka, Ghana & Paraguay)

Ghana

2004 provided a solid year of growth for Kasapa, our business in Ghana, with a 2.6% increase in the customer base and 86% increase in revenue. The country’s national penetration of only 8% gives us the opportunity to grow our market share, especially as we convert our analogue cellular system to a CDMA network.

In addition to its traditional voucher cards, Kasapa introduced electronic pre-paid vouchers (printed for each customer) at point of sale terminals during the year. The new lower denominations and their wider availability have improved affordability and provided greater customer convenience.

During the year, Kasapa also launched services in Kumasi, the capital of the Ashanti region and the second largest city in Ghana. This expansion will cover an additional population of over one million people, providing further opportunities for us to grow our existing customer base.

Customers (Sri Lanka, Ghana & Paraguay) thousands

Paraguay

Hutchison Paraguay increased its customer base by 92% and its revenue by over 95% in 2004. With the launch of a pre-paid option for our customers, the expansion of our points of sale locations from 40 to over 1,100, the addition of value added services for customers, and the promotion of new on-net services on Paraguay’s first nationwide GSM network, we enjoyed a positive year. We maintained our post-paid and high usage pre-paid customer base, despite robust competition.

Turnover (Sri Lanka, Ghana & Paraguay) HK$ millions	While penetration remained stable at 22%, we have been able to grow our business by offering a greater choice of services. In 2004, we built on this ability, strengthening the network and offering services at more accessible locations.

Vietnam

In line with our strategy to expand into emerging telecom markets with low mobile penetration rates, a growing economy and an expanding customer base, we entered into an agreement to extend our activities into Vietnam. In partnership with Hanoi Telecom, we intend to commence operations in late 2005, building a CDMA2000 network in Da Nang, Ho Chi Minh City and Hanoi.

Vietnam has one of the fastest growth economies in Asia. With a population of 82 million and mobile penetration of only about 4%, we believe there will be strong development opportunities for the Group.

Hutchison Telecommunications International Limited    Annual Report 2004

Our Staff	As of 31 December 2004, we employed over 10,000 staff worldwide in our operating subsidiaries and corporate headquarters.

We focus on attracting and retaining the very best talent. Our success is largely due to our employees who work tirelessly to provide a high quality of service to customers. Hence, we put emphasis on training, developing and motivating the best individuals available to represent the Group. At the same time, we do our best to maintain employee satisfaction at the highest levels, as this results in a positive work force that will create value to shareholders and customers alike.

We believe there is no greater business tool than effective communications. We therefore seek to employ a diverse workforce, who can connect with our customers in a variety of languages and dialects. We believe this is a key component of our success.

We operate in a highly competitive international business environment. It is therefore imperative that we manage our costs while optimising customer services, employee satisfaction and shareholder returns. In balancing these objectives, we constantly review our operations and processes. As we make additional investments in technology, certain positions within our operation may be no longer relevant or may become better served by a business partner. In such instances, we make every effort to communicate openly with our employees and where possible reassign employees within another part of the Group. Though the majority of our employees do not belong to unions, we recognise and negotiate with unions as required.

The quality of our employees gives us a strong competitive advantage. The mix of professionals who represent us and our brands around the world provides a cornerstone to our success. We therefore remain dedicated to retaining and recruiting the best to drive our business forward.

The Community	We value the strong relationships established with our local communities and we work closely with a number of charitable and specialist organisations to help the less fortunate, foster art and culture and protect the environment. Our staff are encouraged to take active part in these activities. We believe that in helping others, staff learn more about working together, improving their customer service, cooperation and team building skills.

In Hong Kong, for example, there is strong staff support for the Community Chest, the leading charity in the territory. The Chest raises funds for the disadvantaged in Hong Kong through a number of high profile events such as its “Skip Lunch Days” and “Dress Casual Days”. Staff also participate in events organised by Po Leung Kuk, a leading charity for children, and St. James’ Settlement, which serves the needs of the elderly.

In India, we sponsor the Hutch Book Award in India, which recognises and rewards the best of Indian writing and seeks to ensure that works of merit reach a wider audience.

The Group is always ready to assist those affected by natural and other disasters. During the year, we made a donation of HK$390,000 (US$50,000) to aid the relief of the victims of a supermarket fire in Paraguay in which many died. In December 2004, we pledged a contribution of HK$10.8 million towards the HK$24 million (approximate US$3.08 million) donation from our parent company Hutchison Whampoa Limited in conjunction with Li Ka Shing Foundation, in response to the tsunami disaster which devastated large areas in certain of the countries where we operate.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Overview

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in the annual report. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differs in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net (loss) profit attributable to shareholders and shareholders’ (deficits) equity to US GAAP, see “Information for US Investors” section.

We had total turnover of HK$14,960 million in 2004, representing an increase of 48.1% from total turnover of HK$10,104 million in 2003. The increase was mainly due to strong growth in turnover from our India and Thailand mobile operations resulting from strong growth in our customer base together with consolidation for the first time of the results of Vanda Systems & Communications Holdings Limited (“Vanda”) (since renamed Hutchison Global Communications Holdings Limited (“HGCH”)), in which we acquired a majority interest in March 2004. In particular, turnover from our India operations increased by 57.7% from HK$4,497 million in 2003 to HK$7,093 million in 2004.

Our total operating profit increased by 113.9% to HK$1,859 million in 2004 from HK$869 million in 2003. This increase was primarily attributable to a one-time gain of HK$1,300 million generated from the placement of shares in HGCH, as described below. Excluding the one-time gain, our operating profit declined by 35.7% to HK$559 million because operating expenses increased by 54.2% as described below. These increased operating expenses were offset in part by increases in operating profit from our India operations and Partner Communications Company Ltd (“Partner”), our mobile telecommunications operator in Israel in which we hold an approximately 43% interest, and a reduced operating loss from our Thailand operations. Our operating profit margin, excluding associated companies, increased from 2.8% in 2003 to 7.4% in 2004.

Our operating expenses increased by 54.2% from HK$9,826 million in 2003 to HK$15,154 million in 2004. The increase was primarily attributable to expenditures associated with higher levels of activity in our business, as well as the consolidation of Vanda’s operating expenses into our consolidated results for the first time, charges in relation to certain restructuring activities and impairments that took place in 2004, the inclusion of several start up operations in 2004, increased depreciation and amortisation due to the commercial launch of 3G operations in Hong Kong and a full year’s depreciation from Thailand operations which we launched in February 2003. Excluding charges relating to restructuring activities and impairments, operating expenses grew approximately in line with the increase in turnover that we experienced during the same period.

Basis of Preparation of Financial Statements

We were formed in March 2004 in preparation for a restructuring by Hutchison Whampoa during the third quarter of 2004. In connection with the restructuring, Hutchison Whampoa and a number of its affiliates transferred to us their holdings in certain mobile and fixed-line telecommunications businesses. We also issued additional ordinary shares as a part of the restructuring to capitalise substantially all of the outstanding loans from the Hutchison Whampoa group, net of receivables from such companies, in the aggregate amount of HK$20,869 million.

The restructuring has been accounted for as a reorganisation of businesses under common

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis	control, in a manner similar to a pooling of interests. Our consolidated financial statements have been prepared as if our Company and the structure of our ownership of our subsidiaries had been in existence at all dates and during all years presented, and include the accounts of the direct and indirect subsidiaries and the interests and investments in associated companies and jointly controlled entities contributed to us by the Hutchison Whampoa group in connection with the restructuring. The results of operations of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during a year are included in our consolidated financial statements commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be. See Note 2 to our accounts.

We group our subsidiaries into the following five business segments for financial reporting purposes, based on their geographic area of operation and principal business line:

• Hong Kong mobile;

• Hong Kong fixed-line;

• India;

• Thailand; and

• Others.

The results of operations of our Macau mobile business are aggregated with our Hong Kong mobile business because our Macau mobile operating company is a subsidiary of our Hong Kong mobile operating company, shares the same management and is significantly smaller, in terms of financial results and customer numbers.

In March 2004, Vanda acquired 100% of our fixed-line and data centre businesses, and was renamed HGCH. Our stake in HGCH increased to 78.9% of the enlarged share capital of HGCH. As of March 2004, HGCH was accounted for as our consolidated subsidiary. Previously, we held only a 37.1% interest in Vanda and accounted for its results using the equity accounting method. Subsequently, following a placement of our shares in HGCH, our stake in HGCH decreased to 52.5% and we recognised a one-time gain of HK$1,300 million.

Others comprise Sri Lanka, Paraguay, Ghana and Corporate Office.

Partner is currently accounted for as an associated company using the equity accounting method. In February 2005, Partner accepted an offer from some of its founding Israeli shareholders to buy back a minimum of approximately 17.2% of its total outstanding ordinary shares. If the offer is approved by Partner’s shareholders and all other conditions satisfied, our interest in Partner would increase to in excess of 50%. If the purchase is completed in 2005, then by virtue of our majority ownership we would thereafter consolidate Partner as a subsidiary, which would change the presentation of our financial results for 2005 and thereafter.

In 2004, the Group made the decision to early adopt Hong Kong Financial Reporting Standards 3, Hong Kong Accounting Standards 36 and 38 in respect of business combinations, impairment of assets and intangible assets, which makes our financial statements more in line with International Financial Reporting Standards. In our interpretation of these standards there is an impact on our 2004 results, which is explained further in our Critical Accounting Policies and Note 3 to the accounts.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis	The following table presents, for the years indicated, the amounts and percentages of turnover of the major line items in our consolidated profit and loss account:

	Year ended 31 December
	2003		2004
	(HK$ millions, except percentages)
Turnover	$10,104	100.0%	$14,960	100.0%
Operating expenses
Cost of inventories sold	547	5.4%	1,400	9.4%
Staff costs	1,081	10.7%	1,597	10.7%
Depreciation and amortisation	2,262	22.4%	3,059	20.4%
Other operating expenses	5,936	58.7%	9,098	60.8%
Profit on partial disposal of a subsidiary company	–	–	1,300	8.7%
Operating profit of the Company and subsidiary companies	278	2.8%	1,106	7.4%
Share of profits less losses of associated companies	591	5.8%	753	5.0%
Operating profit	869	8.6%	1,859	12.4%
Interest and other finance costs, including share of associated companies, net	970	9.6%	1,054	7.0%
(Loss) profit before taxation	(101)	(1.0)%	805	5.4%
Current taxation charge	22	0.2%	105	0.7%
Deferred taxation (credit) charge	(195)	(1.9)%	384	2.6%
Profit after taxation	72	0.7%	316	2.1%
Minority interests	286	2.8%	244	1.6%
Net (loss) profit attributable to shareholders	$(214)	(2.1)%	$72	0.5%

Group results Turnover
Our turnover increased by 48.1% from HK$10,104 million in 2003 to HK$14,960 million in 2004. The increase was mainly due to strong growth in our mobile customer base, which increased from approximately 8.5 million as of 31 December 2003 to approximately 12.6 million as of 31 December 2004. All of our operating companies reported an increase in turnover in 2004 with particularly strong growth in India. Our India operations accounted for 47.4% of our total turnover in 2004, compared to 44.5% in 2003. As our Thai operations moved into their first full year of operations, the percentage of our total turnover derived from them rose from 3.5% in 2003 to 8.1% in 2004. Our Hong Kong fixed-line operations, after the consolidation of Vanda’s results for the first time, accounted for 18.1% of our turnover in 2004, compared to 16.1% in 2003. Turnover from our Hong Kong mobile operations declined as a percentage of our total turnover from 34.5% in 2003 to 24.8% in 2004.

Turnover from mobile services accounted for 79.3% of total turnover while turnover from fixed line and other services accounted for 18.1%. Telecommunication products, which are principally handsets and accessory sales, represented 2.6% of total turnover.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Operating profit

Our operating profit increased from HK$869 million in 2003 to HK$1,859 million in 2004. The increase was due primarily to a one-time gain of HK$1,300 million. Excluding the one-time gain, our operating profit declined by 35.7% from HK$869 million in 2003 to HK$559 million in 2004 because operating expenses increased by 54.2% due to a combination of activity related increases, the impact of start up operations and restructuring and impairment charges and offset by the lower amortisation expenses resulting from the net effect of early adoption of HKFRS 3 and HKAS 38 from 1 January 2004 as described below. These increased operating expenses were offset in part by increases in operating profit from our India operations and Partner, and a reduction in operating loss from our Thailand operations. Our operating profit margin, excluding associated companies, increased from 2.8% in 2003 to 7.4% in 2004.

The following table presents, for the years indicated, a breakdown of operating expenses and percentage change from year to year:

	Year ended 31 December
	2003	2004	% Change
	(HK$ millions)
Cost of inventories sold	$547	$1,400	155.9%
Staff costs	1,081	1,597	47.7
Depreciation and amortisation	2,262	3,059	35.2
Other operating expenses	5,936	9,098	53.3
Operating expenses	$9,826	$15,154	54.2%

The rise in operating expenses was primarily attributable to expenditures associated with higher levels of activity in our business. Excluding charges relating to restructuring activities and impairments, operating expenses grew approximately in line with the increase in turnover that we experienced during the same period.

Cost of inventories sold increased by 155.9% from HK$547 million in 2003 to HK$1,400 million in 2004, mainly due to the consolidation of Vanda into our Hong Kong fixed-line and other operations for the first time. Vanda had cost of inventories of HK$597 million for 2004, whereas our Hong Kong fixed-line and other operations had no cost of inventories sold in 2003. Excluding Vanda, cost of inventories sold increased by 46.8%, reflecting the launch of 3G operations in Hong Kong and the ramp up in operations in Thailand and stayed constant at 5.4% of total turnover in 2003 and 2004.

Staff costs increased by 47.7% from HK$1,081 million in 2003 to HK$1,597 million in 2004, mainly due to increased staff costs resulting from expansion of our business, restructuring costs, as well as the increase related to our initial consolidation of Vanda. As a percentage of total turnover, staff costs remained stable at 10.7% in both 2003 and 2004, reflecting growth in staff in line with growth in total turnover.

Depreciation and amortisation expenses increased by 35.2% from HK$2,262 million in 2003 to HK$ 3,059 million in 2004. This increase was mainly attributable to the increase in our fixed assets as a result of the network build-out in all of our operations. In addition, the launch of 3G services in Hong Kong in January 2004 resulted in the commencement of depreciation charges and amortisation of customer acquisition costs in 2004. However, because of the early adoption of HKFRS 3 and HKAS 38 from 1 January 2004, goodwill amortisation expenses decreased by HK$540 million in 2004 whereas the amortisation of telecommunication customer acquisition costs increased by HK$260 million in 2004, resulting in a net decrease of HK$280 million in amortisation expenses. Primarily as a result of this decrease, depreciation and amortisation expenses decreased from representing 22.4% of our total turnover in 2003 to 20.4% in 2004.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis	The following table presents, for the years indicated, a breakdown of other operating expenses:

	Year ended 31 December
	2003	2004
	(HK$ millions)
Costs of services provided	$4,195	$6,389
General administration and distribution costs	1,706	1,949
Impairment loss on fixed assets	–	142
Write-off of telecommunications customer acquisition costs	234	150
Costs directly related to construction of network capitalised as fixed assets	(333)	(531)
Others	134	999
Other operating expenses	$5,936	$9,098

Other operating expenses increased by 53.3% from HK$5,936 million in 2003 to HK$ 9,098 million in 2004. The main component of other operating expenses was costs of services provided, comprised of network costs and associated network operating costs, which increased by 52.3% from HK$4,195 million in 2003 to HK$6,389 million in 2004. The increase in costs of services provided was mainly attributable to continued growth in our customer base, which resulted in significant increases in interconnection, roaming and IDD charges. Other contributing factors were the continued build-out of networks, which resulted in increased rental fees for cell sites and leased lines, as well as the consolidation of Aircel Digilink India Limited, which we acquired in August 2003, and the consolidation of Vanda. The increase in other operating expenses was also partly due to the increase in general, administration and distribution costs by 14.2% from HK$1,706 million in 2003 to HK$1,949 million in 2004. Another factor contributing to the increase in other operating expenses was certain costs in respect of restructuring that took place in 2004, including a charge of HK$142 million in respect of an impairment loss on telecommunication and network equipment. The write-off of telecommunications customer acquisition costs arises as a consequence of our policy of capitalising customer acquisition costs for postpaid customers joining our 3G network in Hong Kong and our CDMA2000 1X network in Thailand. The customer acquisition cost capitalised is amortised over the contract life under HKAS 38. Where a customer leaves the network before the end of the contract life, the unamortised balance of that customer acquisition costs is immediately expensed. In 2004 there was a charge of HK$150 million in respect of such charges (2003 - HK$234 million).

Share of profits less losses of associated companies

This item reflects our share, under the equity method of accounting, of the profits net of losses of our associated companies, being principally Partner. In 2004, our share of profits less losses of associated companies increased by 27.4% to HK$753 million from HK$591 million in 2003. This increase principally reflected an increase in the operating profit of Partner, which was primarily due to customer growth in Partner’s operations in Israel.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Interest and other finance costs, including share of associated companies, net

Interest and other finance costs, net, principally consists of interest and other finance costs relating to our debt, net of interest income received from bank deposits, as well as our share of the interest and other finance costs of our associated companies, including Partner. Interest and other finance costs, net, increased by 8.7% from HK$970 million in 2003 to HK$1,054 million in 2004, primarily due to higher levels of debt used to finance the expansion of our operations. HK$178 million related to interest paid on loans from the Hutchison Whampoa group, which were subsequently capitalised as part of the restructuring.

(Loss) profit before taxation

We recorded a profit before taxation of HK$805 million in 2004, compared to a loss before taxation of HK$101 million in 2003. Profit before taxation in 2004 included a one-time gain of HK$1,300 million. Excluding this one-time gain, we would have recorded a loss before taxation in 2004 of HK$495 million.

Current and deferred taxation charges (credits)

We recorded a net taxation charge of HK$489 million in 2004, compared to a net taxation credit of HK$173 million in 2003. Of these amounts, HK$105 million and HK$22 million were attributable to current taxation for 2004 and 2003, respectively. The current taxation charges for both years were due principally to the application of tax loss carry-forward rules in India.

We recorded a net deferred taxation charge of HK$384 million in 2004, compared to a net deferred taxation credit of HK$195 million in 2003. The net deferred taxation charge related to each of our India and Hong Kong mobile operations as well as Partner, where we had historical losses and applied our carry-forward losses to our tax positions as offsets.

Net (loss) profit attributable to shareholders

As a result of the foregoing, we recorded a profit after taxation of HK$316 million in 2004, compared to a profit after taxation of HK$72 million in 2003.

We recorded a profit attributable to shareholders of HK$72 million in 2004, compared to a loss attributable to shareholders of HK$214 million in 2003. Excluding the one-time gain of HK$1,300 million, we would have recorded a net loss attributable to shareholders of HK$1,228 million in 2004.

Results of our operating companies

Turnover

The following table presents, for the years indicated, a breakdown of turnover by our five business segments and the percentage of total turnover accounted for by each segment:

	Year ended 31 December
	2003		2004
	(HK$ millions, except percentages)
Hong Kong mobile	$3,485	34.5%	$3,714	24.8%
Hong Kong fixed-line	1,628	16.1	2,701	18.1
India	4,497	44.5	7,093	47.4
Thailand	355	3.5	1,219	8.1
Others	139	1.4	233	1.6
Turnover	$10,104	100.0%	$14,960	100.0%

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

•      Hong Kong mobile operations. Our Hong Kong mobile operations accounted for 24.8% of our total turnover in 2004, compared to 34.5% in 2003. Turnover increased by 6.6% from HK$3,485 million in 2003 to HK$3,714 million in 2004. Our customer base grew 12.2% from approximately 2.0 million as of 31 December 2003 to approximately 2.2 million as of 31 December 2004, but the increase in customers resulted largely from 3G customers who joined the network towards the end of 2004. The addition of the new 3G customers and the higher tariff associated with 3G services helped to partly offset reductions that we made to tariffs for 2G service in response to the ongoing pressure of discounts offered by our competitors throughout the year. In addition, turnover was lower in 2003 as our business suffered from the effects of the outbreak in Hong Kong of severe acute respiratory syndrome (SARS), which led to temporarily lower roaming turnover as visits to and outside Hong Kong by business and leisure travelers decreased during that period.

•      Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 18.1% of our total turnover in 2004, compared to 16.1% in 2003. Turnover from our Hong Kong fixed-line operations increased by 65.9% from HK$1,628 million in 2003 to HK$2,701 million in 2004. This increase was primarily due to the first time consolidation of the results of Vanda, in which we acquired a majority interest in March 2004. In addition, we achieved increased turnover from our international and local bandwidth, local and international voice and residential broadband services.

•      India operations. Our India operations accounted for 47.4% of our total turnover in 2004, compared to 44.5% in 2003. Turnover from our India operations increased by 57.7% from HK$4,497 million in 2003 to HK$7,093 million in 2004, primarily due to an increase in the total number of customers from approximately 4.1 million in 2003 to approximately 7.2 million in 2004. Turnover growth was also supported by an increase in the percentage of postpaid customers from 22.1% of total customers in India at the end of 2003 to 29.8% at the end of 2004. Average revenue per user for postpaid subscribers is significantly higher than for prepaid customers.

•      Thailand operations. Our Thailand operations accounted for 8.1% of our turnover in 2004, compared to 3.5% in 2003. Turnover from our Thailand operations increased by 243.4% from HK$355 million in 2003 to HK$1,219 million in 2004, which was attributable to a significant increase in our customer base and to receiving turnover for 12 months in 2004 compared to only 10 months in 2003. We began marketing Hutch brand mobile telecommunications services in Thailand in February 2003. As of 31 December 2004, the Hutch brand service had approximately 615,000 subscribers, compared to approximately 224,000 as of 31 December 2003, representing an increase of 174.6%.

•      Other operations. Turnover from other operations consisted of turnover from our mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. These operations collectively accounted for 1.6% of our turnover in 2004, compared to 1.4% in 2003. Turnover from other operations increased by 67.6% from HK$139 million in 2003 to HK$233 million in 2004. This increase was primarily due to an increase in the number of customers in Sri Lanka and Paraguay.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Operating profit

The following table presents, for the years indicated, a breakdown of operating profit by our five business segments, as well as profit on partial disposal of a subsidiary company and share of profits less losses of associated companies, and the percentage of total operating profit accounted for by each segment or line item:

	Year ended 31 December
	2003		2004
	(HK$ millions, except percentages)
Hong Kong mobile	$606	69.7%	$(534)	(28.7)%
Hong Kong fixed-line	230	26.5	218	11.7
India	670	77.1	1,344	72.3
Thailand	(1,113)	(128.1)	(1,071)	(57.6)
Others	(115)	(13.2)	(151)	(8.1)
Profit on partial disposal of a subsidiary company	–	–	1,300	69.9
Subtotal	278	32.0	1,106	59.5
Share of profits less losses of associated companies	591	68.0	753	40.5
Operating profit	$869	100.0%	$1,859	100.0%

The following table presents, for the years indicated, a breakdown of operating expenses by our five business segments and the percentage of operating expenses accounted for by each segment:

	Year ended 31 December
	2003		2004
	(HK$ millions, except percentages)
Hong Kong mobile	$2,879	29.3%	$4,248	28.0%
Hong Kong fixed-line	1,398	14.2	2,483	16.4
India	3,827	39.0	5,749	38.0
Thailand	1,468	14.9	2,290	15.1
Others	254	2.6	384	2.5
Operating expenses	$9,826	100.0%	$15,154	100.0%

•      Hong Kong mobile operations. Our Hong Kong mobile operations recorded an operating profit of HK$606 million in 2003, which declined to an operating loss of HK$534 million in 2004. The operating profit margin of our Hong Kong mobile operations decreased from a positive margin of 17.4% in 2003 to a negative margin of 14.4% in 2004. These declines were mainly the result of a 47.6% increase in operating expenses, from HK$2,879 million in 2003 to HK$4,248 million in 2004. The increase in operating expense was primarily attributable to the launch of our 3G business in 2004. Hong Kong staff costs increased by 64.5% as a result of the launch of 3G services and the continued growth in 2G services, as well as costs associated with restructuring. Further, in 2004, the Office of the Telecommunications Authority Hong Kong (“OFTA”) announced a 3 years moratorium upon expiry of our CDMA licence in 2005, in order for us to migrate our CDMA customers to 2G or 3G networks. In addition, as part of our cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, we recorded an impairment loss on telecommunications and network equipment of HK$142 million for the year ended 31 December 2004.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

•      Hong Kong fixed-line operations. Our Hong Kong fixed-line operations recorded an operating profit of HK$218 million in 2004 compared to an operating profit of HK$230 million in 2003. The operating profit margin was 8.1% in 2004 compared to 14.1% in 2003. The decline in operating profit and margin was the result of an increase in our operating expenses. Our operating expenses increased by 77.6% from HK$1,398 million in 2003 to HK$2,483 million in 2004. The increase in operating expenses was attributable to increased costs of inventories sold, mainly due to the consolidation of Vanda, which had cost of inventories sold of HK$597 million for 2004, compared to no cost of inventories sold for our fixed-line operations in 2003. Hong Kong fixed-line continued to expand its footprint in 2004, which increased its depreciation and amortisation expenses by 11.2% from HK$437 million in 2003 to HK$486 million in 2004.

•      India operations. Operating profit from our India operations increased by 100.6% from HK$670 million in 2003 to HK$1,344 million in 2004 and the operating profit margin increased from 14.9% in 2003 to 18.9% in 2004. The increases mainly reflected the business growth in our India operations, strong operating performance and lower depreciation and amortisation expenses resulting from a change in accounting policies on goodwill. Operating expenses from our India operations increased by 50.2% from HK$3,827 million in 2003 to HK$5,749 million in 2004. The increase in operating expenses was attributable to the continued growth of our business in India, and therefore increased network and other associated network operating costs and offset by the decrease in amortisation expenses resulting from the early adoption of HKFRS 3 from 1 January 2004. Further, our operating costs increased as a result of our acquisition of Aircel Digilink India Limited in August 2003 and the continued build-out of networks in Chennai, Karnataka, Andhra Pradesh, Rajasthan, Haryana, Uttar Pradesh (East), Punjab, Uttar Pradesh (West) and West Bengal.

•      Thailand operations. Operating loss from our Thailand operations decreased from HK$1,113 million in 2003 to HK$1,071 million in 2004 as the customer base continued to grow, which resulted in an increase in turnover and improvement in operating results. Operating expenses from our Thailand operations increased by 56.0% from HK$1,468 million in 2003 to HK$2,290 million in 2004. The increase in operating expenses was attributable to increased staff costs and depreciation and amortisation expenses, which was in part attributable to incurring full year operating expenses in 2004 compared to 10 months start-up costs in 2003. Our depreciation and amortisation expenses increased by 159.3% from HK$305 million to HK$791 million mainly due to the early adoption of HKAS 38 from 1 January 2004.

•      Other operations. Operating loss from our other operations increased to HK$151 million in 2004 from HK$115 million in 2003 and consisted of operating profit from our operation in Ghana and operating losses from our operations in Sri Lanka and Paraguay as well as operating expenses of our Corporate Office. Operating expenses from our other operations increased by 51.2% from HK$254 million in 2003 to HK$384 million in 2004. Of this amount, other operating expenses increased by 89.9% in 2004, due mainly to the inclusion of our Corporate Office expenses, which was established in March 2004.

Share of profits less losses of associated companies

Our share of profits less losses of associated companies increased by 27.4% from HK$591 million in 2003 to HK$753 million in 2004. This increase principally reflected an increase in the operating profit of Partner. We own approximately 43% of Partner.

Partner’s operating profit for 2004 was NIS1,019 million (equivalent to HK$1,844 million), an increase of 19.2% from NIS855 million (equivalent to HK$1,458 million) in 2003. Partner’s turnover increased by 15.1% from NIS4,468 million (equivalent to HK$7,622 million) in 2003 to NIS5,141 million (equivalent to HK$9,305 million) in 2004. This increase was primarily due to increased revenue from services (including data and content) and equipment.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Partner’s operating costs increased by 14.1% to NIS4,121 million (equivalent to HK$7,459 million) from NIS3,613 million (equivalent to HK$6,164 million) in 2003. The increase in 2004 as compared to 2003 resulted primarily from the increase in service revenues, as the higher level of service revenues, driven by increased minutes of use, resulted in higher variable costs including inter-carrier termination fees and transmission, and the increased depreciation and amortisation which were recorded since Partner commercially launched its 3G services on 1 December 2004, higher distribution and advertising costs in response to increasing competition and the introduction of Partner’s 3G network and a larger provision for doubtful accounts resulting from the increased volume of handset sales, compensation costs under the new stock option plan, and costs incurred in Partner’s attempt to purchase a controlling interest in Matav and a write-off of legal and accounting fees incurred in 2001 in preparing Partner’s shelf registration with the United States Securities and Exchange Commission.

Liquidity and Capital Resources

Capital Requirements

Our liquidity and capital requirements relate principally to the following:

•      capital expenditures for the continuing build-out and expansion of our networks in the markets where we operate, including purchases of fixed assets and licences and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses;

• costs and expenses relating to the operation of our businesses, including ongoing costs related to network operations, sales and distribution expenses and customer service; and
• payments of the principal of, and interest on, our debts.
Capital Expenditure
The following table sets forth our capital expenditure by business segment for the years indicated:

	Year ended 31 December
	2003	2004
	(HK$ millions)

Hong Kong mobile	$1,280	$557
Hong Kong fixed-line	1,257	717
India	1,617	2,463
Thailand	1,344	876
Others	48	64
Total	$5,546	$4,677

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Capital expenditure in 2004 was 15.7% lower than the 2003 level due to the decrease in capital expenditure of our Hong Kong mobile, Hong Kong fixed-line and Thailand operations, which was partially offset by the increase in capital expenditure of our India operations. The decrease in capital expenditure of our Hong Kong mobile operations mainly reflected the completion of our initial investment in building the basic infrastructure of a territory-wide 3G network. The decrease in capital expenditure in our Hong Kong fixed-line operations was due to the completion of the major infrastructure build-out and lower prices. The decrease in capital expenditure of our Thailand operations was mainly due to the completion of the principal network coverage. On the other hand, the increase in capital expenditure of India operations was driven mainly by our continued investment in extending its operations. During 2004, we launched three new licence areas in Punjab, West Bengal and Uttar Pradesh (West).

Our capital expenditure is expected to be at similar levels in 2005 assuming no significant new licences or operating areas. We expect that our principal capital expenditure requirements for 2005 will include the following:

• continued build-out of the 2G mobile telecommunications network in India, accounting for approximately 60% of our estimated capital expenditures in 2005;
• maintenance and capacity expansion for CDMA2000 1X mobile telecommunications network in Thailand, accounting for approximately 5% of our estimated capital expenditures in 2005;
• maintenance and capacity expansion for 3G mobile telecommunications network in Hong Kong, accounting for approximately 5% to 10% of our estimated capital expenditures in 2005; and
• continued build-out of our fixed-line business for capacity and access connections, accounting for approximately 10% to 15% of our estimated capital expenditures in 2005.
Outstanding Debt
The following table presents our outstanding bank loans and other interest-bearing borrowings and debentures as of 31 December 2003 and 2004:

	Total debt
	As of 31 December
	2003	2004
	(HK$ millions)
Bank loans-current portion	$3,723	$12,281
Other loans-current portion	1,556	1,316
Debentures-current portion	204	247
Long-term loans	7,485	3,582
Total debt (1) (2)	$12,968	$17,426

(1)

Excluding the net long-term amount due to related companies of HK$22,360 million as at 31 December 2003. In connection with our recent restructuring, we issued shares to capitalise outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million in September 2004.

(2)	Excluding the HK$4 million interest-bearing loan from minority shareholders of one of our operating companies as at 31 December 2003 and 2004. The loan does not have fixed repayment terms and is payable on demand.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis	We have financed our network build-out and operating costs mainly through loans from commercial banks. As of 31 December 2003 and 2004, the ratio of our total debt to total assets was approximately 36% and 44%, respectively.

	Fixed / Floating Interest Rate	Maturity Date	Currency	Committed Facility	Current Portion	Long-term Portion	Total
				HK$ millions	HK$ millions	HK$ millions	HK$ millions

Hong Kong Mobile	Floating	Dec 05	HKD	$6,000	$4,110	$ –	$4,110
Hong Kong Fixed-line	Fixed	Apr 05 – Dec 06	RMB	$16	$16	$ –	$16
	Fixed	Dec 05	SGD	88	27	–	27
	Fixed	Dec 05	MR	60	11	–	11
	Fixed	Continuing Limit	PHP	13	–	–	–
	Fixed	Nov 07 – Jan 14	HKD	17	1	13	14
	Floating	Mar 05 – Apr 05	USD	128	49	–	49
	Floating	Dec 05 – Mar 09	HKD	100	54	17	71
India	Fixed	Feb 05 – Aug 06	INR	$320	$318	$2	$320
	Floating	Mar 05 – Oct 06	INR	6,236	4,075	650	4,725
Thailand	Fixed	Jul 05	THB	$439	$439	$ –	$439
	Floating	Jan 05 – Jan 07	THB	3,410	800	1,291	2,091
	Floating	Oct 05 – Jan 07	JPY	5,079	2,903	1,423	4,326
	Floating	Mar 10	USD	273	41	186	227
Corporate	Floating	Nov 05	HKD	$8,000	$1,000	$ –	$1,000
Total				$30,179	$13,844	$3,582	$17,426

The increase in borrowings of our Hong Kong mobile operations in 2004 was mainly due to network expansion and customer acquisition costs of the 3G network.

The increase in borrowings of our Hong Kong fixed-line operations in 2004 was mainly for fixed assets acquisition and working capital funding.

The additional borrowings of our India operations in 2004 were mainly to finance the new service areas and expansion of their networks.

Increased borrowings of our Thailand operations in 2004 were to finance the initial operating stage of the business.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis	The following table presents our outstanding bank loans and other interest-bearing third-party borrowings and debentures as of 31 December 2004 by business segment, as well as information regarding maturities and interest and other finance costs in 2004 in respect of such debt:

	Maturity			Year ended 31 December 2004 Interest and other finance costs
	Short-term	Long-term	Total debt
		(HK$ millions)
Hong Kong mobile	$4,110	$–	$4,110	$64
Hong Kong fixed-line	158	30	188	5
India	4,393	652	5,045	325
Thailand	4,183	2,900	7,083	175
Corporate	1,000	–	1,000	14
Total	$13,844	$3,582	$17,426	$583

As of 31 December 2004, bank loans and other interest-bearing third-party borrowings by our subsidiaries amounted to HK$17,426 million, excluding our minority shareholder loan of HK$4 million. Of the total borrowings as of such date, 79.4% was repayable within one year, 17.5% was repayable between one to two years, 2.9% was repayable between two to five years and 0.2% was repayable after five years. In 2004, the weighted average interest rate of our borrowings was 1.1% for our Hong Kong mobile operations, 3.1% for our Hong Kong fixed-line operations, 6.9% for our India operations and 3.1% for our Thailand operations.

As of 31 December 2004, fixed assets and current assets of our subsidiary companies amounting to HK$5,236 million and HK$95 million, respectively, were used as collateral for certain of the borrowings. The current portion of our bank and other loans and debentures is secured to the extent of HK$3,830 million. The long-term portion of our bank and other loans and debentures is secured to the extent of HK$1 million.

In May 2004, HTIL’s Corporate Office entered into a HK$8,000 million secured revolving credit facility with ABN AMRO Bank N.V. This facility was amended in August 2004 and is secured by way of a fixed and floating debenture over our shares in, and guarantees from, various intermediate holding companies of our Group’s operations and charges over the entire issued share capital of those guarantors and a charge over at least 52.6% of the issued share capital of HGCH. The facility, which is intended to provide funds for working capital purposes, if needed, will mature on 15 November 2005, the date that is 13 months after the effective date of our listing on the Hong Kong Stock Exchange.

Our Company, our subsidiaries and Partner are subject to various financial and operating covenants under their loan agreements and debt instruments. Among other things, these covenants restrict the ability to pledge their assets, to effect a merger or sale of all or substantially all of their assets, and to pay dividends under certain circumstances. A number of the loan agreements and/or debt instruments are subject to either acceleration or repurchase at the holder’s option upon a change of control of the relevant entity.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

As of 31 December 2004, HK$11,224 million of our outstanding debt was guaranteed by Hutchison Whampoa group companies. Under the terms of a credit support agreement with Hutchison Whampoa, we will pay guarantee fees charged at normal commercial rates and will provide counter-indemnities in favour of the Hutchison Whampoa group in respect of guarantees, indemnities and security provided by Hutchison Whampoa and its group companies for so long as there remains a guarantee liability. In 2004, we paid a guarantee fee of HK$152 million, compared to HK$126 million in 2003.

None of such guarantees were prematurely released upon listing of our Company’s shares on the Hong Kong Stock Exchange and New York Stock Exchange in October 2004. Except as described below, if guarantees, indemnities and security are required to be given in support of debts of subsidiaries or associated companies, we expect that we, rather than Hutchison Whampoa or its group companies, will provide those guarantees, indemnities and security. Although our funding costs may increase as a result of the future replacement of such guarantees, indemnities and security, we do not believe that the increase in our funding costs will be significant.

Contractual Obligations
The following table sets forth selected information regarding our contractual obligations to make future payments as of 31 December 2004:

		Payments due within
Contractual obligations	Total	1 year	1 -5 years	After 5 years
	(HK$ millions)
Purchase obligations	$2,259	$2,203	$56	$–
Operating lease obligations	1,713	544	571	598
Loans(1)	17,426	13,844	3,554	28
Payment for the right to use spectrum	1,157	50	261	846
Total contractual obligations	$22,555	$16,641	$4,442	$1,472

(1) Including bank loans and other interest-bearing third-party borrowings. Excluding the HK$4 million interest-bearing loan from minority shareholders of one of our operating companies.
Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by Hutchison Whampoa and its affiliates.

As of 31 December 2004, we had net current liabilities of HK$14,266 million comprising a current portion of bank loans and other loans equal to HK$13,844 million and other net current liabilities of HK$422 million. As of 31 December 2003, we had net current liabilities of HK$6,250 million, comprising a current portion of bank loans and other loans equal to HK$5,483 million and other net current liabilities of HK$767 million. The increase in net current liabilities in 2004 compared to 2003 was attributable to an increase in short-term borrowings of HK$8,361 million, mainly due to the shortening of the maturity of a number of bank loans together with an increase in short-term borrowings by our Company and our Hong Kong mobile, India and Thailand operations, which was offset slightly by a decrease of HK$345 million in other net current liabilities. The increase in our short-term borrowings of HK$1,000 million was due to the draw down under a bank facility maturing in 2005 to finance our subsidiaries’ operations. See Note 19 to our accounts.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Our net cash inflows from operating activities in 2004 amounted to HK$2,244 million, compared to HK$1,004 million in 2003. The increase in net cash inflows from operating activities was mainly due to a working capital outflow of HK$1,055 million in 2003, compared to a working capital inflow of HK$35 million in 2004. The working capital inflow in 2004 consisted primarily of an increase in trade and other payables of HK$1,063 million, a decrease in inventories, consisting mainly of handsets, of HK$143 million, which was offset by a corresponding increase in debtors and prepayments of HK$1,081 million, mainly reflecting the increase in receivables from our increased customer base. In comparison, the working capital outflow in 2003 consisted primarily of an increase in amounts due from debtors and prepayments of HK$755 million and an increase in inventories, consisting mainly of handsets, of HK$570 million. Our trade receivables increased from HK$895 million in 2003 to HK$1,719 million as of 31 December 2004. The increase was primarily due to increases in turnover resulting from growth in our customer base. The average collection time for our trade receivables was 42 days in 2004, compared to 32 days in 2003. The increase in the average collection time in 2004 was mainly due to the consolidation of Vanda into our Hong Kong fixed-line and other operations, which typically has a longer collection period than our mobile operations.

Our net cash outflows from investing activities amounted to HK$4,420 million in 2004, compared to HK$6,482 million in 2003. In 2004, we had a profit on disposal of partial interest related to the placement of HGCH, which accounted for HK$1,578 million inflow of our cash flows from investing activities. The net cash outflows from investing activities consisted mainly of capital expenditures on 2G, 3G and fixed-line network build-out. The decrease was partially due to a decrease in purchase of fixed assets from HK$5,573 million in 2003 to HK$5,138 million in 2004.

Our net cash inflows from financing activities amounted to HK$2,285 million and HK$4,612 million in 2004 and 2003, respectively. These amounts mainly reflected a net increase in loans in the amount of HK$3,802 million and HK$4,026 million in 2004 and 2003, respectively, primarily to fund network build-out and operations by our operating companies.

Off-Balance Sheet Arrangements

In addition to the contractual obligations discussed above, we have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet as of 31 December 2003 and 31 December 2004.

As of 31 December 2004, we had total contingent liabilities and commitments of HK$5,850 million including HK$2,259 million in respect of purchase obligations, HK$1,713 million in respect of operating lease obligations, HK$564 million in respect of performance guarantees, HK$157 million in respect of claims made against us relating to certain sales taxes and HK$1,157 million in respect of payment for the right to use spectrum. See Notes 26 and 27 to our accounts.

In addition, under the current shareholder arrangements with respect to the India entities through which we hold our business interests in India, we have put/call options in place, which, if exercised by the relevant counter party, could require us to make material payments to purchase additional interests in these India entities. Pursuant to the relevant shareholders’ arrangements, the exercise prices of these options will be at fair market value as determined by agreements between us and the India shareholders of the relevant holding entity or, failing such agreements, by an investment bank.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Similarly, under the current shareholders’ agreements with respect to the entities through which we hold our business interests in our operating companies in Thailand, we have put/call options in place, which, if exercised by the relevant counter party, could require us to purchase additional interests in these holding entities. Pursuant to the relevant shareholders’ agreements, the exercise prices of these options are the historical costs of acquisition of the shares subject to such options.

We are required under the relevant shareholders’ agreements relating to our interests in the Thai operating companies to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold our interests in these operating companies. To date, we have met these funding obligations primarily through procuring guarantees for third-party loans to these companies, but we may in the future fund these operating expenses and capital expenditures directly.

Market Risk Hedging and Derivatives

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Hong Kong dollars. We are also subject to exchange rate risks with respect to our operations and investments outside Hong Kong.

As of 31 December 2003, 28.6% of our borrowings were denominated in Hong Kong dollars, 27.2% in India Rupees, 19.3% in Thai Baht, 17.6% in Japanese Yen and 7.3% in U.S. dollars. As of 31 December 2004, 29.8% of our borrowings were denominated in Hong Kong dollars, 28.9% in India Rupees, 14.5% in Thai Baht, 24.8% in Japanese Yen, 1.6% in U.S. dollars and 0.4% in other currencies.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. For example, during 2004, our Thailand operations entered into currency swap arrangements with banks to hedge against the exchange risk in relation to their Japanese Yen and U.S. dollar denominated borrowings. Similarly, India operations entered into a currency and interest rate swap arrangement with a bank to swap its floating rate U.S. dollar denominated borrowings into fixed rate India Rupee borrowings in order to hedge its currency and interest rate exposure. See Note 19 to our accounts. We have used, and intend to continue to use, derivative financial instruments only for hedging purposes and not for speculative purposes. Since most of our borrowings are in the same currencies as those used by the underlying operations, we believe that any potential depreciation of our operating currencies will not have a material adverse effect on our financial condition and results of operations.

Our financial assets and liabilities as of 31 December 2003 and 31 December 2004 consisted mainly of non-derivative assets and liabilities, which were presented at their fair values. The fair values of our fixed-rate and floating-rate borrowings approximate their fair values since they bear interest at rates close to the prevailing market rates.

The following tables summarise the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of 31 December 2004 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third-party borrowings.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

			31 December 2004 Maturities				31 December 2004
	2005	2006	2007	2008	2009	Thereafter	Total Fair Value
	(HK$ millions except rates)
Local currency:
Fixed rate	$1	$1	$1	$2	$2	$7	$14	$14
Average weighted rate(1)	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Variable rate	$5,164	–	–	–	$17	–	$5,181	$5,181
Average weighted rate(1)	1.14%	–	–	–	3.07%	–	1.15%	1.15%
Sub-total	$5,165	$1	$1	$2	$19	$7	$5,195	$5,195
Foreign currency:
Thai Baht:
Fixed rate	$439	–	–	–	–	–	$439	$439
Average weighted rate(1)	2.80%	–	–	–	–	–	2.80%	2.80%
Variable rate(2)	$3,744	$2,395	$402	$41	$41	$21	$6,644	$6,644
Average weighted rate(1)	3.08%	3.11%	2.97%	2.23%	2.23%	2.23%	3.07%	3.07%
Sub-total	$4,183	$2,395	$402	$41	$41	$21	$7,083	$7,083
India Rupee:
Fixed rate	$318	$2	–	–	–	–	$320	$320
Average weighted rate(1)	7.28%	0%	–	–	–	–	7.23%	7.23%
Variable rate(3)	$4,075	$650	–	–	–	–	$4,725	$4,725
Average weighted rate(1)	7.15%	4.99%	–	–	–	–	6.85%	6.85%
Sub-total	$4,393	$652	–	–	–	–	$5,045	$5,045
U.S. dollars:
Variable rate(4)	$49	–	–	–	–	–	$49	$49
Average weighted rate(1)	5.44%	–	–	–	–	–	5.44%	5.44%
Sub-total	$49	–	–	–	–	–	$49	$49
Others:
Fixed rate	$54	–	–	–	–	–	$54	$54
Average weighted rate(1)	3.87%	–	–	–	–	–	3.87%	3.87%
Sub-total	$54	–	–	–	–	–	$54	$54
Total	$13,844	$3,048	$403	$43	$60	$28	$17,426	$17,426

(1)	Weighted average rates of the portfolio at the year end.
(2)	Including Japanese Yen borrowings of HK$4,326 million and U.S. dollar borrowings of HK$227 million which were swapped into Thai Baht borrowings as of 31 December 2004. See Note 19 to the accounts.
(3)	Including U.S. dollar borrowings of HK$623 million which were swapped into India Rupee borrowings as of 31 December 2004. See Note 19 to the accounts.
(4)	Excluding the HK$4 million interest-bearing loan from minority shareholders of one of our operating companies as of 31 December 2004.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

	31 December 2004
	Maturities						31 December 2004
	2005	2006	2007	2008	2009	Thereafter	Total	Gain/(loss)
	(HK$ millions except rates)
Interest Rate/Foreign Currency Swaps
Receive US$/Pay INR Contract Amount	–	$623	–	–	–	–	$623	$(12.0)
Weighted Average Contractual
Exchange Rate (INR/US$)	–	45.72	–	–	–	–	45.72	–
Weighted Average pay rate	–	4.30%	–	–	–	–	4.30%	–
Weighted Average receive rate	–	1.81%	–	–	–	–	1.81%	–
Foreign Currency Swaps
Receive US$ /Pay THB Contract Amount	$42	$41	$41	$41	$41	$21	$227	$13.4
Weighted Average Contractual
Exchange Rate (THB/US$)	41.33	41.33	41.33	41.33	41.33	41.33	41.33	–
Receive JPY/Pay THB
Contract Amount	$2,903	$1,122	$301	–	–	–	$4,326	$90.8
Weighted Average Contractual
Exchange Rate (JPY/THB)	0.3644	0.3654	0.3771	–	–	–	0.3656	–

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the turnover and expenses in our consolidated profit and loss account and the information that is contained in the significant accounting policies and notes to our accounts. Our management bases its estimates and judgments on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies under Hong Kong GAAP that affect our reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see Note 3 to our accounts.

Long-lived Assets

We have substantial investments in tangible and intangible long-lived assets, primarily our mobile and fixed-line telecommunications networks and licences. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or value of these assets to change.

Intangible and tangible assets are tested for impairment when an event occurs that might affect asset carrying values. We continually monitor our businesses, markets and business environments and make judgments and assessments about whether such an event has occurred. A provision for impairment in value is recognised with respect to an asset to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset, estimated using cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect our reported financial condition and results of operations.

In 2004, OFTA announced a 3 years moratorium upon expiry of the CDMA licence in 2005, in order for us to migrate our CDMA customers to 2G or 3G networks. In addition, as part of our cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, we recorded an impairment loss on telecommunications and network equipment of HK$142 million for the year ended 31 December 2004.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net assets of the acquired subsidiary company or associated company at the date of acquisition. Up to 31 December 2003, goodwill was amortised using the straight line method over its estimated useful life and assessed for impairment at each balance sheet date. From 1 January 2004, with the early adoption of Hong Kong Financial Reporting Standards (“HKFRS”) 3 “Business combination”, goodwill is not subject to amortisation and the accumulated amortisation as at 31 December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment, as well as when there are indications of impairment. The early adoption of HKFRS 3 from 1 January 2004 represents a change in the accounting policy for goodwill and resulted in a decrease of HK$540 million in goodwill amortisation expenses for the year ended 31 December 2004.

Deferred Taxation

Deferred tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in our consolidated financial statements. Deferred tax liabilities are provided in full on all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. Our assumptions regarding future profitability and the anticipated timing of utilising the tax holiday period available to our India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on our reported financial condition and results of operations. As of 31 December 2004, we had recognised HK$844 million in deferred tax assets.

Depreciation of Property, Plant and Equipment

Our business is capital intensive. Depreciation of operating assets constitutes a substantial operating cost for us. The cost of our property, plant and equipment, principally telecommunications and network equipment, is charged to depreciation expense over their estimated useful lives.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

We depreciate our telecommunications and network equipment using the straight-line method over their estimated useful lives. We periodically review changes in our technology and industry conditions, asset retirement activity and salvage values to determine adjustments to estimated remaining useful lives and depreciation rates. During the year ended 31 December 2004, we re-assessed the useful lives of certain of our telecommunications and network equipment in relation to our Hong Kong fixed-line business. As a result of this re-assessment, we concluded that the useful lives of these assets should be extended from 6.7 to 25 years to 20 to 35 years. We consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2004. The effect of this change in accounting estimate is to decrease depreciation charge for the year ended 31 December 2004 by HK$57 million.

Actual economic lives may differ from our estimated useful lives. Periodic reviews could result in a change in our depreciable lives and therefore our depreciation expense in future years.
Amortisation of Telecommunications Spectrum Licences

Our 2G and 3G telecommunications spectrum licences are amortised on a straight-line basis over the remaining licence period from the date of the first commercial usage of the related spectrum. The legal term of the licence period is used as the amortisation period. The actual economic lives may differ from the licence period, which could impact the amount of amortisation expense.

Amortisation of Telecommunications Customer Acquisition Costs

Costs to acquire mobile telecommunication customers are capitalised and amortised over the minimum enforceable contractual period. In the event that a customer terminates a service contract prior to the expiration of the minimum enforceable contractual period, any unamortised customer acquisition costs are written off.

Up to 31 December 2003, customer acquisition costs were amortised over the estimated customer relationship period. In the event that a customer terminated a service contract prior to the expiration of the estimated customer relationship period, any unamortised customer acquisition costs were written off. The early adoption of the current interpretation of HKAS 38 from 1 January 2004 has resulted in an addition of HK $260 million in the amortisation of customer acquisition costs, resulting in a decrease in operating profit of HK$260 million for 2004.

Revenue Recognition

Our postpaid and prepaid revenues are generated based on tariff plans. Postpaid revenues are recognised upon delivery of services and when collectibility is reasonably assured, and prepaid revenues are recognised based on the prepaid billing system when the services have been provided to the prepaid customers or when the services periods have expired.

Foreign Exchange

Our reporting currency is Hong Kong dollars. The accounts of our overseas subsidiaries and associated companies and jointly controlled entities are translated into Hong Kong dollars using the year-end rates of exchange for the balance sheet and the average rates of exchange for the year for the profit and loss items. A significant portion of our turnover, operating profit (loss), assets and loans are related to our overseas operations, and are generally denominated in currencies other than our reporting currency. Accordingly, fluctuations in the exchange rate between our reporting currency, the Hong Kong dollar, and India Rupee, Thai Baht and New Israeli Shekel could have a significant impact on our reported profit (loss), assets or liabilities.

Hutchison Telecommunications International Limited    Annual Report 2004

Management Discussion and Analysis

Reconciliation to US GAAP

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differs in various material aspects from US GAAP. These material differences, as they apply to our consolidated financial statements can be read in the “Information for US Investors” section.

The following table sets forth a comparison of our net (loss) profit attributable to shareholders and shareholders’ (deficits) equity in accordance with Hong Kong GAAP and US GAAP for the years indicated:

	As of or for the year ended 31 December
	2003	2004
	(HK$ millions)
Net (loss) profit attributable to shareholders
Hong Kong GAAP	(214)	72
US GAAP	(358)	(247)
Shareholders’ (deficits) equity
Hong Kong GAAP	(6,375)	14,287
US GAAP	13,139	12,495

Recent Accounting Pronouncements US GAAP SFAS 123(R)

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognised in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after 15 June 2005. The adoption of SFAS 123R is not expected to have a significant impact on the consolidated financial statements.

SFAS 153

In December 2004, the FASB issued FASB Statement No. 153, “Exchanges of Nonmonetary Assets”, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS no. 153, exchanges of nonmonetary assets, except for exchanges of nonmonetary assets that do not have commercial substance, should be measured based on the fair value of the assets exchanged. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. We are currently assessing the impact of the standard on our consolidated financial statements.

Dennis Pok Man Lui
Chief Executive Officer Hong Kong, 7 March 2005

Hutchison Telecommunications International Limited    Annual Report 2004

Corporate Governance Report

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers effective corporate governance as essential to protect shareholders’ interests and enhance stakeholder value. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure transparency, accountability and effective internal controls.

The Company has complied with the Code of Best Practice of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) from the date of listing of its shares on 15 October 2004 to 31 December 2004 except that the Director holding office as Chairman of the Board of Directors and/or the Director appointed to the position of Managing Director of the Company are not, whilst holding such office, subject to retirement by rotation. The provision of the Company’s Articles of Association relating to retirement of the Chairman and the Director appointed to the position of Managing Director of the Company will be amended at the forthcoming Annual General Meeting of the Company. Upon approval being obtained from the shareholders of the Company to the amendment of the Articles of Association, the Company will be fully compliant with all code provisions of the new Code on Corporate Governance Practices of the Listing Rules.

Board of Directors

The Board is charged with the responsibility for the leadership and control of the Company and for promoting the success of the Company. The Board’s role is clearly defined as directing and supervising the affairs of the Company, establishing its strategic direction and setting objectives and business development plans. The management of the Company is responsible for the implementation of the strategies, objectives and plans determined by the Board.

The Chairman of the Company is Mr Canning Fok. The Chief Executive Officer of the Company is Mr Dennis Lui. The role of the Chairman is clearly segregated from that of the Chief Executive Officer.

The Chairman is responsible for managing and providing leadership to the Board. He ensures that the Company establishes sound corporate governance practices and procedures and encourages the Directors to make a full and active contribution to the affairs of the Board. The Chairman is also responsible for approving the agenda for each Board meeting taking into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda. With support of the Executive Directors and Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at Board meetings and receive complete and reliable information in a timely manner.

As Chief Executive Officer, Mr Lui is directly responsible for the day-to-day management of the business of the Company and maintaining the operational performance of the Company. With the assistance of the Chief Financial Officer, he ensures that the funding requirements of the business are met and closely monitors the operating and financial results against plans and budgets, taking remedial action when necessary and advising the Board of any significant developments and issues. The Chief Executive Officer also reviews and presents to the Board the annual business plans and budgets of the operations for consideration and approval by the Board.

As at 31 December 2004, the Board comprised nine Directors: the Non-executive Chairman, the Chief Executive Officer, the Chief Financial Officer, one other Executive Director, two other Non-executive Directors and three Independent Non-executive Directors. Each of the Non-executive Directors is appointed for an initial term ending on 31 December 2005, subject to possible re-election.

Hutchison Telecommunications International Limited    Annual Report 2004

Corporate Governance Report

The Board meets regularly and no less than four times a year. Between meetings, the senior management of the Company provides the Directors with information on a timely basis regarding the activities and developments in the businesses of the Group. In addition, the Non-executive Directors (including the Independent Non-executive Directors) meet with the Chairman at least once a year without the Executive Directors present.

The Board held four meetings in 2004 and has held one meeting in 2005 to date. The Board has an average attendance rate of 97.78%.

Individual attendance of each Director, on a named basis is set out below.

Total number of
meetings
	Director	attended
Chairman	Fok Kin-ning, Canning (1)	5/5

Chief Executive Officer and	Dennis Pok Man Lui (1)	5/5
Executive Director

Chief Financial Officer	Tim Lincoln Pennington (1)	5/5
and Executive Director

Executive Director	Chan Ting Yu (1)	5/5

Non-executive Director	Chow Woo Mo Fong, Susan (1)	5/5

Non-executive Director	Frank John Sixt (1)	4/5

Independent Non-executive Director	Kwan Kai Cheong (2)	5/5

Independent Non-executive Director	John W Stanton (2)	5/5

Independent Non-executive Director	Kevin Westley (2)	5/5

Notes: (1) appointed on 25 March 2004
(2) appointed on 23 August 2004

Directors’ Responsibility for the Financial Statements

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the Auditors’ Report on page 80 which acknowledges the reporting responsibilities of the Group’s auditors.
Annual Report and Accounts

The Directors acknowledge their responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group.
Accounting Policies

The Directors consider that in preparing the financial statements the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

Hutchison Telecommunications International Limited    Annual Report 2004

Corporate Governance Report

Accounting Records

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with the Hong Kong Companies Ordinance and the applicable accounting standards.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.
Directors’ Securities Transactions

In September 2004, the Board adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) in the Listing Rules as the Company’s code of conduct regarding Directors’ securities transactions. This was further supplemented by the adoption, in December 2004, of the Securities Trading Policy, which applies to all personnel of the Company and the Company’s subsidiaries. This policy applies to all transactions in the Company’s securities, including options for any securities the Company may issue from time to time, such as common or preferred shares, warrants and convertible debentures, as well as derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options.

All Directors confirmed that they have complied with the Model Code and the Securities Trading Policy in their securities transactions throughout the year.
Nomination

The Board selects and recommends candidates for directorship having regard to the balance of skills and experience appropriate to the Company’s business. It applied these criteria to identify the three Independent Non-executive Directors resulting in their appointments in August 2004, prior to the Company’s initial public offering in October 2004. Together, Messrs Kwan Kai Cheong, John W Stanton and Kevin Westley contribute accounting and related financial management expertise, in-depth knowledge of the telecommunications industry and extensive public company board experience.

Remuneration Committee

The Company has a Remuneration Committee which comprises three members with experience in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr Canning Fok. The other two members are Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non-executive Directors.

The Remuneration Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. The Committee is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages. The terms of reference of the Remuneration Committee are available on the Company’s website.

The Executive Directors, assisted by the Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions, in addition to considering the performance of individuals and the profitability of the Group, in order to propose to the Remuneration Committee for consideration and approval, remuneration packages for Directors and senior management. Executive Directors, however, do not participate in the determination of their own remuneration.

Hutchison Telecommunications International Limited    Annual Report 2004

Corporate Governance Report

The Remuneration Committee meets towards the end of the year to review and consider the remuneration packages of Directors and senior management of the Company and at other times as and when required to consider remuneration-related matters.

Prior to the establishment of the Remuneration Committee in 2005, for 2004 the remuneration of Directors and senior management was determined with reference to the performance and profitability of the Group as well as remuneration benchmarks from other companies in the telecommunications industry and the prevailing market conditions. Directors and employees also participate in bonus arrangements determined in accordance with the performance of the Group and the performance of the individual.

The Directors’ fees for year 2004 were HK$2,044,998. The emoluments of the Directors of the Company paid in connection with the management of the affairs of the Group, excluding amounts received from the Company’s listed subsidiary companies and paid to the Company, are as follows:

		Basic Salaries,		Provident	Inducement or
		Allowances		Fund	Compensation	Total
Name	Fees	and Benefits-in-kind	Bonus	Contributions	Fees	Emoluments
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Fok Kin-ning, Canning	0.28	–	–	–	–	0.28
Chow Woo Mo Fong, Susan	0.28	–	–	–	–	0.28
Frank John Sixt	0.27	–	–	–	–	0.27
	0.83	–	–	–	–	0.83
Dennis Pok Man Lui (1) (2)	0.21	3.63	8.60	0.26	–	12.70
Tim Lincoln Pennington	0.21	2.52	1.38	0.40	–	4.51
Chan Ting Yu (2)	0.21	2.95	2.04	0.19	–	5.39
	0.63	9.10	12.02	0.85	–	22.60
Kwan Kai Cheong	0.19	–	–	–	–	0.19
John W Stanton	0.19	–	–	–	–	0.19
Kevin Westley	0.19	–	–	–	–	0.19
	0.57	–	–	–	–	0.57

Notes: (1)	Directors’ fee received by this Director from the Company’s listed subsidiary company has been paid to the Company and is not included in the amount above.

(2)	For these Directors, the emoluments paid were in connection with the management of the affairs of the Group since 1 January 2004.

Company Secretary

The Company Secretary is responsible for ensuring that Board procedures are correctly followed and that the Board functions smoothly by assisting the Chairman in setting meeting agendas and preparing and disseminating Board papers and minutes to the Directors and Board Committee members in a timely and comprehensive manner.

The Company Secretary also monitors all legislative, regulatory and corporate governance developments that may affect the Company and ensures that the Board is fully briefed on such developments. Further, the Company Secretary is directly responsible for timely compliance by the Company with all continuing obligations applicable to a Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and whose ADSs are quoted on New York Stock Exchange, Inc.

Hutchison Telecommunications International Limited    Annual Report 2004

Corporate Governance Report

Audit Committee

The Company’s Audit Committee comprises the three Independent Non-executive Directors, and is chaired by Mr Kevin Westley. All committee members possess appropriate business and financial experience. However, the Audit Committee is authorised to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers necessary.

The Audit Committee was established on 15 October 2004 and subsequently held one meeting before the year end and has held two meetings in 2005 to date. All Audit Committee members attended all of the meetings.

The Board is responsible for having the accounts of the Company prepared. The Audit Committee is responsible for monitoring the integrity of financial statements of the Company. In addition to the review of financial information of the Company, the terms of reference of the Audit Committee provide that the Committee’s other primary duties are monitoring the relationship with the Company’s external auditors and oversight of the Company’s financial reporting system, internal control and risk management procedures. A copy of the Audit Committee’s terms of reference can be found on the Company’s website.

In 2004, the Audit Committee considered reports from the Chief Financial Officer and external auditors in respect of a number of matters including the Company’s reporting, budgeting and forecasting procedures, audit strategy, quarterly key performance indicators and scope and progress of the Sarbanes-Oxley Act compliance project. With respect to the results of the Company for the year ended 31 December 2004, the Audit Committee reviewed with senior management and the auditors of the Company their respective audit findings, the accounting principles and practices adopted by the Group and internal control, risk management and financial reporting matters. This review by the Committee included an appraisal of the integrity of financial statements of the Company and the annual report and accounts of the Company.

Further, the Audit Committee has been apprised of and reviewed the work plan and results of the internal audit team’s assessment and monitoring of the Group’s internal control systems.
Auditors’ Remuneration

The amount of fees charged by the Company’s auditors in respect of their audit and non-audit services are disclosed in Note 9 to the accounts of the Company. The Audit Committee is responsible for approving the remuneration and terms of engagement of the external auditors and for making recommendations to the Board regarding any non-audit services to be provided to the Company by the external auditors.

In the year ended 31 December 2004, the fees paid to the Company’s auditors were primarily for audit services as there were no significant non-audit service assignments undertaken by them.
Internal Control and Group Risk Management

Introduction

The Board has overall responsibility for establishing and maintaining the Group’s internal control systems. The Board has ensured that the Group has in place appropriate internal control and approval procedures. Together with the internal audit team, external auditors and senior management of the Group, the Audit committee reviews and monitors such internal control and approval procedures with a view to ensuring their effectiveness. The Company also maintains a system of disclosure controls and procedures to ensure that information required to be disclosed by the Company is recorded, processed, summarised and reported within the required time periods and accumulated and communicated to the Company’s management to allow timely decisions regarding disclosure.

Hutchison Telecommunications International Limited    Annual Report 2004

Corporate Governance Report	The various controls and procedures in place are described below.
Internal Control Environment

The Board has overall responsibility for monitoring the Group’s operations. Executive Directors are appointed to the boards of all material operating subsidiaries and associates and executive management works closely with the senior management of the Group’s operations, monitoring their performance to ensure that strategic objectives and business performance targets are being met.

As part of the Group’s five year corporate planning cycle, senior management of each of the operations within the Group prepares a business plan and budget annually which is subject to review and approval by the Executive Directors. When setting budgets and forecasts, senior management identifies, evaluates and reports on the likelihood and potential financial impact of any significant business risks. Budgets are prepared on an annual basis and forecasts are prepared on a quarterly basis and reviewed for differences to the budget.

Financial management accounts are submitted to executive management by each operation on a monthly basis and a finance and operations review conducted with each of the operations. Such review includes business performance against budgets, forecasts, significant business risk sensitivities and strategies and any material accounting and finance related matters.

The Chief Financial Officer has established guidelines and procedures for the approval and control of expenditures. Both operating and capital expenditures are subject to overall budget control. Operating expenditure is further controlled by approval levels for such expenditures being set by reference to the level of responsibility of the relevant executives and officers. Capital expenditures are also subject to specific approval prior to commitment for material expenditures within the approved budget, and also unbudgeted expenditures. Quarterly reports are reviewed of actual versus budgeted and approved expenditures.

The Group’s internal audit function provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group’s business operations. Using risk assessment methodology and taking into account the dynamics of the Group’s activities, internal audit derives its yearly audit plan. The plan is reassessed during the year as needed to ensure that adequate resources are deployed and the plan’s objectives are met and internal audit also follows up on all findings to ensure that identified issues are satisfactorily resolved. Internal audit is responsible for assessing the Group’s internal control system, formulating an impartial opinion on the system, and to report its findings to the Audit Committee, the Chief Executive Officer, the Chief Financial Officer and relevant senior management. In addition, a regular dialogue is maintained with the Group’s external auditors so that both are aware of the significant factors which may affect their respective scopes of work.

Review of Internal Controls

The Directors confirm that they have reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and that they consider that such system is reasonably effective and adequate although they cannot provide absolute assurance that all material risks are appropriately identified, evaluated and managed. The review covered all material controls including financial, operational and compliance controls and the risk management function.

Whilst the various procedures described above are designed to identify and manage risks that could potentially adversely affect the Group’s ability to meet its business objectives and to properly record and report financial information, they do not provide absolute assurance against material misstatement or loss.

Hutchison Telecommunications International Limited    Annual Report 2004

Corporate Governance Report	U.S. Sarbanes-Oxley Act of 2002

In addition, as the Company is listed on the New York Stock Exchange, Inc., it is subject to the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Act”). Under the Act, the Company will be required to report by 31 December 2006 on our internal controls over financial reporting to a standard that satisfies the requirements under Section 404 of the Act. This requires that the Company has a process that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles (“GAAP”) and have policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and Directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Company’s financial statements. In order to be compliant with the internal control requirements under the Act, the Board has directed that a thorough and extensive review of the Group’s system of internal controls be undertaken to identify and resolve what the Act refers to as “significant deficiencies” and “material weaknesses” in the design or operation of the Company’s internal controls over financial reporting that could reasonably be likely to adversely affect the Company’s ability to record, process, summarise and report financial information. Such a review commenced in October 2004 and covers all material controls, including financial, operational and compliance controls and risk management functions.

Investor Relations

The Company is committed to fostering and maintaining good investor relations and communications through the participation of senior management in regular meetings with and presentations to institutional shareholders and analysts, investor conference calls and roadshows. Presentations and media briefings are also made when the financial results are announced.

The Board provides full, transparent and timely information to shareholders and investors regarding important events and developments of the business in its announcements and media releases and briefings and through the publication of quarterly key performance indicators, interim and annual reports providing detailed information on the financial performance of the Group. Shareholders and investors can also subscribe to receive information through email alerts and to post specific questions to our investor relations contacts via the Company’s website.

By order of the Board
Edith SHIH
Company Secretary
Hong Kong, 7 March 2005

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	The Directors have pleasure in submitting to shareholders their report and statement of the audited accounts for the year ended 31 December 2004.
Principal Activities The principal activity of the Company and its subsidiary and associated companies is the provision of mobile and fixed-line telecommunications services.
Group Profit The consolidated profit and loss account is set out on page 81 and shows the Group profit for the year ended 31 December 2004.
Dividends The Directors do not recommend the payment of any final dividend.
Reserves Movements in the reserves of the Company and the Group during the year are set out in Note 34 to the accounts and the consolidated statement of changes in equity on page 85 respectively.
Charitable Donations Donations to charitable organisations by the Group during the year amounted to approximately HK$3 million.
Fixed Assets Particulars of the movements of fixed assets are set out in Note 12 to the accounts.
Share Capital Details of the share capital of the Company are set out in Note 25 to the accounts.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	Directors The Directors of the Company as at 31 December 2004 were:
Executive Directors:
	Mr Dennis Pok Man Lui	(Appointed on 25 March 2004)
	Mr Tim Lincoln Pennington	(Appointed on 25 March 2004)
	Mr Chan Ting Yu	(Appointed on 25 March 2004)

Non-executive Directors:
	Mr Fok Kin-ning, Canning	(Appointed on 25 March 2004)
	Mrs Chow Woo Mo Fong, Susan	(Appointed on 25 March 2004)
	Mr Frank John Sixt	(Appointed on 25 March 2004)

Independent Non-executive Directors:
	Mr Kwan Kai Cheong	(Appointed on 23 August 2004)
	Mr John W Stanton	(Appointed on 23 August 2004)
	Mr Kevin Westley	(Appointed on 23 August 2004)
Mr Neil T Cox was appointed and resigned as Director of the Company on 25 March 2004.

In accordance with Article 86(3) of the Company’s Articles of Association, Messrs Dennis Pok Man Lui, Tim Lincoln Pennington, Chan Ting Yu, Frank John Sixt, Kwan Kai Cheong, John W Stanton, Kevin Westley and Mrs Chow Woo Mo Fong, Susan will retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

The Company received confirmations from the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company considers all the Independent Non-executive Directors are independent within the meaning of the standards established by the Stock Exchange.

The Directors’ biographical details are set out from pages 12 to 13.
Directors’ Service Contracts

None of the Directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Interest in Contracts
No contracts of significance in relation to the businesses of the Company and its subsidiary companies to which the Company or a subsidiary company was a party in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	Connected Transactions
(1)

On 17 December 2004, Fascel Limited (“Fascel”), an indirect non-wholly owned subsidiary of the Company, entered into a credit agreement with Hutchison Essar South Limited (“HESL”), then an approximately 50.82% subsidiary of Hutchison Essar Telecom Limited (“HETL”, now known as Hutchison Essar Mobile Services Limited, an indirect non-wholly owned subsidiary of the Company and was then owned as to approximately 49.03% by Essar Teleholdings Limited (“Essar”)), under which Fascel agreed to make available to HESL a loan facility of an aggregate principal amount of INR1,500 million (the “Fascel Loan”) for meeting the general corporate funding requirements of HESL. HESL was then a connected person of the Company by virtue of being an associate of Essar, which was also a substantial shareholder of other subsidiaries of the Company in India. The provision of the Fascel Loan constituted a connected transaction for the Company under the Listing Rules.

	(2)	On 1 February 2005, to effect the consolidation of HETL, Hutchison Telecom East Limited (“HTEL”, an indirect non-wholly owned subsidiary of the Company), HESL, Fascel, Aircel Digilink India Limited (“ADIL”) and Hutchison Max Telecom Limited (“HMTL”, an indirect non-wholly owned subsidiary of the Company in India) resulting in HMTL as the holding company, HMTL entered into share purchase agreements (the “Indian Share Purchase Agreements”) with each of the Vendors (column (1) below) under which each Vendor agreed to sell its entire interests in HETL, HTEL and Fascel (column (2) below) to HMTL in return for the allotment of new HMTL shares (column (3) below) at the agreed value set out in column (4) below:

(1) Vendor	(2) Percentage interest in the relevant company being transferred	(3) Percentage interest in the total issued share capital of HMTL after consolidation	(4) Aggregate price at which new HMTL shares are issued INR (approximate amount in HK$)
Essar	49.03% of HETL	14.46%	12,303,492,407.40
			(2,193,136,000)
Essar	33.52% of HTEL	5.77%	4,909,268,069.77
			(875,092,000)
Jaykay Finholding (India) Private Limited (“JFK”)	2.01% of HETL	0.59%	504,205,828.30
			(89,876,000)
Usha Martin Telematics Limited (“UM Telematics”)	33.90% of HTEL	5.84%	4,965,625,037.11
			(885,138,000)
UM Telematics	21.00% of Fascel	3.58%	3,047,021,635.27
			(543,141,000)
IndusInd Telecom Network Limited (“IndusInd”)	30.00% of Fascel	5.11%	4,348,571,855.29
			(775,146,000)

The new HMTL shares have a par value of INR10 each and were issued at a premium of INR237.99 each.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report

Prior to the consolidation, Essar was a connected person of the Company by virtue of being a substantial shareholder of HTEL and HETL; JFK and UM Telematics were connected persons of the Company by virtue of being associates of the Kotak Mahindra group, a substantial shareholder of Telecom Investments India Ltd (“TII”); TII is an indirect non-wholly owned subsidiary of the Company; UM Telematics was also a substantial shareholder of HTEL and Fascel; and IndusInd was a connected person of the Company by virtue of being a substantial shareholder of Fascel. The Indian Share Purchase Agreements constituted discloseable and connected transactions for the Company under the Listing Rules.

	(3)	Continuing Connected Transactions
The following were continuing connected transactions (the “Continuing Connected Transactions”) for the Company during the year:
(A)

Various members of the Group have separately entered into cost sharing agreements (the “Cost Sharing Agreements”) with Hutchison Whampoa Limited (“HWL”) and its subsidiaries (excluding the Group, the “HWL Group”) pursuant to which members of the HWL Group and members of the Group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the 3G business of members of the Group. In connection with the performance of obligations of the members of the Group under some of the underlying contracts in relation to the global procurement activities, members of the HWL Group have provided guarantees in favour of counterparties thereunder. The relevant members of the Group have borne appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities and pay a guarantee fee (where the HWL Group has provided a guarantee) and a management fee to the HWL Group determined at normal commercial rates. The Cost Sharing Agreements constituted continuing connected transactions for the Company under the Listing Rules.

(B)

Members of the Group, as lessees or licensees, have entered into various lease and licence arrangements (the “Lease and Licence Arrangements”) with members of the HWL Group, as landlords or licensors, in respect of building spaces and other premises for use by members of the Group as offices or for other business purposes. The Lease and Licence Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

		(C)	Under an agreement dated 23 May 1998 with A. S. Watson Group (HK) Limited (“ASW”, an indirect wholly owned subsidiary of HWL) and another agreement dated 21 June 2004 with Watson’s The Chemist Limited, a subsidiary of ASW, both as supplemented and/or amended from time to time (collectively the “Retail Services Agreements”), Hutchison Telecommunications (Hong Kong) Limited (“HTHK”, an indirect wholly owned subsidiary of the Company) sold, at the Fortress and Watson retail outlets operated by ASW in Hong Kong, 2G and 3G handsets and/or telecommunications services in consideration of which HTHK paid commissions to ASW. The Retail Services Agreements constituted continuing connected transactions for the Company under the Listing Rules.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(D)

Under an agreement (“3G Dealership Services Agreement”) dated 27 May 2004 between ASW and Hutchison 3G Services (HK) Limited (“H3GSHK”, an indirect non-wholly owned subsidiary of the Company), ASW was appointed as a non-exclusive dealer for H3GSHK for sale at retail outlets operated by Fortress in Hong Kong of 3G handsets and/or telecommunications services provided by H3GSHK, under which ASW received commission from H3GSHK. The 3G Dealership Services Agreement constituted a continuing connected transaction for the Company under the Listing Rules.

(E)

Pursuant to an agreement dated 24 September 2004 between the Company and Hutchison International Limited (“HIL”, the intermediate holding company of the Company), members of the Group shared with the HWL Group services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the HWL Group’s pension, medical and insurance plans, participation in the HWL Group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities services as well as operation advisory and support services in consideration of which the Group paid a fee to the HWL Group for the provision of such services (the “Shared Services Arrangements”). The Shared Services Arrangements constituted a continuing connected transaction for the Company under the Listing Rules.

(F)

Members of the Kotak Mahindra group have provided investment banking and advisory services (the “Kotak Advisory Services”) to members of the Group in respect of the Group’s investments in India, pursuant to engagement letters executed between relevant members of the Kotak Mahindra group and relevant members of the Group as and when the advisory services were required in return for customary fees and commissions. As described in (2) above, members of the Kotak Mahindra group were connected persons of the Company under the Listing Rules. The provision of Kotak Advisory Services constituted a continuing connected transaction for the Company under the Listing Rules.

	(G)	On 14 August 1996, a marketing agreement (the “Thai Marketing Agreement”) was entered into between Hutchison CAT Wireless MultiMedia Limited (“Hutchison CAT”, a company consolidated into the Group’s financial statements as subsidiary) and CAT Telecom Public Company Limited (“CAT Telecom”) under which Hutchison CAT provided exclusive marketing services for CAT Telecom in 25 provinces located in central Thailand, whereby Hutchison CAT was responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sales services and other supplementary services relating to such sales and marketing activities. Hutchison CAT marketed CAT Telecom’s CDMA2000 1X network services under the Hutch brand name and received a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers. Hutchison CAT was also liable to pay to CAT Telecom certain network operating expenses. The Thai Marketing Agreement constituted a continuing connected transaction for the Company under the Listing Rules.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(H)

Pursuant to a consolidation agreement entered into in July 2003 with Essar and UM Telematics, HTI (1993) Holdings Limited (“HTI 1993”), an indirect wholly owned subsidiary of HWL, agreed to continue to provide credit support of up to US$217 million for a loan of INR9,050 million and credit support of up to US$36.2 million for a loan of up to INR1,490 million advanced by a third-party financial institution to Essar (together the “Essar Loans”). The Essar Loans were each supported by a share pledge and a standby letter of credit. The standby letter of credit facilities were supported by guarantees provided by HWL. If, following a default by Essar under an Essar Loan, the lender called on the corresponding standby letter of credit and the relevant letter of credit bank called on the HWL guarantee, HWL would be entitled, under a subrogation agreement, to enforce the share pledge. In addition, pursuant to the consolidation agreement, HTI 1993 may exercise a call option to acquire and Essar may exercise a put option to require HTI 1993 to acquire, all of Essar’s equity ownership in the Indian holding company (or in one of the Hutch India mobile telecommunications operators if the Indian holding company had not yet been formed), equal in value to the outstanding amount under the Essar Loans, upon default of the repayment of the Essar Loans.

Essar is one of the Group’s Indian joint venture partners. UM Telematics is one of the Indian companies through which the Group and the Kotak Mahindra group jointly invested in some of the Hutch India mobile telecommunications operators (namely, Fascel, HTEL and ADIL) prior to the consolidation described above. The Group had a wholly owned equity interest of 49% in UM Telematics. Pursuant to the pass through agreement (the “Pass Through Agreement”), Hutchison Telecom (BVI) Limited (“HTBVI”, a direct wholly owned subsidiary of the Company) has agreed that HTI 1993’s rights and obligations under the consolidation agreement, including the obligation to provide credit support under the consolidation agreement, the corresponding subrogation rights in respect of the share pledge and the rights and obligations in respect of the put and call options exercisable upon default of repayment of the Essar Loans would be passed through to HTBVI. Pursuant to the Pass Through Agreement, HTBVI would also indemnify HWL against all claims and liabilities of HWL in connection with the provision by HWL of any credit support for the Essar Loans after the Company’s listing on the Stock Exchange (the “Pass Through Arrangements”).

The Pass Through Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(I)	The Group has had the following funding arrangements in Thailand (the “Thai Financial Assistance”) with respect to the Company’s connected persons:
(i)

Pursuant to the shareholders’ agreement dated 16 October 2000 between Hutchison Telecommunications Investment Limited, an indirect wholly owned subsidiary of the Company, GMRP (Thailand) Limited (“GMRP”), and three other Thai minority shareholders with respect to Hutchison Wireless MultiMedia Holdings Limited (“Hutchison Wireless”), the Group advanced to GMRP an interest-free loan of THB4,350,000 for GMRP to acquire its initial equity interest in Hutchison Wireless, secured by pledges to the Group of its shares in Hutchison Wireless. The loan had no fixed repayment date but was repayable upon the transfer of the shares in Hutchison Wireless held by GMRP to the Group, if the option arrangements were ever exercised. The Group had agreed to make interest-free advances to GMRP to enable the latter to maintain an aggregate 41% interest in Hutchison Wireless, should additional shares be issued by Hutchison Wireless.

(ii)

Pursuant to the shareholders’ agreement dated 16 October 2000 between Light Power Telecommunications Limited (“Light Power”, an indirect wholly owned subsidiary of the Company) and DPBB (Thailand) Limited (“DPBB”) with respect to PKNS (Thailand) Limited (“PKNS”), the Group advanced to DPBB an interest-free loan of THB127,500 for DPBB to acquire its 51% interest in PKNS, secured by pledges to the Group of its shares in PKNS. The loan had no fixed repayment date but was repayable upon the transfer of the shares in PKNS held by DPBB to Light Power, if the option arrangements were ever exercised. The Group had agreed to make interest-free advances to DPBB to enable the latter to meet any future equity contribution obligations for the purpose of maintaining its 51% shareholding in PKNS.

The provision of the Thai Financial Assistance by the Group constituted a continuing connected transaction for the Company under the Listing Rules.
Grant of Waiver
On 30 September 2004, the Stock Exchange granted to the Company a conditional waiver (the “Waiver”)
from strict compliance with the disclosure and/or independent shareholders’ approval requirements as stipulated in Chapter 14A of the Listing Rules in connection with the Continuing Connected Transactions on the basis of the facts and circumstances described in the Company’s submission dated 2 September
2004 (as supplemented and consolidated in a subsequent submission dated 18 September 2004) and the prospectus dated 30 September 2004 issued by the Company (the “Company’s Prospectus”).

The single highest amount or aggregate amounts, as applicable, attributable to each category of the
Continuing Connected Transactions for the year ended 31 December 2004 (the “2004 Continuing
Connected Transactions”) were as follows:

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	2004 Continuing Connected Transactions		Single highest amount or aggregate amount, as applicable, for the year ended 31 December 2004 (HK$ millions)
	(i)	Cost Sharing Agreements (single highest amount)	27.25

	(ii)	Lease and Licence Arrangements (single highest amount)	8.66

	(iii)	(a) Retail Services Agreements	(a) 5.00
		(b) 3G Dealership Services Agreement	(b) 4.90

	(iv)	Shared Services Arrangements	22.43

	(v)	Kotak Advisory Services	10.22
			(US$1.31m)

	(vi)	Thai Marketing Agreement:
		(a) revenue to the Group	(a) 747.29
		(b) network operating expenses to CAT Telecom	(b) 24.24

	(vii)	Pass Through Arrangements	2,028.00
			(US$260m)

	(viii)	Thai Financial Assistance to:
		(a) GMRP	(a) 0.87
		(b) DPBB	(b) 0.03

	As required under the Waiver, all the Independent Non-executive Directors of the Company have reviewed the 2004 Continuing Connected Transactions, and confirmed that:
	(a)

the 2004 Continuing Connected Transactions had been entered into (i) in the ordinary and usual course of the Group’s business; (ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and (iii) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and

	(b)

the single highest amount paid by the relevant member of the Group in respect of, or aggregate amount of, each type of the 2004 Continuing Connected Transactions for the year ended 31 December 2004, as applicable, did not exceed the cap amounts as stated in the Company’s Prospectus and referred to in the Waiver.

	The Company’s auditors have confirmed in a letter to the Board of Directors of the Company to the effect that the 2004 Continuing Connected Transactions:
	(a)	have been approved by the Board of Directors of the Company;

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(b) were in accordance with the pricing policies of the Company if transactions involved provision of goods and services by the Group;
(c) were entered into in accordance with the terms of the relevant agreements governing such transactions; and
(d) did not exceed the respective cap amounts as stated in the Company’s Prospectus and referred to in the Waiver.
Save as disclosed above, the transactions disclosed as related party transactions in Note 28 to the accounts are not connected transactions, or continuing connected transactions as defined under the Listing Rules or are connected transactions or continuing connected transactions exempt from the reporting requirements under the Listing Rules.

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or a subsidiary a party to any arrangements to enable the
Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the
Company or any other body corporate.

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2004, the interests and short positions of the Directors and Chief Executive of the
Company in the shares, underlying shares and debentures of the Company and its associated corporations
(within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and the Chief Executive of the Company were deemed or taken to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed
Issuers (the “Model Code”) adopted by the Company were as follows:

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(I)	Interests and short positions in the shares, underlying shares and debentures of the Company Long positions in the shares/underlying shares of the Company

Name of Director	Capacity	Nature of interests	Number of shares held	Number of underlying shares held	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	250,000 (Note 1)	–	0.0056%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	–	0.0056%

Frank John Sixt	Beneficial owner	Personal interest	–	255,000 (Note 2)	0.0057%

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	–	0.0022%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	–	0.0022%

John W Stanton	Interest held jointly with spouse	Other interest	–	105,000 (Note 3)	0.0023%

Notes:	1.	Such shares were held by a company which is equally owned by Mr Fok Kin-ning, Canning and his spouse.

	2.	17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr Frank John Sixt.

	3.	7,000 American Depositary Shares (each representing 15 ordinary shares) were held jointly by Mr John W Stanton and his spouse.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(II) Interests and short positions in the shares, underlying shares and debentures of the associated corporations
(A) Long positions in the shares/underlying shares of HWL

Name of Director	Capacity	Nature of interests	Number of shares of HWL held	Number of underlying shares of HWL held		Approximate % of shareholding of HWL
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	2,510,875 (Note 1)	757,939 (Note 2)		0.0767%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	150,000	–		0.0035%

Frank John Sixt	Beneficial owner	Personal interest	50,000	–		0.0012%
John W Stanton	(i) Interest held jointly with spouse	(i) Other interest	16,500	–	) ) ) )
	(ii) Trustee of a trust	(ii) Other interest	6,600	–)		0.0005%

Notes:	1. Such shares were held by a company which is equally owned by Mr Fok Kin-ning, Canning and his spouse.

2.      Such number of underlying shares represents the maximum number of shares that might be interested in under the US$5,000,000 Notes due 2005 issued by BNP Paribas and were held by a company which is equally owned by Mr Fok Kin-ning, Canning and his spouse.

	(B)	Long positions in the shares, underlying shares and debentures of other associated corporations

Mr Fok Kin-ning, Canning had, as at 31 December 2004, the following interests:
		(i)	(a	)

1,100,000 ordinary shares, representing approximately 0.162% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 100,000 and 1,000,000 ordinary shares respectively; and

			(b	)	1,474,001 underlying shares in HTAL comprising personal and corporate interests in 134,000 and 1,340,001 underlying shares respectively on conversion of the listed and physically settled 5.5% Unsecured Convertible Notes due 2007 issued by HTAL;

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(ii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.075% of the then issued share capital, in Hutchison Harbour Ring Limited;
	(iii)	corporate interests in 10,000,000 ordinary shares, representing approximately 0.145% of the then issued share capital, in Hutchison Global Communications Holdings Limited;
(iv)

corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.123% of the then issued share capital, in Partner Communications Company Ltd. (“Partner Communications”); and

(v)

corporate interests in a nominal amount of EUR20,900,000 in the 5.875% Notes due 2013 issued by Hutchison Whampoa Finance (03/13) Limited, a nominal amount of US$4,000,000 in the 13% unsecured senior subordinated notes due 2010 issued by Partner Communications and a nominal amount of US$6,500,000 in the 6.25% Notes due 2014 issued by Hutchison Whampoa International (03/33) Limited.

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally owned by Mr Fok and his spouse.
Mr Kevin Westley in his capacity as a beneficial owner had, as at 31 December 2004, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital of Cheung Kong Infrastructure Holdings Limited.

Save as disclosed above, as at 31 December 2004, none of the Directors and Chief Executive of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated companies (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiary companies of the Company on trust for other subsidiary companies.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report

Interests and Short Positions of Shareholders Discloseable Under the SFO

So far as is known to any Directors or Chief Executive of the Company, as at 31 December 2004, other than the interests and short positions of the Directors or Chief Executive of the Company as disclosed above, the following persons had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(I) Interests and short positions of substantial shareholders in the shares and underlying shares of the Company Long positions in the shares and underlying shares of the Company

Name	Capacity	Number of shares of the Company held		Approximate % of shareholding

Hutchison Telecommunications Investment	Beneficial owner	3,157,033,347		70.16%
Holdings Limited (“HTIHL”)		(Note 1)

Hutchison Telecommunications Limited	Interest of a controlled	3,157,033,347		70.16%
(“HTL”)	corporation	(Note 1)

HIL	Interest of controlled	3,157,033,347		70.16%
	corporations	(Note 1)

HWL	Interest of controlled	3,157,033,347		70.16%
	corporations	(Note 1)

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled	3,185,436,045		70.79%
	corporations	(Note 2)

Li Ka-Shing Unity Trustee Company	Trustee	3,185,436,045		70.79%
Limited (“TUT1”)		(Note 3)

Li Ka-Shing Unity Trustee Corporation	Trustee and beneficiary	3,185,436,045		70.79%
Limited (“TDT1”)	of a trust	(Note 4)

Li Ka-Shing Unity Trustcorp Limited	Trustee and beneficiary	3,185,436,045		70.79%
(“TDT2”)	of a trust	(Note 4)

Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	3,185,589,325 (Note 5)	) ) ) )
	(ii) Interest of controlled corporations	245,546 (Note 6))		70.80%

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(II)	Interests and short positions of other person in the shares and underlying shares of the Company
Long positions in the shares of the Company

Name	Capacity	Number of shares of the Company held	Approximate % of shareholding

FMR Corp.	Investment Manager	228,408,540	5.08%

Notes:

1.       HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 3,157,033,347 shares of the Company held by HTIHL.

2.       Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HTIHL as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH.

3.       TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HTIHL (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

4.       Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HTIHL (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

5.       Mr Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HTIHL (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

6. Such shares are held by companies of which Mr Li is interested in the entire issued share capital.

Save as disclosed above, as at 31 December 2004, there was no other person (other than the Directors or the Chief Executive of the Company) who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

Directors’ Interests in Competing Business

During the year, none of the Directors of the Company had interests in businesses which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company conducted during the year required to be disclosed pursuant to Listing Rule 8.10.

During the year, Mr Fok Kin-ning, Canning and Mr Frank John Sixt and Mrs Chow Woo Mo Fong, Susan, all being Non-executive Directors of the Company, were executive directors of HWL and certain of HWL’ s subsidiaries which were engaged in telecommunications businesses. Mr Dennis Pok Man Lui was also a non-executive director of some such subsidiaries of HWL in Australia, Austria, Sweden, Denmark and Argentina. The non-competition agreement entered into by the Company and HWL on 24 September 2004 maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report

The exclusive territory of the HWL Group was comprised of the member countries of the European Union (prior to its enlargement in 2004), Vatican City, San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL Group’ s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group was comprised of all the remaining countries of the world. There is no single country in which both groups have competing operations.

Mr John W Stanton had, during the year, indirect interest in Western Telesystems Ghana Limited (“Westel”), a company which has a “second network licence” for its operations in Ghana. Such licence authorises Westel to operate an international gateway to provide International Direct Dialling (IDD) services and fixed telephony services in Ghana using either wire or wireless local loop. Currently, Westel uses a wireless local loop. Kasapa Telecom Limited (“Kasapa”), a member of the Group, has on the other hand, a mobile licence and provides only mobile services in Ghana. Kasapa is not licensed to provide IDD services or fixed telephony services in Ghana. As Westel and Kasapa operated under different types of licences and offer different telecommunications services in Ghana, that did not amount to a competing business with that of the Group’ s during the year.

Share Option Scheme

	(I)	The Company

The following is a summary of the principal terms of the Company’ s share option plan conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004. The share option plan remains subject to the approval in a general meeting of the shareholders of HWL and the Listing Committee of the Stock Exchange granting approval of the listing and permission to deal in any shares of the Company to be allotted and issued by the Company pursuant to the exercise of options in accordance with the terms and conditions of the plan.

The share option plan has a term of ten years commencing on the date on which the share option plan becomes unconditional and its purpose is to enable the Company to grant options to selected participants as incentives or rewards for their contribution to the Company, including but not limited to:

•      any actual or proposed employee/consultant in the areas of finance, business or personnel administration or information technology (whether full-time or part-time, including any Executive Director but excluding any Non-executive Director), or eligible employees, whether employed by the Company or any of its subsidiary companies or any entity in which the Company holds any equity interest, which is also referred to as an invested entity;

• any Non-executive Directors (including Independent Non-executive Directors) of the Company, any of the Company’ s subsidiary companies or any invested entity;
• any supplier of goods or services to the Company or any invested entity;
• any of the Group’ s customers or any invested entity;
• any person or entity that provides research, development or other technological support to the Company or any invested entity;
• any of the shareholders or security holders of the Company or any shareholder or security holder of any invested entity;

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	• any other group or classes of participants contributing by way of joint venture, business alliance or other business arrangement to the development and growth of the Company; and
• any company wholly owned by one or more persons belonging to any of the above classes of participants.

The grant of any options by the Company for the subscription of ordinary shares or other securities of the Company to any person who falls within any of the above classes of participants shall not, by itself, unless the Directors otherwise determine, be construed as a grant of options under the share option plan. The eligibility of any of the foregoing class of participants to receive a grant of any options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Company.

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under this share option plan and any other share option plan must not in the aggregate exceed 30% of the Company’s ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of this share option plan and any other share option plan of the Group) to be granted under this share option plan and any other share option plan of the Company must not in the aggregate exceed 10% of the relevant class of securities of the Company in issue as at 15 October 2004, the date on which the shares of the Company are first listed and upon refreshing this general plan limit, the total number of shares which may be allotted and issued upon exercise of all options to be granted under this plan and any other plan of the Company must not exceed 10% of the relevant class of securities of the Company in issue as at the date of approval of the limit by its shareholders in general meeting.

No participant under this share option plan or any other share option plan may receive awards in any 12-month period of more than 1% of the Company’s issued ordinary share capital. Any grant of options in excess of 1% in any such 12-month period must be approved by shareholders in a general meeting with such participant and his associates abstaining from voting. The number and terms (including the exercise price) of the options to be granted (and options previously granted to such participant) must be fixed before the approval of the shareholders and the date of the board meeting proposing such further grant will be the date of grant for the purpose of calculating the exercise price if such grant is approved.

Any grant of options under the share option plan to a Director, Chief Executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors (excluding any Independent Non-executive Director who is also the grantee of the options). Approval of shareholders in a general meeting is required if any grant of options to a substantial shareholder, an Independent Non-executive Director or any of their respective associates would result in the ordinary shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in the aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the Listing Rules. Any change in the terms of options granted to a substantial shareholder, an Independent Non-executive Director or any of their respective associates must also be approved by shareholders in a general meeting.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report

An option may be accepted by a participant within 21 days from the date of the offer of grant of the option. The subscription price for ordinary shares under the share option plan shall be a price determined by the Directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of an option.

No grants of stock options have been made as at 31 December 2004.
	(II)	Share Option Scheme of Subsidiary Companies
Hutchison Global Communications Holdings Limited (“HGCH”), a subsidiary of the Company, operates certain option schemes, details of which are as follows:
(a)

1995 Option Scheme

Pursuant to an ordinary resolution passed on 22 March 1995, HGCH adopted a share option scheme (the “1995 Option Scheme”) for the purpose of providing incentive and rewards to eligible participants. On 2 April 2002, the 1995 Option Scheme was terminated and replaced by a new option scheme adopted by HGCH on 2 April 2002. Upon the termination of the 1995 Option Scheme, no further options would be offered pursuant thereto. However, the 1995 Option Scheme will in all other respects remain in force to the extent necessary to give effect to the exercise of the outstanding options granted pursuant thereto (the “Outstanding Options”). The Outstanding Options will continue to be valid and exercisable in accordance with the rules of the 1995 Option Scheme.

Eligible participants of the 1995 Option Scheme included employees or executive directors of HGCH or any of its subsidiary companies (the “Employees”). The directors of HGCH are authorised to invite, at their discretion, eligible participants to take up options to subscribe for shares in HGCH (the “HGCH Shares”). The options are exercisable for a period to be notified by the board of directors to each grantee and in any event such period of time should not exceed a period of three years commencing on the expiry of six months after the date on which the option is accepted, provided that no options can be exercised after 21 March 2005. Unless otherwise cancelled or amended, the 1995 Option Scheme was to remain in force for a period of 10 years commencing on 22 March 1995.

The maximum number of HGCH Shares in respect of which options were able to be granted (together with HGCH Shares issued pursuant to options exercised and HGCH Shares in respect of which any options remain outstanding) under the 1995 Option Scheme and any other share option schemes of HGCH may not exceed 10% of the issued share capital of HGCH from time to time, excluding for this purpose HGCH Shares issued on exercise of options granted pursuant to the 1995 Option Scheme. At 31 December 2004, there was no outstanding share options under the 1995 Option Scheme. No option was able to be granted to any one Employee which, if exercised in full, would have resulted in such Employee becoming entitled to subscribe for such number of HGCH Shares as, when aggregated with the total number of HGCH Shares already issued and remaining issuable to him or her under the 1995 Option Scheme, would exceed 25% of the aggregate number of HGCH Shares for the time being issued and issuable under the 1995 Option Scheme.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report

The offer of a grant of share options could be accepted upon payment of a nominal consideration of HK$1 in total by the grantee. The vesting period of the share options was determinable by the directors.

The subscription price for HGCH Shares under the 1995 Option Scheme was a price determined by the board of directors of HGCH and notified to each grantee and was the higher of: (i) a price being not less than 80% of the average closing price of the HGCH Shares on the Stock Exchange for the five trading days immediately preceding the date of offer of the option granted to a grantee; and (ii) the nominal value of a HGCH Share.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.
The following share options were outstanding under the 1995 Option Scheme during the year:

						Price of Company’s share ***

Name or category of participant	Date of grant of share options*	Number of share options at 1 January 2004	Exercised during the year	Cancelled/ expired during the year	Number of share options at 31 December 2004	Exercise period of share options	Exercise price of share options**	At the date of grant of share options	At the date of exercise of share options
							HK$	HK$	HK$

Directors
Lam Hon Nam	12.7.2000	1,000,000	–	(1,000,000)	–	13.1.2001	2.20	2.75	–
						to 12.1.2004
	2.5.2001	800,000	–	(800,000)	–	2.11.2001	0.81	1.02	–
						to 1.11.2004
		1,800,000	–	(1,800,000)	–
Other employees
In aggregate	12.7.2000	3,620,000	–	(3,620,000)	–	12.1.2001	2.20	2.75	–
						to 11.1.2004
	2.5.2001	3,170,000	(1,700,000)	(1,470,000)	–	2.11.2001	0.81	1.02	1.05
						to 1.11.2004
		6,790,000	(1,700,000)	(5,090,000)	–
Total:		8,590,000	(1,700,000)	(6,890,000)	–

*	The vesting period of the above outstanding share options is from the date of the grant until the commencement of the exercise period and only 50% of the options may be exercised within the first year from the date on which the options are accepted.
**	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the share option scheme, in the event of an alteration in the capital structure of HGCH.
***	The price of the shares disclosed as at the date of grant of share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the shares disclosed as at the date of exercise of share options is the weighted average closing price of the shares immediately before the dates on which the options were exercised.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report

The options are exercisable for a period of three years commencing on the expiry of six months after the date on which the option was accepted, provided that no options may be exercised after 21 March 2005.

At the balance sheet date, there were no share options outstanding under the 1995 Option Scheme.
	(b)	Share option schemes of subsidiary companies of HGCH

On 21 May 2001, HGCH approved the adoption by certain subsidiary companies (the “Subsidiaries”) of their respective share option schemes (collectively the “Subsidiaries’ Scheme”). The purpose of the adoption of the Subsidiaries’ Scheme is to provide greater incentive to the Subsidiaries’ employees, thereby improving their productivity and helping to retain key staff. The board of directors of the Subsidiaries may, at their discretion, offer to grant options to subscribe for shares in the respective Subsidiaries to employees and any executive directors of the Subsidiaries. Subject to any earlier termination by the respective Subsidiaries, the Subsidiaries’ Scheme shall be valid and effective for a period of 10 years from 21 May 2001. The issue of the shares in the respective Subsidiaries pursuant to the exercise of an option by the grantee shall be conditional upon the unconditional completion of the listing of the shares of the respective Subsidiaries (“Subsidiary Share”) on any internationally recognised stock exchange. Subject to the above, an option may be exercised in accordance with the terms of the Subsidiaries’ Scheme, but in any event shall not exceed 10 years commencing from the date of grant of the option.

The total number of Subsidiary Shares which can be subscribed through exercising all options granted under the Subsidiaries’ Scheme and any other share option scheme of the respective Subsidiaries shall in aggregate not exceed 10% of the total number of the Subsidiary Shares in issue from time to time (excluding any Subsidiary Shares issued pursuant to the Subsidiaries’ Scheme). No option may be granted to any one person which if exercised in full would result in the total number of the Subsidiary Shares already issued and issuable to the grantee under all the options previously granted to him, and the proposed option, exceeding 25% of the total number of Subsidiary Shares subject to the Subsidiaries’ Scheme.

The offer of a grant of share options may be accepted upon payment of a nominal consideration by the grantee of HK$1 for the respective Subsidiaries incorporated in Hong Kong, or an appropriate amount in the currency of the jurisdiction, if not in Hong Kong, in which the respective Subsidiaries have their principal place of business.

The minimum exercise price for the options granted under the Subsidiaries’ Scheme shall be the higher of (i) the par value per the respective Subsidiary Shares; or (ii) 80% of the net asset value of the respective Subsidiary, as stated in the latest audited financial statements or, if audited financial statements are not available, the latest management accounts of the respective Subsidiary, divided by the number of the respective Subsidiary Shares in issue at the date of the latest audited financial statements or latest management accounts (as the case may be).

As at the balance sheet date, no options have been granted under the Subsidiaries’ Scheme.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	(c)	2002 Option Scheme

Following the amendments made to Chapter 17 of the Listing Rules which came into effect on 1 September 2001, no option may be granted under the 1995 Option Scheme unless such grant is made in compliance with the amended rules. To enable HGCH to continue to reward and provide incentives to, and to strengthen the HGCH Group’s business relationship with the prescribed classes of participants who may contribute to the growth and development of the HGCH Group (who now became classes of potential grantees of the share options as expanded by the Listing Rules), a new option scheme (the “2002 Option Scheme”) was adopted by HGCH on 2 April 2002 and at the same time, that the 1995 Option Scheme was terminated. The 2002 Option Scheme will remain in force for 10 years commencing on 2 April 2002.

Under the 2002 Option Scheme, the eligibility of the participants for the grant of any options shall be determined by the directors of HGCH from time to time on the basis of their contribution to the development and growth of the HGCH Group. The directors may, at their discretion, invite any person belonging to any of the following classes of participants to take up options for HGCH Shares:

(a)

any employee/consultant or proposed employee/consultant (including executive director but excluding any non-executive director) of HGCH, any of its subsidiary companies or any entity (the “Invested Entity”) in which a member of the HGCH Group holds any equity interest, including any executive director of HGCH, any of such subsidiary companies or any Invested Entity;

		(b)	any non-executive directors (including independent non-executive directors) of HGCH, any of its subsidiary companies or any Invested Entity;
		(c)	any supplier of goods or services to any member of the HGCH Group or any Invested Entity;
		(d)	any customer of any member of the HGCH Group or any Invested Entity;
		(e)	any person or entity that provides research, development or other technological support to any member of the HGCH Group or any Invested Entity;
		(f)	any shareholder of any member of the HGCH Group or any Invested Entity, or any holder of any securities issued by any member of the HGCH Group or any Invested Entity;
(g)

any other group or class of participants who has contributed or may contribute by way of a joint venture, business alliance or other business arrangement to the development and growth of the HGCH Group; and

		(h)	any company wholly owned by one or more persons belonging to any of the above classes of participants.
The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the 2002 Option Scheme and any other share option scheme must not in aggregate exceed 30% of the relevant class of shares of HGCH (or its subsidiary companies) in issue from time to time.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report

The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the 2002 Option Scheme and any other share option scheme of the HGCH Group must not in aggregate exceed 10% of the relevant class of shares of HGCH in issue at the date of approval of the limit by HGCH in a general meeting.

The total number of shares issued and which may fall to be issued upon the exercise of the options granted under the 2002 Option Scheme and any other share option scheme of the HGCH Group, including both exercised or outstanding options, to each participant in any 12-month period, shall not exceed 1% of the issued share capital of HGCH for the time being unless approved by the shareholders of HGCH in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of HGCH, or to any of their associates, are subject to approval in advance by the independent non-executive directors. Where any grant of option to a substantial shareholder or an independent non-executive director of HGCH, or any of their associates would result in the HGCH Shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of the HGCH Shares in issue; and (b) having an aggregate value (based on the closing price of the HGCH Shares at the date of each grant) in excess of HK$5 million, such further grant of options must be approved by the shareholders in a general meeting.

Any change in the terms of the options granted to a substantial shareholder or an independent non-executive director, or any of their associates must be approved by the shareholders in a general meeting.

An option may be accepted by a participant by the payment of a nominal value of HK$1. An option may be exercised in accordance with the terms of the 2002 Option Scheme at any time during a period to be determined on the date of offer of grant of the option and notified by the directors to each grantee. The exercise period may commence once the offer of the grant is accepted by the grantee within the prescribed time from the date of its offer and shall end, in any event, not later than 10 years from the date on which the offer of the grant of the options was made, subject to the provisions for early termination thereof. Unless otherwise determined by the directors of HGCH and stated in the offer of the grant of options to a grantee, there is no minimum period required under the 2002 Option Scheme for the holding of an option before it can be exercised.

The exercise price of the HGCH Shares under the 2002 Option Scheme shall be a price determined by the directors of HGCH, but shall not be less than the highest of (i) the closing price of the HGCH Shares on the date of the offer of the grant; (ii) the average closing price of the HGCH Shares for the five trading days immediately preceding the date of the offer of the grant; and (iii) the nominal value of the HGCH Shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.
The directors do not consider it appropriate to disclose the value of the options granted under the 2002 Option Scheme during the year ended 31 December 2004 as any such valuation would be subject to a number of assumptions and variables.

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	The following share options were outstanding under the 2002 Option Scheme during the year:

							Price of Company’ s share****
Name or category of participant	Date of grant of share options		Number of share options held at 1 January 2004	Granted during the year	Exercised during the year	Expired/ cancelled during the year	Number of share options held at 31 December 2004	Exercise period of share options	Exercise price of share options***	At grant date of share options	At exercise date of share options
									HK$	HK$	HK$
Directors
Loh Tiak Koon#	2.4.2002	*	20,000,000	–	–	(20,000,000)	–	3.4.2003 to	0.886	0.880	–
								2.4.2006
Wong King Fai, Peter	19.8.2004	**	–	15,000,000	–	–	15,000,000	19.8.2004 to	0.480	0.480	–
								18.8.2008
Kan Ka Wing, Frankie	19.8.2004	**	–	10,000,000	–	–	10,000,000	19.8.2004 to	0.480	0.480	–
								18.8.2008
			20,000,000	25,000,000	–	(20,000,000)	25,000,000
Other employees
In aggregate	2.5.2002	*	9,850,000	–	–	(3,000,000)	6,850,000	2.5.2003 to	0.940	0.930	–
								1.5.2006
	2.5.2003	*	7,250,000	–	(1,700,000)	(1,750,000)	3,800,000	2.5.2004 to	0.340	0.315	0.423
								1.5.2007
	16.5.2003	*	4,750,000	–	(582,000)	(3,418,000)	750,000	16.5.2004 to	0.410	0.410	0.481
								15.5.2007
	19.8.2004	**	–	87,000,000	–	(7,000,000)	80,000,000	19.8.2004 to	0.480	0.480	–
								18.8.2008
			21,850,000	87,000,000	(2,282,000)	(15,168,000)	91,400,000
Total			41,850,000	112,000,000	(2,282,000)	(35,168,000)	116,400,000

#	Mr Loh Tiak Koon resigned as director of HGCH on 1 October 2004.
*	The share options are exercisable, subject to the vesting scale, commencing on the date on which the options are accepted to the earlier of the options lapses and the date falling four years from the date of grant of the options. One third of the options are vested on the first anniversary of the date of grant and one-thirty sixth of which are vested equally on a monthly basis thereafter.
**	The share options are exercisable subject to the vesting schedule of which approximately one-third of the options will be vested on 19 August 2005 and 19 August 2006 respectively and the balance of the options will be vested on 19 August 2007.
***	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the share option scheme, in the event of an alteration in the capital structure of HGCH.
****	The price of the shares disclosed as at the date of grant of share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the shares disclosed as at the date of exercise of share options is the weighted average closing price of the shares immediately before the dates on which the options were exercised.

At 31 December 2004, HGCH had 116,400,000 share options outstanding under the 2002 Option Scheme, which represented approximately 1.7% of HGCH’s shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of HGCH, result in the issue of 116,400,000 additional ordinary shares of HGCH and additional share capital of HK$11,640,000 and share premium of HK$46,798,500 (before issue expenses).

Hutchison Telecommunications International Limited    Annual Report 2004

Directors’ Report	Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company’s Articles of Association or the laws of the Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, Sale or Redemption of Shares

During the year, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

Major Customers and Suppliers

During the year, the respective percentage of purchases attributable to the Group’s five largest suppliers combined and the turnover attributable to the Group’s five largest customers combined was less than 30% of the total value of Group purchases and total Group turnover.

Public Float

As at the date of this report, based on the information publicly available to the Company and within the knowledge of our Directors, just over 25% of the issued share capital of the Company was held by the public.

Auditors
The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.
By order of the Board
Edith SHIH
Company Secretary
Hong Kong, 7 March 2005

Hutchison Telecommunications International Limited    Annual Report 2004

Auditors’ Report

Auditors’ Report to the Shareholders of

Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 81 to 129 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 7 March 2005

Hutchison Telecommunications International Limited    Annual Report 2004

Consolidated Profit and Loss Account

	Note	2003 HK$ millions	2004 HK$ millions	2004 US$ millions
Company and subsidiary companies
Turnover	4,5	10,104	14,960	1,918
Cost of inventories sold		547	1,400	180
Staff costs		1,081	1,597	205
Depreciation and amortisation	5	2,262	3,059	392
Other operating expenses		5,936	9,098	1,166
Profit on partial disposal of a subsidiary company	15	–	1,300	167
Operating profit of Company and
subsidiary companies	5	278	1,106	142
Share of profits less losses of associated
companies		591	753	96
Operating profit	9	869	1,859	238
Interest and other finance costs, including
share of associated companies, net	6	970	1,054	135
(Loss) profit before taxation		(101)	805	103
Current taxation charge	8	22	105	13
Deferred taxation (credit) charge	8	(195)	384	49
Profit after taxation		72	316	41
Minority interests		286	244	32
Net (loss) profit attributable to shareholders		(214)	72	9
Dividends	10	–	–	–
(Loss) earnings per share	11	HK$ (0.05)	HK$0.02	US$ 0.002

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited    Annual Report 2004

Consolidated Balance Sheet

	Note	2003 HK$ millions	2004 HK$ millions	2004 US$ millions
ASSETS AND LIABILITIES
Non-current assets
Fixed assets	12	17,697	20,228	2,593
Other non-current assets	13	4,075	4,339	557
Goodwill	14	6,168	6,139	787
Deferred tax assets	21	910	844	108
Associated companies	15	1,581	1,846	237
Amounts due from related companies	16	543	–	–
Long-term deposits	17	93	79	10
Total non-current assets		31,067	33,475	4,292
Cash and cash equivalents	18	1,993	2,102	270
Restricted cash	18	6	10	1
Other current assets	18	3,177	4,211	540
Bank loans	19	3,723	12,281	1,574
Other loans	19	1,556	1,316	169
Debentures	19	204	247	32
Other current liabilities	20	5,943	6,745	865
Net current liabilities		(6,250)	(14,266)	(1,829)
Total assets less current liabilities		24,817	19,209	2,463
Non-current liabilities
Long-term loans	19	7,485	3,582	459
Amounts due to related companies	16	22,903	–	–
Deferred tax liabilities	21	46	148	19
Other long-term liabilities	22	15	124	16
Total non-current liabilities		30,449	3,854	494
Minority interests	23	743	1,068	137
Net (liabilities) assets		(6,375)	14,287	1,832
CAPITAL AND RESERVES
Share capital	25	–	1,125	144
Reserves		(6,375)	13,162	1,688
Shareholders’ (deficits) funds		(6,375)	14,287	1,832

The accompanying notes are an integral part of the consolidated accounts.

Dennis Pok Man LUI	Tim Lincoln PENNINGTON
Director	Director

Hutchison Telecommunications International Limited    Annual Report 2004

Consolidated Cash Flow Statement

	Note	2003 HK$ millions	2004 HK$ millions	2004 US$ millions
Operating activities
(Loss) profit before taxation		(101)	805	103
Interest income		(56)	(24)	(3)
Interest and other finance costs, Company and subsidiary companies		800	892	114
Interest and other finance costs, share of associated companies		226	186	24
Depreciation and amortisation, Company and subsidiary companies		2,262	3,059	392
Depreciation and amortisation, share of associated companies		479	428	55
Operating profit before depreciation
and amortisation		3,610	5,346	685
Share of operating profit before depreciation and amortisation of associated companies		(1,070)	(1,181)	(151)
Profit on partial disposal of a subsidiary company		–	(1,300)	(167)
Interest received		56	24	3
Interest and other finance costs paid		(800)	(892)	(114)
Taxes paid		–	(82)	(11)
Loss on disposal of fixed assets		29	2	–
Impairment of fixed assets	9	–	142	19
Write-off of telecommunications customer
acquisition costs	9	234	150	19
Funds from operations		2,059	2,209	283
Changes in working capital	24(a)	(1,055)	35	5
Cash flow from operating activities		1,004	2,244	288
Investing activities
Purchases of fixed assets		(5,573)	(5,138)	(659)
Purchases of telecommunications licences		(343)	(249)	(32)
Additions to telecommunications customer acquisition costs		(490)	(728)	(93)
Reduction of long-term deposits		13	14	2
Purchases of subsidiary companies, net of cash acquired	24(b)	(89)	69	9
Purchases of associated companies		(63)	–	–
Proceeds on disposal of fixed assets		63	34	4
Proceeds on disposal of partial interest in a subsidiary company		–	1,578	202
Cash flows from investing activities		(6,482)	(4,420)	(567)

Hutchison Telecommunications International Limited    Annual Report 2004

Consolidated Cash Flow Statement (continued)

	Note	2003 HK$ millions	2004 HK$ millions	2004 US$ millions
Financing activities
Net cash flows from financing activities	24(c)	4,026	3,802	488
Decrease (increase) in amounts due from related companies		17	(1,513)	(194)
Decrease (increase) in restricted cash		569	(4)	(1)
Cash flows from financing activities		4,612	2,285	293
Decrease (increase) in cash and cash equivalents		(866)	109	14
Cash and cash equivalents at beginning of year		2,859	1,993	256
Cash and cash equivalents at end of year		1,993	2,102	270
Analysis of net debts
Total cash and cash equivalents		1,993	2,102	270
Bank and other interest bearing borrowings	19, 23	12,972	17,430	2,235
Net debts		10,979	15,328	1,965

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited    Annual Report 2004

Consolidated Statement of Changes in Equity

		Reserves				Total shareholders’ (deficits funds )
	Share capital	Share premium	Accumulated losses	Exchange reserve	Subtotal
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2003	–	–	(5,927)	(145)	(6,072)	(6,072)
Company and subsidiary companies’ loss for the year	–	–	(1,062)	–	(1,062)	(1,062)
Share of results of associated companies	–	–	848	–	848	848
Exchange translation differences	–	–	–	(89)	(89)	(89)
At 31 December 2003	–	–	(6,141)	(234)	(6,375)	(6,375)
At 1 January 2004	–	–	(6,141)	(234)	(6,375)	(6,375)
Issuance of ordinary shares	1,125	19,744	–	–	19,744	20,869
Share issuance expenses	–	(414)	–	–	(414)	(414)
Company and subsidiary companies’ loss for the year	–	–	(281)	–	(281)	(281)
Share of results of associated companies	–	–	353	–	353	353
Waiver of loan from an intermediate holding company (Note 28(a))	–	–	146	–	146	146
Exchange translation differences	–	–	–	(11)	(11)	(11)
At 31 December 2004	1,125	19,330	(5,923)	(245)	13,162	14,287

The accumulated losses of the Group include retained profits of HK$1,132 million retained by associated companies as at

31 December 2004 (2003 – HK$743 million).

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts

1	Restructuring and Nature of Operations

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. It is a subsidiary company of Hutchison Whampoa Limited (“HWL”), a conglomerate based in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Restructuring

On 22 September 2004, the Company and HWL undertook a restructuring (the “Restructuring”) in contemplation of the listing of the Company on the Hong Kong Stock Exchange and the New York Stock Exchange, whereby HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

The Company and its subsidiary companies are collectively referred to as the “Group”. The direct and indirect subsidiary companies, associated companies and jointly controlled entities of HWL outside the Group are now collectively referred to as “related companies”.

As part of the Restructuring, the Company entered into a non-competition agreement with HWL, whereby the Group has the right, exclusive of HWL and related companies, to engage in the telecommunications business in all the countries in the world except for member countries of the pre-2004 enlarged European Union and other territories within Western Europe, the United States, Canada, Australia, New Zealand and Argentina (prior to the exercise of the next-mentioned option). The Company has been granted an option to acquire HWL’s mobile telecommunications related interests in Argentina at HWL’s investment cost plus interest. The option expires on 22 September 2007, being three years after the date of the Restructuring with a further right of first refusal thereafter.

As part of the Restructuring, the net amount due to related companies amounting to HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

The Company’s American Depositary Shares were subsequently listed on the New York Stock Exchange on 14 October 2004 and its Shares on the Main Board of the Hong Kong Stock Exchange on 15 October 2004.

Nature of operations

The Group is engaged in mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

2	Basis of Preparation

The Restructuring was accounted for as a reorganisation of businesses under common control in a manner similar to a pooling of interests in accordance with Hong Kong Statement of Standard Accounting Practice 27 “Accounting for Group Reconstructions”. The accompanying consolidated profit and loss account and consolidated cash flow statement include the results of operations and cash flows of the companies now comprising the Group as if the current group structure had been in existence throughout the years ended 31 December 2003 and 2004 or since their respective dates of incorporation or acquisition. The accompanying consolidated balance sheet at 31 December 2003 was prepared to present the financial position of the Group as if the current group structure had been in existence as of 31 December 2003. All significant intercompany transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies and have been accounted for in arriving at the Group’s net profit or loss attributable to shareholders and net assets or liabilities.

On this basis, the consolidated accounts of the Group include the accounts of the Company and its subsidiary companies and also incorporate the Group’s interest in associated companies on the basis set out in Note 3C below. Results of subsidiary companies and associated companies acquired or disposed of are included as from their effective dates of acquisition or up to the dates of disposal as the case may be.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

2	Basis of Preparation (continued)

At 31 December 2004, the Group had net current liabilities. Whilst the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans and support from HWL and related companies, mainly through guarantees of bank and other third party’s loans extended to the Group.

Certain comparative figures have been reclassified to conform with current year’s presentation. In particular, interest income has been reclassified to net off with interest and other finance costs, and shown as interest and other finance cost, net.

3	Principal Accounting Policies

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and are prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. With effect from 1 January 2004, the Group has early adopted HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”.

The Group has not early adopted other new HKFRSs except for those mentioned above in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

Changes to the Group’s accounting policies and the effect of adopting these new policies are set out in Notes 3J, 3K and 3M below.

A	Subsidiary companies

A company is a subsidiary company if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long term basis. In the consolidated accounts, subsidiary companies are accounted for as described in Note 2 above. In the unconsolidated accounts of the Company, investments in subsidiary companies are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiary companies as at 31 December 2004 are set forth on pages 127 to 129.

B	Minority interests

Recognition of minority interests’ share of losses of subsidiary companies is generally limited to the amount of such minority interests’ portion of the common equity of those subsidiary companies.

Minority interests’ share of losses is generally not recognised once the minority holders of common equity of subsidiary companies have their investment value reduced to zero as such amounts do not represent a receivable by the Group and the minority holders are not obligated to provide additional funding.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

3	Principal Accounting Policies (continued)

C	Associated companies

An investee company is classified as an associated company if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associated companies are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associated companies represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

The particulars of the Group’s principal associated companies as at 31 December 2004 are set forth on Note 15 to the accounts.

D	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20-50 years
Telecommunications and network equipment	10-35 years
Motor vehicles	20-25%
Office furniture & equipment and computer equipment	15-20%
Leasehold improvements	Over the unexpired period of the lease or 15%, whichever is the greater

During the year ended 31 December 2004, the Directors re-assessed the useful lives of certain of the Group’s telecommunications and network equipment in relation to the Group’s fixed-line business. As a result of this re-assessment, the Directors concluded that the useful lives of these assets should be extended from 6.7-25 years to 20-35 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2004. The effect of this change in accounting estimate is to decrease depreciation charge for the year ended 31 December 2004 by HK$57 million.

Leasehold land is amortised over the remaining period of the lease. The period of the lease includes the period for which a right at the lessee’s option of renewal is attached at nil or a de minimis additional cost.

The cost of maintenance and repairs is charged to operations as incurred. Expenditures, which extend the useful life of the asset or increase the capacity or quality of output or standard of performance, are capitalised and depreciated at the applicable depreciation rates.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

E	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

F	Restricted cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

3	Principal Accounting Policies (continued)

G	Trade and other receivables

Trade and other receivables are recorded net of provision for doubtful debts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off as bad debts during the year in which they are determined not to be collectible.

H	Internal-use software

The Group capitalises direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use. These costs are amortised over the estimated useful lives of the software, generally 5 years. All costs incurred during the preliminary project stage, including project scoping, identification and testing of alternatives, are expensed as incurred.

I	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated profit and loss account.

All other leases are accounted for as operating leases and the rental payments are charged to the consolidated profit and loss account on an accrual basis.

J	Other non-current assets

Licences granted to the Group by the government in each of the countries where the Group does business include the right to use spectrum. The methods of payment for these rights vary from country to country and include fixed upfront payments, fixed periodic payments with variable periodic payments in subsequent years and variable only payments. Payments prior to commercial launch of services are recorded at cost and included in other non-current assets and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of services are recognised in the profit and loss account on a straight-line basis over the period of the related licence. Variable periodic payments are recognised in the profit and loss account as incurred.

Costs to acquire mobile telecommunication customers are capitalised and amortised over the minimum enforceable contractual period. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition costs are written off in the period in which the customer churns. Up to 31 December 2003, customer acquisition costs were amortised over the estimated customer relationship period. In the event that a customer churned from the network, any unamortised customer acquisition costs were written off. From 1 January 2004, with the early adoption of HKAS 38, customer acquisition costs are amortised over the minimum enforceable contractual period. The early adoption of the current interpretation of HKAS 38 from 1 January 2004 has resulted in an addition of HK$260 million in the amortisation of customer acquisition costs and resulting in a decrease in operating profit of HK$260 million for the year ended 31 December 2004.

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

3	Principal Accounting Policies (continued)

K	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary company or associated company at the date of acquisition.

Goodwill on acquisition is reported in the balance sheet as a separate asset or, as applicable, included within investment in associated companies. Up to 31 December 2003, goodwill was amortised using the straight line method over its estimated useful life and assessed for impairment at each balance sheet date. From 1 January 2004, with the early adoption of HKFRS 3, goodwill is not subject to amortisation and the accumulated amortisation as at 31 December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment, as well as when there are indications of impairment. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment (Note 5).

The early adoption of HKFRS 3 from 1 January 2004 represents a change in the accounting policy for goodwill and resulted in a decrease of HK$540 million in goodwill amortisation expenses for the year ended 31 December 2004 and an increase of HK$540 million in operating profit.

L	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the accounts when the inflow of economic benefit has become probable and is recognised when the inflow has become virtually certain.

M	Asset impairment

Up to 31 December 2003, intangible and tangible assets were tested for impairment when an event that might affect asset carrying value has occurred. A provision for impairment in value was recognised to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Such provision was recognised in the consolidated profit and loss account.

From 1 January 2004, assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

3	Principal Accounting Policies (continued)

N	Borrowing costs

Borrowing costs are accounted for on an accrual basis and charged to the profit and loss account in the year incurred, except for certain costs related to funding of fixed assets which are capitalised as part of the cost of that asset up to the date of commencement of its operations.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

O	Advertising expenses

Advertising expenses are charged to the consolidated profit and loss account as incurred.

P	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expense.

Q	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary companies and associated companies, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

R	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

From 1 January 2002, pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on high quality corporate bonds with currency and term similar to the estimated term of benefit obligations. Cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date are recognised over the average remaining service lives of employees. In accordance with transitional provisions, transitional liabilities at 1 January 2002 are recognised as an expense on a straight line basis over a period of less than five years from 1 January 2002.

The Group’s contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

3	Principal Accounting Policies (continued)

R	Pension plans (continued)

Pension costs are included in the consolidated profit and loss account within staff costs.

The pension plans are generally funded by the relevant group companies taking into account the recommendations of independent qualified actuaries and by payments from employees for contributory plans.

S	Foreign exchange

The reporting currency of the Group is Hong Kong dollars. Transactions in foreign currencies are converted at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are included in the determination of operating profit.

The accounts of overseas subsidiary companies and associated companies and jointly controlled entities are translated into Hong Kong dollars using the year end rates of exchange for the balance sheet items and the average rates of exchange for the year for the profit and loss account items. Exchange differences are dealt with as a movement in reserves.

The Group endeavours to hedge its foreign currency positions with the appropriate level of borrowings in the same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest and currency swaps are utilised when suitable opportunities arise and, when considered appropriate, to hedge against currency exposures as well as assist in managing the Group’s interest rate exposures.

Fees paid for the arrangement of the forward foreign exchange contracts and interest and currency swaps are deferred and amortised on a straight line basis over the period of the relevant contract.

T	Revenue recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to customers.

c.	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from pre-paid calling cards are recognised upon customer’s usage of the cards or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

f.	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

U	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

3	Principal Accounting Policies (continued)

V	Use of estimates

The preparation of the consolidated accounts in conformity with Hong Kong generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated accounts and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

W	Dilution of interest in subsidiary companies or associated companies

Changes in the Group’s proportionate share of the underlying equity of a subsidiary company or associated company, including goodwill which results from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

4	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services and handset and accessory sales in both Hong Kong and outside Hong Kong and fixed telecommunications and other services in Hong Kong. An analysis of turnover of the Company and subsidiary companies is as follows:

	2003 HK$ millions	2004 HK$ millions
Mobile telecommunications services	8,031	11,858
Mobile telecommunications products	445	401
Fixed telecommunications and other services	1,628	2,701
	10,104	14,960

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

5	Segment Information

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit.

	Turnover		Operating profit
	2003 HK$ millions	2004 HK$ millions	2003 HK$ millions	2004 HK$ millions
Company and subsidiary companies
Hong Kong and Macau Mobile telecommunications (Note b)	3,485	3,714	606	(534)
Fixed telecommunications and other services	1,628	2,701	230	218
India	4,497	7,093	670	1,344
Thailand	355	1,219	(1,113)	(1,071)
Others (Note a)	139	233	(115)	(151)
	10,104	14,960	278	(194)
Profit on partial disposal of a subsidiary company			–	1,300
			278	1,106

	Depreciation and amortization		Capital expenditures
	2003 HK$ millions	2004 HK$ millions	2003 HK$ millions	2004 HK$ millions
Company and subsidiary companies
Hong Kong and Macau Mobile telecommunications	565	850	1,280	557
Fixed telecommunications and other services	437	486	1,257	717
India	872	857	1,617	2,463
Thailand	305	791	1,344	876
Others (Note a)	83	75	48	64
	2,262	3,059	5,546	4,677

Notes:	(a)	Others include Paraguay, Sri Lanka, Ghana and Corporate.

	(b)	The operating loss of Hong Kong and Macau – Mobile telecommunications segment for the year ended 31 December 2004 includes an impairment loss on fixed assets of HK$142 million.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

5	Segment Information (continued)

	HK$	2003 millions	HK$	2004 millions
Segment assets of Company and subsidiary companies
Hong Kong and Macau Mobile telecommunications		8,393		8,092
Fixed telecommunications and other services		7,710		8,684
India		11,435		13,924
Thailand		5,071		5,391
Others (Note a)		1,143		1,017
		33,752		37,108
Investment in associated companies
Hong Kong and Macau Mobile telecommunications		–		3
Fixed telecommunications and other services		164		3
Israel		1,417		1,840
		1,581		1,846
Deferred tax assets
Hong Kong and Macau Mobile telecommunications		474		373
India		379		374
Thailand		57		97
		910		844
Total assets		36,243		39,798

Segment assets comprise fixed assets, other non-current assets, goodwill, amounts due from related companies, long-term deposits, cash and cash equivalents, restricted cash and other current assets.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

5	Segment Information (continued)

	HK$	2003 millions	HK$	2004 millions
Segment liabilities of Company and subsidiary companies
Hong Kong and Macau Mobile telecommunications		11,825		5,745
Fixed telecommunications and other services		8,419		666
India		12,398		7,750
Thailand		6,874		7,908
Others (Note a)		2,284		2,137
		41,800		24,206
Current and deferred tax liabilities
Hong Kong and Macau Fixed telecommunications and other services		–		16
India		29		70
Thailand		46		151
		75		237
Total liabilities		41,875		24,443

Segment liabilities comprise bank and other loans, debentures, other current liabilities, long-term loans, amounts due to related companies and other long-term liabilities.

Note: (a) Others	include Sri Lanka, Paraguay, Ghana and Corporate.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

6	Interest and Other Finance Costs, Net

	2003	2004
	HK$ millions	HK$ millions
Interest and other finance costs
Company and subsidiary companies
Bank loans and overdrafts	373	393
Other loans repayable within 5 years	82	71
Other loans not wholly repayable within 5 years	1	1
Debentures repayable within 5 years	79	58
Amounts due to related companies	208	178
Guarantee and other finance fees	211	219
	954	920
Less: interest capitalised in respect of construction of fixed assets	(154)	(28)
	800	892
Share of associated companies’ interest and other finance costs	226	186
	1,026	1,078
Interest income from bank deposits
Company and subsidiary companies	56	24
Interest and other finance costs, net	970	1,054

Guarantee and other finance fees included fees paid to related companies amounting to approximately HK$152 million for the year ended 31 December 2004 (2003 – HK$126 million).

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 1.9% to 6.6%.

7	Directors’ Emoluments

(a)	Directors’ emoluments

Directors’ emoluments comprise payments to the Directors of the Company in connection with the management of the affairs of the Group. The emoluments of the Directors of the Company are as follows:

	2003	2004
	HK$ millions	HK$ millions
Fees	–	2
Basic salaries, allowances and benefits-in-kind	6	9
Provident fund contributions	–	1
Bonuses	8	12
	14	24

Directors’ fees disclosed above include HK$0.6 million (2003 – nil) paid to the three independent non-executive directors of the Company. No emoluments have been paid to independent non-executive directors of the Company for the year ended 31 December 2003 as they were appointed in 2004.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

7	Directors’ Emoluments (continued)

(a)	Directors’ emoluments (continued)

HK$	2003 Number of Directors	2004 Number of Directors
Nil - 500,000	–	6
4,000,001 - 4,500,000	1	–
4,500,001 - 5,000,000	–	1
5,000,001 - 5,500,000	–	1
10,000,001 - 10,500,000	1	–
12,500,001 - 13,000,000	–	1

No emoluments were paid to any Directors as inducements to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2003 and 2004.

Further details on Directors’ emoluments can be found in the Corporate Governance Report on page 53.

The Company has conditionally adopted an option scheme for the purchase of the ordinary shares in the Company. This scheme is subject to HWL’s shareholders’ approval and permission for the listing of underlying shares from the Listing Committee of the Hong Kong Stock Exchange.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest for the year ended 31 December 2004 were two (2003 – two) Directors of the Company, one executive of the Company (2003 – nil) and two (2003 – three) Directors of subsidiary companies of the Company. The aggregate remuneration paid by the Company and respective subsidiary companies to these highest paid individuals, who are non-directors of the Company, are as follows:

	2003	2004
	HK$ millions	HK$ millions
Basic salaries, allowances and benefits-in-kind	7	9
Provident fund contributions	1	1
Bonuses	11	8
	19	18

The emoluments of the above mentioned three (2003 – three) individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

HK$	2003 Number of individuals	2004 Number of individuals
4,500,001-5,000,000	–	1
5,000,001-5,500,000	1	–
6,000,001-6,500,000	1	–
6,500,001-7,000,000	–	2
7,000,001-7,500,000	1	–

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2003 and 2004.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

8	Taxation

	Current taxation HK$ million	Deferred taxation HK$ million	2003 Total HK$ million	Current taxation HK$ million	Deferred taxation HK$ million	2004 Total HK$ million
Hong Kong
Subsidiary companies	–	88	88	4	102	106
Associated company	1	–	1	–	–	–
Outside Hong Kong
Subsidiary companies	21	201	222	101	68	169
Associated company	–	(484)	(484)	–	214	214
	22	(195)	(173)	105	384	489

Hong Kong profits tax has been provided for at the rate of 17.5% (2003 – 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable rates on the estimated assessable profits less available tax losses.

Thailand	30%
India	36.59%
Sri Lanka	35%
Paraguay	30%
Ghana	32.5%

The India entities benefit from certain tax incentives provided to the telecommunications industry under Indian tax laws. These incentives provide a deduction from taxable income of an amount equal to (a) 100% of profits derived from telecommunication business for the first 5 assessment years commencing at the choice of the Company, at any time during the Benefit Period defined below and (b) 30% of the profits for a further 5 assessment years. The deduction may be claimed, at the option of the Company, for any 10 consecutive assessment years out of 15 years beginning from the year in which the Company starts providing telecommunications service (the “Benefit Period”).

The differences between the Group’s expected tax charge at respective applicable tax rate and the Group’s tax (credit) charge for the years were as follows:

	2003 HK$ millions	2004 HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	19	58
Income not subject to taxation	(14)	(219)
Expenses not deductible for taxation purposes	61	156
Recognition of previously unrecognised tax losses of subsidiary companies	(30)	(178)
Recognition of previously unrecognised tax losses of an associated company	(484)	–
Under provision in prior years	4	2
Tax losses not recognised	318	643
Effect of change in tax rate	(47)	27
Total taxation (credit) charge	(173)	489

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

9	Operating Profit

Operating profit is shown after charging (crediting) the following items:

	2003	2004
	HK$ millions	HK$ millions
Company and subsidiary companies
Cost of services provided	4,195	6,389
General administration and distribution costs	1,706	1,949
Depreciation and amortisation
Fixed assets	1,597	2,322
Goodwill	398	–
Telecommunications licences	161	195
Telecommunications customer acquisition costs	54	480
Prepaid capacity and maintenance	52	62
Loss on disposal of fixed assets	29	2
Impairment of fixed assets	–	142
Write-off of telecommunications customer acquisition costs	234	150
Operating leases in respect of
Properties	516	540
Hire of plant and machinery	399	453
Auditors’ remuneration	6	20
Profit on partial disposal of a subsidiary company (Note 15)	–	(1,300)
Provision for doubtful debts	397	153
Staff redundancy costs	–	89
Refund of licence fees in India	(134)	–

10	Dividends

The Company did not declare any dividends for the years ended 31 December 2003 and 2004.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 31 December 2004, the Group had consolidated accumulated losses of HK$5,923 million, representing accumulated losses in a majority of the Company’s subsidiary companies. In relation to the HK$8 billion credit facility with ABN Amro Bank N.V. (Note 19), the Company has agreed to not pay dividends to shareholders for so long as any amounts under that credit facility are outstanding. As at 31 December 2004, HK$1 billion was outstanding under this facility.

Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

11	(Loss) Earnings Per Share

The calculation of basic (loss) earnings per share is based on net profit attributable to shareholders of approximately HK$72 million (2003 – net loss attributable to shareholders of HK$214 million) and on 4.5 billion ordinary shares issued upon the Restructuring, as described in Note 1 as if such shares had been outstanding for the years ended 31 December 2003 and 2004.

The amount of diluted earnings per share is equal to basic earnings per share as there were no potential dilutive ordinary shares in existence for the years ended 31 December 2003 and 2004.

12	Fixed Assets

	Properties HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Other assets HK$ millions	Total HK$ millions
Cost
At 1 January 2004	142	19,263	2,341	4,352	26,098
Exchange translation differences	16	152	3	61	232
Additions	7	2,913	1,222	535	4,677
Disposals	(19)	(59)	(3)	(424)	(505)
Relating to subsidiary companies
acquired (Note 24(b))	45	28	–	11	84
Transfer from other assets	–	23	13	77	113
Transfer between categories	–	2,579	(2,319)	(260)	–
At 31 December 2004	191	24,899	1,257	4,352	30,699
Accumulated depreciation and
impairment losses
At 1 January 2004	20	6,172	–	2,209	8,401
Exchange translation differences	8	20	–	47	75
Charge for the year	12	1,688	–	622	2,322
Disposals	(13)	(48)	–	(408)	(469)
Impairment	–	126	–	16	142
At 31 December 2004	27	7,958	–	2,486	10,471
Net book value
At 31 December 2003	122	13,091	2,341	2,143	17,697
At 31 December 2004	164	16,941	1,257	1,866	20,228

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

12	Fixed Assets (continued)

Other assets include motor vehicles, office furniture and equipment, leasehold improvements and computer equipment.

	2003	2004
	HK$ millions	HK$ millions
Net book value of properties comprises:
Hong Kong
Long leasehold (not less than 50 years)	2	8
Medium leasehold (less than 50 years but not less than 10 years)	59	95
Outside Hong Kong
Freehold	35	32
Long leasehold	18	17
Short leasehold (less than 10 years)	8	12
	122	164

At 31 December 2004, telecommunications and network equipment includes assets held under defeased finance leases at a cost of HK$3,222 million (2003 – HK$3,222 million) and accumulated depreciation and impairment losses of HK$2,513 million (2003 – HK$2,298 million). Depreciation and impairment loss recognised for the year ended 31 December 2004 amounted to HK$132 million (2003 – HK$119 million) and HK$83 million (2003 – nil) respectively.

During the year ended 31 December 2004, the Office of the Telecommunications Authority of Hong Kong (“OFTA”) proposed to grant 3 years moratorium upon expiry of the Group’s CDMA licence in 2005, in order for the Group to migrate its CDMA customers to 2G or 3G networks. In addition, as part of the Group’s cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, the Group recorded an impairment loss on telecommunications and network equipment of HK$142 million for the year ended 31 December 2004.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

13	Other Non-Current Assets

	2003 HK$ millions	2004 HK$ millions
Telecommunications licences
At beginning of year	2,131	2,489
Exchange translation differences	18	91
Additions	343	249
Relating to subsidiary companies acquired (Note 24(b))	158	–
Amortisation for the year	161	195
At end of year	2,489	2,634
Telecommunications customer acquisition costs
At beginning of year	–	202
Exchange translation differences	–	3
Additions	490	728
Write off during the year	234	150
Amortisation for the year	54	480
At end of year	202	303
Prepaid capacity and maintenance
At beginning of year	1,288	1,278
Additions	42	22
Amortisation for the year	52	62
At end of year	1,278	1,238
Other receivables	106	164
	4,075	4,339

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

14	Goodwill

	2003 HK$ millions	2004 HK$ millions
Cost
At beginning of year	7,864	8,400
Exchange translation differences	(8)	6
Adjustment on goodwill (Note)	–	(5)
Relating to subsidiary companies acquired	544	–
Relating to a subsidiary company partially disposed of (Note 15)	–	(30)
Effect of a change in accounting policy (Note 3K)	–	(2,232)
At end of year	8,400	6,139
Accumulated amortisation
At beginning of year	1,834	2,232
Charge for the year	398	–
Effect of a change in accounting policy (Note 3K)	–	(2,232)
At end of year	2,232	–
Net book value at end of year	6,168	6,139

Note:	During the year ended 31 December 2004, the Group finalised its valuation of the fair value of identifiable assets and liabilities of a subsidiary company acquired during the year ended 31 December 2003 and recorded a reduction in goodwill of HK$5 million.

Impairment test for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2003 HK$ millions	2004 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed telecommunications and other services	63	33
India	4,254	4,255
Others (include Paraguay, Sri Lanka and Ghana)	386	386
	6,168	6,139

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on annual budgets approved by management covering a five-year period. For CGU in Paraguay, Sri Lanka and Ghana, cash flow projections were based on a period until their licence expiry in 2012 to 2019. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate in which the CGU operates.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

14	Goodwill (continued)

Key assumptions used for value-in-use calculations:

	EBITDA margin[1]	Growth rate[2]	Discount rate[3]
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	25%-42%	N/A	10%
Fixed telecommunications and other services	28%-43%	N/A	10%
India	32%-41%	N/A	8%
Others (include Paraguay, Sri Lanka and Ghana)	11%-45%	14%-47%	10%-15%

These assumptions have been used for the analysis of each CGU within the business segment.

1.	Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) margin for 2005 to 2009. Management considers EBITDA a proxy for operating cash flow.

2.	Weighted average growth rate used to extrapolate cash flows beyond the budget period (until the expiry of the licence period granted).

3.	Pre-tax discount rate applied to the cash flow projections reflects specific risks relating to the relevant segments.

Management determined budgeted EBITDA margin and the weighted average growth rates based on past performance of the Group’s respective CGUs and its expectations for the development of the market.

15	Associated Companies

	2003 HK$ millions	2004 HK$ millions
Investments at cost:
Listed shares, Hong Kong	171	–
Listed shares, outside Hong Kong	586	586
Unlisted shares, Hong Kong	–	8
Share of undistributed post acquisition reserves	824	1,252
Investments in associated companies	1,581	1,846

The market value of the listed investments at 31 December 2004 was HK$5,289 million (2003 – HK$5,329 million)

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

15	Associated Companies (continued)

Details of the Group’s principal associated companies are as follows:

	Company name	Place of incorporation/ operation	Principal activity	Percentage of equity attributable to the Group		Nominal value of share capital
				2003	2004
(a)	Partner Communications	Israel	Mobile telecommunications	43%	43%	NIS1,840,372
	Company Ltd.		services
(b)	Hutchison Global	Bermuda/	System integration &	37%	–	N/A
	Communications Holdings	Hong Kong	application solution
	Limited (Formerly named		services
	Vanda Systems &
	Communications
	Holdings Limited)

(a)	As at 31 December 2004, certain shares held in Partner Communications Company Ltd. (“Partner”) are pledged as security for a US$423 million bank credit facility to Partner from various banks. Such facility contains certain events of default, including in the event that the Group ceases to control at least 30% of the voting rights of Partner. As of 31 December 2004, US$268 million remained outstanding under this facility. This facility is not guaranteed by HWL or other related companies. The financial information of Partner is shown on pages 130 to 131.

(b)	At 31 December 2003, the Group owned 37% of Vanda Systems & Communications Holdings Limited (“Vanda”), which was then accounted for as an associated company. In March 2004, Vanda acquired 100% of the Group’s fixed-line and data centre businesses, and was renamed as Hutchison Global Communications Holdings Limited (“HGCH”). The Group’s stake in HGCH increased to 79% of the enlarged share capital of HGCH as a result of HGCH’s acquisition of the fixed-line and data centre businesses. As of March 2004, HGCH was accounted for as a subsidiary company of the Group. Subsequently, following a placement of the Group’s shares in HGCH, the Group’s stake in HGCH decreased to 52.5%. The gain on disposal of the HGCH shares of approximately HK$1.3 billion was recognised in the consolidated profit and loss account for the year ended 31 December 2004.

16	Amounts due from (to) Related Companies

The related companies are HWL and its direct and indirect subsidiary companies outside the Group. As part of the Restructuring, the net amount due to related companies of HK$20,869 million was capitalised as shareholders’ funds. Amounts due from and to related companies are unsecured.

There were no outstanding long-term amounts due from related companies as at 31 December 2004 (2003 – HK$543 million). The maximum interest bearing amounts outstanding during the year ended 31 December 2004 were HK$3,400 million (2003 – HK$52 million).

There were no outstanding long-term amounts due to related companies as at 31 December 2004 (2003 – HK$22,903 million). As at 31 December 2003, HK$7,176 million of the amounts due to related companies was interest bearing and carried interest at normal commercial terms.

Included in other current assets are short-term receivables from related companies of HK$85 million (2003 – nil), which are unsecured, interest free and have no fixed terms of repayment.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

16	Amounts due from (to) Related Companies (continued)

Included in other current liabilities are short-term payables to related companies of HK$68 million (2003 – HK$73 million). As at 31 December 2004, HK$43 million (2003 – nil) is unsecured, interest bearing, carries interest at normal commercial terms and repayable on 31 December 2005. The remaining balance of HK$25 million (2003 – HK$73 million) is unsecured, interest free and has no fixed repayment terms.

17	Long-Term Deposits

Long-term deposits are pledged to a bank as collateral to secure a subsidiary company’s obligations under the defeasance of finance leases.

18	Other Current Assets

	2003 HK$ millions	2004 HK$ millions
Stocks	628	485
Trade receivables, net of provision	895	1,719
Other receivables and prepayments	1,654	1,922
Receivables from related companies	–	85
Other current assets	3,177	4,211
Cash and cash equivalents	1,993	2,102
Restricted cash	6	10
	5,176	6,323

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	2003 HK$ millions	2004 HK$ millions
At end of year, the ageing analysis of the trade receivables net of provision is as follows:
Current	488	1,092
31-60 days	182	251
61-90 days	78	115
Over 90 days	147	261
	895	1,719
Analysis of provision for doubtful debts is as follows:
At beginning of year	368	486
Exchange translation differences	12	5
Charge to other operating expense	397	153
Write off during the year	(291)	(5)
At end of year	486	639

The short-term receivables from related companies are non-financing in nature and arose during the ordinary course of business.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

19	Long-Term Loans

The following table presents the outstanding bank loans and other interest bearing borrowings as at 31 December 2003 and 2004, as well as information regarding maturity of such loans:

	Group 2003 HK$ millions	Group 2004 HK$ millions	Company 2004 HK$ millions
Bank loans
Repayable within 5 years	10,571	15,604	1,000
Not wholly repayable within 5 years	263	227	–
Less: current portion	(3,723)	(12,281)	(1,000)
	7,111	3,550	–
Other loans
Repayable within 5 years	1,556	1,331	–
Not wholly repayable within 5 years	16	15	–
Less: current portion	(1,556)	(1,316)	–
	16	30	–
Debentures
Repayable within 5 years	562	249	–
Less: current portion	(204)	(247)	–
	358	2	–
	7,485	3,582	–

The long-term loans are repayable as follows:
	Group

		2003 HK$ millions	2004 HK$ millions
Bank loans
After 1 year, but within 2 years		4,581	3,045
After 2 years, but within 5 years		2,469	484
After 5 years		61	21
Other loans
After 1 year, but within 2 years		2	1
After 2 years, but within 5 years		5	22
After 5 years		9	7
Debentures
After 1 year, but within 2 years		358	2
		7,485	3,582

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

19	Long-Term Loans (continued)

Long-term loans of the Group, including interest rates and maturities, are summarised as follows:

	Maturity date	Group 2003 HK$ millions	Group 2004 HK$ millions	Company 2004 HK$ millions
Secured bank loans
Fixed, 5.31%-7.24% per annum	2005–2006	89	16	–
Variable, 1.19%-7.40% per annum	2005	3,264	3,815	1,000
Unsecured bank loans
Fixed, 2.60%-4.20% per annum	2005	178	38	–
Variable, 0.90%-7.75% per annum	2005-2010	7,303	11,962	–
Other unsecured loans
Fixed, 2.80%-7.75% per annum	2005-2014	800	524	–
Variable, 3.07%-7.50% per annum	2005-2009	772	822	–
Debentures
Fixed, nil to 7.15% per annum	2005-2006	562	249	–
Total long-term loans, including current maturities		12,968	17,426	1,000
Current maturities of long-term loans		(5,483)	(13,844)	(1,000)
Total long-term loans		7,485	3,582	–

At 31 December 2004, the aggregate principal amounts of long-term debts scheduled for repayment for the next five years were:
				HK$ millions
2005				13,844
2006				3,048
2007				403
2008				43
2009				60
2010 and thereafter				28

In 2002, the Hong Kong 3G business was granted committed short-term revolving credit facilities amounting to HK$2 billion, which were subsequently increased to HK$3 billion and HK$4 billion in 2003 and 2004 respectively. Amounts drawn down at 31 December 2004 were HK$3 billion (2003 – HK$2.3 billion).

In May 2004, Hutchison Telephone Company Limited, a 70.9% owned subsidiary company that holds 2G mobile telecommunications licences in Hong Kong and Macau, was granted a HK$1.1 billion committed short-term term loan facility (which was amended in August 2004 and increased to HK$2 billion) with an international commercial bank, to refinance existing borrowings. The facility contains certain negative pledges and events of default, including in the event that Hutchison International Limited’s (“HIL”), a subsidiary company of HWL, direct or indirect shareholding in the Company falls to 50% or less, or the Company’s direct or indirect shareholding in the Hong Kong mobile business falls to less than 65%. The facility (as amended) is supported by a letter of comfort from HIL containing the same ownership requirements. As at 31 December 2004, HK$1.1 billion was outstanding under this facility (as amended), which will mature on 17 May 2005, with an option to further extend to 31 December 2005.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

19	Long-Term Loans (continued)

In 2004, the Company entered into a HK$8 billion secured revolving loan facility with an international commercial bank. The facility is used as collateral by way of a fixed and floating debenture over the Company’s equity interest in, and guarantees from, various intermediate holding companies of the Group’s operations, charges over the entire issued share capital of those guarantors and a charge over at least 52% of the issued share capital of Hutchison Global Communications Holdings Limited. At 31 December 2004, HK$1 billion was outstanding under this facility, which will mature on 15 November 2005.

At 31 December 2004, the outstanding loan balances of the Group consist of the following foreign currency denominated loans:

HK$5,045 million	–	denominated in Indian Rupees
HK$2,530 million	–	denominated in Thai Baht
HK$276 million	–	denominated in US dollars
HK$4,326 million	–	denominated in Japanese Yen
HK$27 million	–	denominated in Singapore dollars
HK$11 million	–	denominated in Malaysian Ringgit
HK$16 million	–	denominated in Renminbi

The remaining HK$5,195 million is denominated in Hong Kong dollars.

As at 31 December 2004, total borrowings of HK$11,224 million are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2004, fixed assets and current assets of certain subsidiary companies amounting to HK$5,236 million and HK$95 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans and debentures of the Group is secured to the extent of HK$3,830 million (2003 – HK$1,422 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$1 million (2003 –HK$2,135 million).

The Group has entered into a currency and interest rate swap arrangement with a bank to swap floating rate US dollar borrowings of HK$623 million (2003 – HK$623 million) into fixed rate Indian Rupees borrowings at 4.3% per annum (2003 – 4.3% per annum) to match currency and interest rate exposure of the underlying businesses.

The Group has entered into currency swap arrangement with banks to swap Japanese Yen borrowings of HK$4,326 million (2003 – HK$2,292 million) and US dollar borrowings of HK$227 million (2003 – HK$263 million) into Thai Baht borrowings to match currency exposure of the underlying businesses.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

20	Other Current Liabilities

	2003 HK$ millions	2004 HK$ millions
Trade payables	941	1,192
Accrued expenses and other payables	2,765	3,975
Deferred revenue	882	382
Receipts in advance	534	781
Capital expenditure accruals	719	258
Payables to related companies	73	68
Taxation	29	89
	5,943	6,745
At end of year, the ageing analysis of the trade payables is as follows:
Current	613	487
31-60 days	133	106
61-90 days	84	125
Over 90 days	111	474
	941	1,192

The short-term payables to related companies are non-financing in nature and arose during the ordinary course of business. As at 31 December 2004, included in payables to related companies is accrued interest payable amounting to HK$25 million (2003 – HK$37 million).

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

21	Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2003 HK$ millions	2004 HK$ millions
Deferred tax assets	910	844
Deferred tax liabilities	46	148
Net deferred tax assets	864	696
Movements in net deferred tax assets are as follows:
At beginning of year	1,139	864
Exchange translation differences	14	2
Net charge for the year	(289)	(170)
At end of year	864	696
Analysis of net deferred tax assets (liabilities):
Tax losses	1,771	2,125
Accelerated depreciation allowances	(907)	(1,429)
	864	696
The potential deferred tax assets which have not been recognised for in the accounts are as follows:
Arising from unused tax losses	718	1,401
Arising from accelerated depreciation allowances	–	35

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$5,760 million (2003 – HK$5,916 million) carried forward, an amount of HK$4,553 million (2003 – HK$3,984 million) can be carried forward indefinitely. The remaining HK$1,207 million (2003 – HK$1,932 million) will expire in the following years:

	2003 HK$ millions	2004 HK$ millions
2004	12	–
2005	90	1
2006	102	7
2007	389	6
2008	1,339	3
After 2008	–	1,190
	1,932	1,207

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

22	Other Long-Term Liabilities

	2003 HK$ millions	2004 HK$ millions
Pension obligations	15	12
Deferred revenue	–	30
Accrued expenses and other payables	–	82
	15	124
Analysis of pension obligations is as follows:
Pension obligations, at beginning of year	–	15
Total expense	48	36
Contributions paid	(33)	(39)
Pension obligations, at end of year	15	12

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s defined benefit plans represent contributory final salary pension plans in Hong Kong. At 31 December 2004, the Group’s plans were valued by Watson Wyatt Hong Kong Limited, qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	2003	2004
Discount rate applied to defined benefit plan obligations	4.5%-9.5%	3.5%-3.75%
Expected return on plan assets	8.0%	8.0%
Future salary increases	3.0%-7.0%	3.0%-4.0%
Interest credited on plan accounts	nil-6.0%	5.0%-6.0%

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

22	Other Long-Term Liabilities (continued)

(a)	Defined benefit plans (continued)

	2003 HK$ millions	2004 HK$ millions
The amount recognised in the consolidated balance sheet is determined as follows:
Present value of defined benefit obligations	316	409
Fair value of plan assets	265	315
Deficit	51	94
Unrecognised actuarial losses	36	82
Net defined benefit plan obligations	15	12

	2003 HK$ millions	2004 HK$ millions
The amount recognised in the consolidated profit and loss account is as follows:
Current service cost	48	44
Interest cost	15	15
Expected return on plan assets	(20)	(24)
Net actuarial losses recognised	5	1
Total expense, included in staff costs	48	36

The actual loss on plan assets during the year ended 31 December 2004 was HK$8 million (2003 – gain of HK$32 million).

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 31 December 2004. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

22	Other Long-Term Liabilities (continued)

(a)	Defined benefit plans (continued)

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2004, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(b)	Defined contribution plans

The employees of certain subsidiary companies are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. The Group’s costs in respect of defined contribution plans for the year ended 31 December 2004 amounted to HK$25 million (2003 – HK$15 million). Forfeited contributions totaling HK$1 million (2003 – HK$1 million) were used to reduce the current year’s level of contribution.

23	Minority Interests

	2003 HK$ millions	2004 HK$ millions
Equity interests	577	1,064
Loans – interest free	162	–
Loans – interest bearing	4	4
	743	1,068

The loans are unsecured and have no fixed terms of repayment.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

24	Notes to Consolidated Cash Flow Statement

(a)	Changes in working capital

	2003 HK$ millions	2004 HK$ millions
(Increase) decrease in stocks	(570)	143
Increase in trade receivables, other receivables and prepayments, other non- current receivables and prepaid capacity and maintenance	(755)	(1,081)
Increase in short-term receivables from related companies	–	(85)
Increase in trade payables, accrued expenses and other payables, deferred income, receipts in advance and capital expenditure accruals	381	1,063
Decrease in short-term payables to related companies	(111)	(5)
	(1,055)	35

(b)	Purchases of subsidiary companies

	2003 HK$ millions	2004 HK$ millions
Net assets acquired (excluding cash and cash equivalents):
Fixed assets	27	84
Associated companies	–	3
Telecommunications licences	158	–
Trade and other receivables	361	282
Bank and other loans	–	(128)
Trade and other payables	(868)	(304)
Goodwill	544	–
Minority interests	(133)	8
	89	(55)
Less: Investment amount held prior to purchase	–	(14)
	89	(69)
Discharged by:
Cash payment	151	–
Less: Cash and cash equivalents purchased	(62)	(69)
Total net cash consideration	89	(69)

The effect of the acquisition of the subsidiary companies on the Group’s results is immaterial to the years ended 31 December 2003 and 2004.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

24	Notes to Consolidated Cash Flow Statement (continued)

(c)	Analysis of changes in financing during the year

	Amounts due to related companies	Bank loans, other loans and debentures	Minority interests	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2003	18,805	12,902	327	32,034

New loans	4,098	13,065	–	17,163
Repayment of loans	–	(13,312)	–	(13,312)
Issuance of shares by a subsidiary company to minorities	–	–	175	175
Net cash flows from financing activities	4,098	(247)	175	4,026

Minority interests in profit	–	–	286	286
Exchange translation differences	–	313	(178)	135
Relating to subsidiary companies acquired	–	–	133	133
At 31 December 2003	22,903	12,968	743	36,614
At 1 January 2004	22,903	12,968	743	36,614

New loans	479	9,142	–	9,621
Repayment of loans	(725)	(5,094)	–	(5,819)
Net cash flows from financing activities	(246)	4,048	–	3,802

Minority interests in profit	–	–	244	244
Exchange translation differences	–	282	(64)	218
Relating to a subsidiary company partially disposed of	–	–	153	153
Relating to subsidiary companies acquired	–	128	(8)	120
Shareholders’ loans capitalisation	(22,925)	–	–	(22,925)
Share issuance expenses	414	–	–	414
Waiver of loan from an intermediate holding company	(146)	–	–	(146)
At 31 December 2004	–	17,426	1,068	18,494

As part of the Restructuring, HK$22,925 million of the amounts due to related companies was offset with HK$ 2,056 million amounts due from related companies, and the net amount of HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

25	Share Capital

Upon incorporation on 17 March 2004, the Company had an authorised share capital of US$50,000 divided into 50,000 ordinary shares of a nominal value or par value of US$1.00 each.

On 25 March 2004, one ordinary share of US$1.00 was allotted and issued for cash at par to the initial subscriber who immediately transferred the said one share to Hutchison Telecommunications Investment Holdings Limited (“HTIHL”).

On 3 September 2004, four shares of US$1.00 each were allotted and issued for cash at par to HTIHL.

On 3 September 2004, the nominal value of the Company’s shares was changed from US$1.00 to HK$0.25 through the following steps:

(a)	the authorised and issued share capital of US$50,000 and US$5.00 were re-denominated to HK$390,000 and HK$39 respectively by adopting the exchange rate of US$1.00 to HK$7.8;

(b)	every issued and unissued share of HK$7.8 was subdivided into 780 shares of HK$0.01 each;

(c)	every 25 shares of HK$0.01 each in the Company’s issued and unissued share capital were consolidated into one share of HK$0.25; and

(d)	the authorised share capital was then increased from HK$390,000 to HK$2,500 million and US$10,000 by the creation of 9,998,440,000 ordinary shares of HK$0.25 each and 1,000,000 non-voting redeemable preference shares with a nominal value of US$0.01 each.

On 22 September 2004, 804,917,650 shares were allotted and issued, credited as fully paid, to HTIHL for a consideration of HK$6,975,953,205,54.

On 22 September 2004, 3,695,082,194 shares were allotted and issued, credited as fully paid, to HTIHL as consideration for the acquisition of the entire issued share capital of Hutchison Telecommunications International (Cayman) Holdings Limited and for the capitalisation of the loans extended to Hutchison Telecommunications International (Cayman) Holdings Limited.

Upon completion of the Restructuring and as at 31 December 2004, the authorised share capital of the Company is HK$2,500,000,000 and US$10,000 divided into 10,000,000,000 ordinary shares and 1,000,000 preference shares, and the issued share capital is HK$1,125,000,000 divided into 4,500,000,000 ordinary shares, fully paid or credited as fully paid.

The share capital presented in the consolidated balance sheet as at 31 December 2003 represents the aggregated issued capital of the Group’s intermediate holding companies totalling less than HK$3,000. The share capital was rounded down to zero and not presented in the consolidated balance sheet.

The Company has conditionally adopted an option scheme for the purchase of ordinary shares of the Company. This scheme is subject to Hutchison Whampoa Limited’s shareholders’ approval and permission for the listing of the underlying shares from the Listing Committee of the Hong Kong Stock Exchange.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

26	Contingent Liabilities

At 31 December 2004, the Group had contingent liabilities in respect of performance guarantees amounting to HK$564 million (2003 – HK$456 million). In addition, the Group had contingent liabilities in India in respect of sales taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims to date amount to HK$157 million (2003 – HK$91 million). The Group has been successful in obtaining Court orders restraining any further action by the Sales tax authorities pending a final ruling on this matter by the Supreme Court of India. However, if the Sales tax authorities were successful in obtaining a favourable ruling that sales tax was payable on all the aforementioned revenues streams, it is possible that this ruling may be applied retrospectively and in this situation the Group estimates the maximum aggregate amount payable to be approximately HK$468 million. The Group considers that the Sales tax authorities’ claims are without foundation. The Group is vigorously defending all claims and have successfully obtained stay orders in respect of all proceeding implemented by the Sales tax authorities to date. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

27	Commitments

Outstanding Group commitments not provided for in the accounts at 31 December 2004 are as follows:

(a)	Capital commitments

		Telecommunications, mobile network				Telecommunications, fixed network
	HK$	2003 millions	HK$	2004 millions	HK$	2003 millions	HK$	2004 millions
Contracted but not provided for		1,987		1,621		1,129		638
Authorised but not provided for (Note)		9,284		7,467		1,102		1,898
		11,271		9,088		2,231		2,536

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

		Land and buildings				Other assets
	HK$	2003 millions	HK$	2004 millions	HK$	2003 millions	HK$	2004 millions
Not later than one year		376		343		278		201
Later than one year and not later thanfive years		490		448		98		123
Later than five years		596		547		2		51
		1,462		1,338		378		375

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

27	Commitments (continued)

(c)	Commitments – fixed periodic payments for the right to use spectrum

	HK$	2003 millions	HK$	2004 millions
Not later than one year		50		50
Later than one year and not later than five years		230		261
Later than five years		926		846
		1,206		1,157

(d)	Funding Commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations in the event additional equity funding is to be contributed.

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in its operating and investment holding companies in India, in each case subject to the Indian government’s foreign ownership regulation. Conversely, some Indian shareholders hold put options that could, again subject to the foreign ownership restrictions, require the Group to purchase additional equity interests in the operating companies or investment holding companies through which the Group holds indirect interests in the operating companies. The call and put options are exercisable at fair market value to be determined at the time of exercise by the parties’ agreements. Also, one of the Indian shareholders has a call option that could, in certain circumstances, dilute to some extent the Group’s indirect minority holdings in the Indian operating companies.

GMRP (Thailand) Limited (“GMRP”) has granted a call option to the Group and the Group has granted a put option to GMRP in respect of up to all of the shares in Hutchison Wireless MultiMedia Holdings Limited (“HWMHL”), the holding company of Hutchison CAT Wireless MultiMedia Limited, held by GMRP.

HWMHL has granted an option to the CAT Telecom Public Company Limited (“CAT Telecom”) to swap the shares which CAT Telecom holds in Hutchison CAT Wireless MultiMedia Limited with the shares of HWMHL or BFKT (Thailand) Limited.

DPBB (Thailand) Limited (“DPBB”) has granted a call option to the Group and the Group has granted a put option to DPBB in respect of up to all the preference shares in the share capital of PKNS (Thailand) Limited, the holding company of BFKT (Thailand) Limited, held by DPBB.

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A..

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

28	Related Party Transactions

In addition to interest on amounts due to related companies and guarantee fee paid to related companies disclosed in Note 6 to the accounts, the Group has entered into other transactions, which in the opinion of the Directors are on normal commercial terms and the ordinary and usual course of the Group’s business, with Hutchison Group and other shareholders and joint venture partners of the Group’s operating companies who exercise significant influence, together with other Group companies. The transactions and balances of the following related party groups are narrated below:

Related Party Group:

(1)	Hutchison Group-HWL together with its direct and indirect subsidiary companies outside the Group.

(2)	Other shareholders and joint venture partners:

(a)	NEC Group

(b)	KM Group-Kotak Mahindra Finance Ltd together with subsidiary and associated companies.

(c)	Essar Group

(d)	CAT Telecom

(e)	Kludjeson International Limited

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

28	Related Party Transactions (continued)

		HK$	2003 millions	HK$	2004 millions
Transactions during the years:

(a)	HWL Group
	Fixed telecommunications and other services		(33)		(51)
	Mobile telecommunications services income		(11)		(14)
	Rental expenses on lease arrangements		83		85
	Bill collection services fee expenses		5		8
	Roaming arrangement fee income		(8)		(14)
	Sharing of services arrangements		39		22
	Dealership services fee expenses		8		10
	Global procurement services arrangements		99		82
	Provision of data centre services		(16)		(20)
	Sales of handsets		–		(46)
	3G handset development costs recharge income		–		(47)
	Purchase of handset accessories		–		32
	Purchase of office supplies		–		6
	Advertising and promotion expenses		–		5
	Waiver of loan		–		146

(b)	NEC Group
	Purchase of handsets		21		665

(c)	KM Group
	Mobile telecommunications services income		(1)		(5)
	Customary fee and commission expenses		22		10

(d)	Essar Group
	Mobile telecommunications services income		(3)		(14)
	Roaming arrangement fee income		(1)		(4)
	Roaming cost		4		1
	Rental income		(1)		–

(e)	CAT Telecom
	Share of revenue from mobile phone services		67		218
	Network operating expenses		23		45

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

28	Related Party Transactions (continued)

		HK$	2003 millions	HK$	2004 millions
Balances outstanding at end of year:

(a)	CAT Telecom
	Payable outstanding at end of year		30		89

(b)	Kludjeson International Limited
	Loan outstanding at end of year		4		4

Effective 27 August 2003, the Group acquired from Essar Group over 99% of the ownership interest in Aircel Digilink India Limited in exchange for 33% of the equity of Hutchison Telecom East Limited, valued at HK$319 million.

Pursuant to an agreement entered into in July 2003 with Essar Group, HWL agreed to continue to provide guarantees amounting to HK$2,028 million for loans to Essar Group. In 2004, the Company had provided a counter-indemnity to HWL for the guarantees it has given in favour of Essar Group.

29	Legal Proceedings

Save as disclosed in Note 26 in respect of the claims against the Group for sales taxes, the Group is not engaged in any material litigation or arbitration proceeding, and no material litigation or claim is known by the Group to be pending or threatened against it.

30	Subsequent Events

(a)	Cost Saving Initiatives

On 5 January 2005, the Company announced that as part of its ongoing efforts to improve financial performance amid the increasingly difficult market environment globally, particularly in Hong Kong, it had reviewed the cost components of a number of its operations and decided to outsource certain functions such as network and IT services and maintenance. As a result of the outsourcing, there was a reduction in total of around 750 staff of group companies in Hong Kong, around 86.8% of whom were from the mobile operations. The measures were intended to enhance the financial performance and organisational efficiency of the Group and is expected to translate into more cost-effective operations while maintaining or exceeding current service levels to customers.

(b)	Reorganisation of India Operations

On 1 February 2005, the Group’s various mobile interests in India were reorganised under Hutchison Max Telecom Limited, the Group’s mobile telecommunications operator in Mumbai. The reorganisation has created one of the largest mobile companies in India and is expected to result in many operating synergies, including more efficient management and a more efficient use of resources and funds between the various operating companies. In addition, management believes that the new structured company will be better placed to access the debt and equity markets in India.

(c)	Offer to Sell Shares to Partner

On 7 February 2005, three of the founding Israeli shareholders of Partner irrevocably offered to sell all of their Partner shares to Partner and another of the Israeli founding shareholders has an option to participate in the sale. On 23 February 2005, Partner’s Board of Directors approved the acceptance of the offer. Acceptance of the offer is subject to Partner’s shareholders’ approval. If such approval is granted and all conditions precedent are satisfied, upon completion of the buy back the Group’s interest in Partner will increase from approximately 43% to over 50%.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

30	Subsequent Events (continued)

(d)	Investment Licence for Vietnam

On 18 February 2005, Hutchison Telecommunications (Vietnam) S.à.r.l. received an investment licence from the Ministry of Planning and Investment of Vietnam to permit it to engage in a business cooperation with Hanoi Telecommunication Joint Stock Company to build, develop and operate a mobile telecommunications network in Vietnam. The business cooperation will develop a CDMA2000 network to provide mobile telecommunications services in Vietnam. The licence has been granted for 15 years.

(e)	Termination of Aircel Acquisition

On 19 June 2004, Aircel Digilink India Limited (“ADIL”), one of the Group’s subsidiary companies in India, signed a preliminary agreement with Aircel Tele Ventures Limited (“Vendor”) to acquire Aircel Limited and Aircel Cellular Limited (together “Aircel”). On 7 March 2005, ADIL and the Vendor entered into an agreement for the immediate termination of the Group’s obligation to acquire the entire interest in Aircel under the preliminary agreement.

31	Ultimate Holding Company

The Directors regard Hutchison Whampoa Limited, a company incorporated in Hong Kong and listed on the Main Board of Hong Kong Stock Exchange, as being the ultimate holding company.

32	US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts have been translated at the rate of HK$7.80 to US$1. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

33	Approval of Accounts

The accounts set out on pages 81 to 129 were approved by the Board of Directors on 7 March 2005.

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

34	Balance Sheet of the Company, Unconsolidated

In accordance with the disclosure of the Companies Ordinance of Hong Kong, the balance sheet of the Company as at 31 December 2004 is as follows:

	HK$	2004 millions
ASSETS AND LIABILITIES
Non-current assets
Unlisted shares, at cost (Note a)		–
Loans to subsidiary companies (Note b)		20,870
Total non-current assets		20,870
Bank balances		10
Other receivables and prepayments		21
Amounts due from subsidiary companies (Note b)		671
Bank loans (Note 19)		1,000
Amount due to a related company (Note c)		43
Accrued expenses and other payables		77
Net current liabilities		(418)
Total assets less current liabilities		20,452
Net assets		20,452
CAPITAL AND RESERVES
Share capital (Note 25)		1,125

Reserves (Note d)		19,327
Shareholders’ funds		20,452

Dennis Pok Man LUI	Tim Lincoln PENNINGTON
Director	Director

Hutchison Telecommunications International Limited    Annual Report 2004

Notes to the Accounts (continued)

34	Balance Sheet of the Company, Unconsolidated (continued)

Notes:	(a)	As at 31 December 2004, the Company’s cost of investment in its subsidiary companies amounted to HK$17.60. These investment costs were rounded down to zero and not presented in the Company’s balance sheet.

Particulars of the principal subsidiary companies as at 31 December 2004 are set forth on pages 127 to 129.

	(b)	The loans to and amounts due from subsidiary companies are unsecured, interest free and have no fixed term of repayment.

	(c)	The amount due to a related company is unsecured, interest bearing and repayable on 31 December 2005.

	(d)	Reserves

	Share Capital HK$ millions	Reserves			Total Shareholders’ funds HK$ millions
		Share Premium HK$ millions	Accumulated Losses HK$ millions	Subtotal HK$ millions
Upon incorporation on 17 March 2004	–	–	–	–	–
Issuance of ordinary shares	1,125	19,744	–	19,744	20,869
Share issuance expenses	–	(414)	–	(414)	(414)
Loss for the year	–	–	(3)	(3)	(3)
At 31 December 2004	1,125	19,330	(3)	19,327	20,452

Hutchison Telecommunications International Limited    Annual Report 2004

Principal Subsidiary Companies at 31 December 2004

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
Aircel Digilink India Limited	India	INR	1,011,000,000	59%	Mobile telecommunications
(Notes 1, 2)					services

BFKT (Thailand) Limited (Note 3)	Thailand	THB	5,000,000	49%	Network leasing

Fascel Limited (Notes 1, 2)	India	INR	5,000,000,000	66%	Mobile telecommunications
					services

HCL Network Partnership	Hong Kong	HK$	10,000	52.53%	Telecommunications network
					equipment leasing and
					provision of ancillary services

Hutchison 3G HK Limited	Hong Kong	HK$	2	71%	3G network services

Hutchison 3G Services (HK) Limited	Hong Kong	HK$	2	71%	3G mobile multimedia services

Hutchison CAT Wireless MultiMedia	Thailand	THB	950,000,000	36%	Marketing of mobile
Limited (formerly known as					telecommunications services
Tawan Mobile Telecom Company
Limited) (Note 3)

Hutchison Essar South Limited	India	INR	5,396,075,000	74%	Mobile telecommunications
(formerly known as Barakhamba					services
Sales & Services Limited)
(Notes 1, 2)

Hutchison Essar Telecom Limited	India	INR	1,997,164,690	49%	Mobile telecommunications
(formerly known as Sterling					services
Cellular Limited) (Note 2)

Hutchison Global Communications	Hong Kong	HK$	20	52.53%	Fixed line communications
Limited

Hutchison GlobalCentre Limited	Hong Kong	HK$	2	52.53%	Data centre facilities
(formerly known as Pretty Skill					services
Limited)

Hutchison-Management of	Macau	MOP	10,000	100%	Call centre operation
Telecommunication Services,
Limited

Hutchison Max Telecom Private	India	INR	1,084,388,190	49%	Mobile telecommunications
Limited (Note 2)					services

Hutchison MultiMedia Services	Hong Kong	HK$	20	52.53%	Provision of internet services
Limited

Hutchison Telecommunications International Limited    Annual Report 2004

Principal Subsidiary Companies at 31 December 2004 (continued)

		Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
†	Hutchison MultiMedia Services	Thailand	THB	230,000,000	100%	Provision of call centre and
	(Thailand) Limited (formerly					distribution channel
	known as Loxley Pagephone
	Company Limited)

	Hutchison Telecom East Limited	India	INR	1,934,416,370	59%	Mobile telecommunications
	(formerly known as Usha Martin					services
	Telekom Limited) (Notes 1, 2)

	Hutchison Telecommunications	Hong Kong	HK$	20	100%	Provision of management
	(Hong Kong) Limited					services

	Hutchison Telecommunications	China	HK$	5,370,000	100%	Provision of information technology
	Information Technology					services
	(Shenzhen) Limited

	Hutchison Telecommunications	Paraguay	PYG	500,000,000	95%	Mobile telecommunications
	Paraguay S.A.					services

	Hutchison Telecommunication	Hong Kong	HK$	20	100%	Mobile telecommunications
	Services Limited (formerly					retail operations
	known as Hutchison
	Telecommunications Retail
	Services Limited)

	Hutchison Telephone Company	Hong Kong	HK$	1,258,120	71%	Mobile telecommunications
	Limited					services

	Hutchison Telephone (Macau)	Macau	MOP	10,000,000	71%	Mobile telecommunications
	Company Limited					services

	Hutchison Teleservices Overseas	British Virgin	US$	15,000	100%	Call centre operation
	Limited (formerly known as	Islands
	Hutchison Teleservices (BVI)
	Limited)

	Hutchison Teleservices (HK) Limited	Hong Kong	HK$	20	100%	Call centre operation

	Kasapa Telecom Limited (formerly	Ghana	GHC	13,165,886,000	80%	Mobile telecommunications
	known as Celltel Limited)					services

	Hutchison Telecommunications	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications
	Lanka (Private) Limited (formerly					services
	known as Lanka Cellular Services
	(Private) Limited)

Hutchison Telecommunications International Limited    Annual Report 2004

Principal Subsidiary Companies at 31 December 2004 (continued)

		Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
	Telecom Investment India Private	India	INR	40,455,000	49%	Investment holding
	Limited (Note 2)

	Union Telecom Limited	Macau	MOP	200,000	80%	Paging operation

	Usha Martin Telematics Limited	India	INR	162,162,520	79%	Investment holding
	(Notes 1, 2)

	Hutchison Global Communications	Bermuda/	HK$	690,397,596	52.53%	Provision of information
	Holdings Limited (formerly named	Hong Kong				technology services and
	Vanda Systems & Communications					trading of computers products
	Holdings Limited))

††	Wizdom Technology Limited	China	US$	100,000	100%	Provision of information
						technology services

†	The accounts of the subsidiary company have been audited by KPMG Phoomchai Audit Ltd.

††	The accounts of the subsidiary company have been audited by Guangzhou Yangcheng Certified Public Accountants Company Limited.

Note 1:

The Group holds 49% or less of direct equity interest in each of these companies. The percentages disclosed above include the Group’s indirect equity interests.

Note 2:

The Company is a subsidiary company as the Group, by virtue of its funding or financing arrangement, bears the majority of the economic risks and is entitled to the majority of its rewards on a long term basis from a combination of some of the following factors:

•	The Group’s direct and indirect economic shareholdings which results in the Group holding in some cases more than 50% of the economic interest in the operation.

•	Non-voting preference shareholdings with redemption premium features that provides the Group with additional economic rewards.

•	The Group’s sole counter-indemnity to HWL Group for the guarantees it has solely provided to the Group’s non-wholly owned Indian operating businesses disproportionate to the Group’s economic interest in these businesses.

•	Commitment to provide financial support for third party shareholders of the operating companies.

Note 3:

In addition to the Group’s 49.0% and 36.2% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51.0% and 30.3% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

Hutchison Telecommunications International Limited    Annual Report 2004

Financial Information of a Listed Associated Company

The following financial information of the Group’s significant listed associated company, Partner Communications Company Ltd. (“Partner”), is based on information publicly disclosed in Partner’s annual results. Hong Kong dollar equivalents for these purposes are calculated using an exchange rate of HK$1.810 = NIS1.00 for 2004 and HK$1.706 = NIS1.00 for 2003.

	2003 NIS millions	2004 NIS millions	2003 HK$ millions	2004 HK$ millions
Fixed assets	1,695	1,843	2,892	3,336
Investments and long-term receivables	73	166	125	300
Licence and deferred charges	1,326	1,326	2,262	2,400
Deferred income taxes	414	94	706	170
Current assets	865	1,057	1,476	1,913
Current liabilities	(760)	(860)	(1,297)	(1,557)
Long-term liabilities	(2,536)	(2,039)	(4,326)	(3,691)
Shareholders’ funds	1,077	1,587	1,838	2,871
Turnover	4,468	5,141	7,622	9,305
Profit for the year	1,163	472	1,984	854

Contingencies

(a)	On 28 October 1999, an Israeli consumer organisation lodged a claim against Partner, alleging a variety of consumer complaints and requested that this claim be recognised as a class action.

On 20 March 2002, the Haifa District Court decided to strike out the claim, because the consumer organisation lost, on 31 December 2001, a special status required under Israeli law for consumer organisations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organisation.

On 25 May 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on 21 January 2004, Partner has submitted its response to the certification motion.

On 24 November 2004, the court decided to strike out the motion to recognise the claim as a class action.

(b)	On 8 April 2002, a claim was filed against Partner, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against Partner is estimated at approximately NIS545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by Partner.

At this stage, and until the claim is recognised as a class action, Partner and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition Partner and its legal counsel are of the opinion that even if the request to recognise this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

Hutchison Telecommunications International Limited    Annual Report 2004

Financial Information of a Listed Associated Company (continued)

(c)	On 13 April 2003, a claim was filed against Partner and other cellular telecommunication companies, together with a request to recognise this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS90 million. Partner filed its response on 1 October 2003.

At this stage, no hearings have taken place and unless and until the claim is recognised as a class action, Partner and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

(d)	On 14 September 2004, a claim was filed against Partner, together with a motion to recognise this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. Partner has not yet filed a response. At this stage, no hearings have taken place and unless and until the claim is recognised as a class action, Partner and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

(e)	Partner does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby Partner has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to Partner. The accounts do not include a provision in respect thereof.

(f)	Partner is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of Partner, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

(g)	On 15 July 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using Partner’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from 2 October 2000 and through 31 August 2003. As from 1 September 2003 the deduction rate was cancelled altogether.

Bezeq lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On 6 January 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using Partner’s network for calls from fixed lines to mobile lines – ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from 1 March 2000 to 2 October 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

On 9 August 2004, the appeal was dismissed due to lack of jurisdiction. As a result of the dismissal of the appeal Partner has recognised as financial income an amount of NIS19.5 million, which after tax resulted in an increase of Partner’s net income of NIS12.5 million.

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors

The Group’s consolidated financial statements have been prepared in accordance with Hong Kong GAAP which differs in some respects to US GAAP. The effect on net (loss) income attributable to shareholders and shareholders’ (deficits) funds of significant differences between Hong Kong GAAP and US GAAP is as follows:

		2003 HK$ millions	2004 HK$ millions	2004 US$ millions
Net (loss) income attributable to shareholders
under Hong Kong GAAP		(214)	72	9
Adjustments:
Revenue recognition	(a)	(4)	12	2
Customer acquisition costs	(b)	(226)	(129)	(16)
Capitalisation of interest expense	(c)	(11)	(7)	(1)
Interest accreted on spectrum licences	(d)	(75)	(144)	(18)
Reversal of licence period cost	(d)	24	91	12
Amortisation of spectrum licences	(d)	(71)	(86)	(11)
Business combinations	(e)	(2)	(322)	(41)
Reversal of amortisation of goodwill	(f)	79	–	–
Sale and leaseback transaction	(g)	9	12	2
Deferral of financing fees	(h)	(19)	(21)	(3)
Derivatives	(i)	(30)	26	3
Termination benefit	(j)	–	20	3
Onerous contracts	(k)	–	69	9
Deferred taxes	(l)	11	(27)	(4)
Minority interest		(5)	79	10
Capitalisation of loans net of related interest	(m)	176	108	14
Net loss under US GAAP		(358)	(247)	(30)
Shareholders’ (deficits) funds under
Hong Kong GAAP		(6,375)	14,287	1,832
Adjustments:
Revenue recognition	(a)	(19)	(7)	(1)
Customer acquisition costs	(b)	(235)	(364)	(47)
Capitalisation of interest expense	(c)	105	98	13
Intangible assets-licences	(d)	1,054	971	125
Liability for licences	(d)	(1,265)	(1,329)	(171)
Business combinations	(e)	3,372	3,347	429
Goodwill reclassified to intangible assets	(e)	(3,543)	(3,838)	(492)
Impairment-goodwill	(f)	(719)	(719)	(92)
Sale and leaseback transaction	(g)	(72)	(60)	(8)
Restricted investments	(g)	2,440	2,329	299
Capital lease obligations	(g)	(2,440)	(2,329)	(299)
Deferral of financing fees	(h)	21	–	–
Derivatives	(i)	(45)	(18)	(2)
Termination benefit	(j)	–	20	3
Onerous contracts	(k)	–	69	9
Deferred taxes	(l)	(2)	(33)	(4)
Minority interest		(7)	71	9
Capitalisation of loans net of related interest	(m)	20,869	–	–
Shareholders’ equity under US GAAP		13,139	12,495	1,603
Exchange translation adjustment	(n)	(29)	(39)	(5)

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

The increases or decreases noted above refer to the following differences between Hong Kong GAAP and US GAAP:

(a)	Revenue Recognition

Under Hong Kong GAAP, revenues from sales of handsets are recognised when the handsets are delivered to dealers or to customers on dealer or corporate and retail sales, respectively. When customer acquisition costs are capitalised, the Group does not recognise any revenue relating to the sale of handsets. Proceeds from the sale of these handsets are netted against the direct costs of acquiring the customers. Under US GAAP, when the sales of handsets do not constitute a separate earnings process, the revenue in excess of cost is recorded as deferred revenue and recognised in income over the expected customer relationship period.

Under Hong Kong GAAP, connection and installation fees are recognised when the installation or connection takes place. Under US GAAP, revenues from connection and installation fees and any other up-front fees are deferred and recognised over the expected customer relationship period.

(b)	Customer Acquisition Costs

Under Hong Kong GAAP, as described in Note 3J to the accounts, certain telecommunications customer acquisition costs, net of related revenue, are capitalised and amortised over the minimum enforceable contractual period. In the event that a customer ends its relationship before the costs have been fully amortised, the unamortised customer acquisition costs are written off.

Under US GAAP, direct incremental customer acquisition costs are deferred and amortised over the expected customer relationship period to the extent of deferred revenue with any excess costs expensed as incurred.

(c)	Capitalisation of Interest Expense

For Hong Kong GAAP, as described in Note 3N to the accounts, interest costs incurred prior to the date the related asset is available for use are capitalised as construction in progress for borrowings identified as being related to the acquisition of the assets.

Under US GAAP, the interest cost incurred prior to the asset being ready for its intended use that could have been avoided if the expenditures for the fixed asset had not been made are capitalised as construction in progress.

(d)	Telecommunication Spectrum Licences

Under Hong Kong GAAP, licence fee payments prior to commercial launch of services are recorded at cost and included in other non-current assets and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of services are recognised in the profit and loss account on a straight-line basis over the period of the related licence. Variable periodic payments are recognised in the profit and loss account as incurred. As described in Notes 3J and 3M to the accounts, licences are evaluated for impairment when an event occurs that might affect its value.

Under US GAAP, licence fee payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence. Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs. The impairment review of licences first compares the future undiscounted cash flows expected to be generated from continual use and ultimate disposition of the licences with their book value. If these cash flows are not sufficient, an impairment charge is recorded to reduce the licence carrying cost to the estimated discounted future cash flows. The adjustment made to cost and accumulated amortisation of licence are HK$1,091 million and HK$120 million, respectively (2003 – HK$1,084 million and HK$30 million, respectively).

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

(e)	Business Combinations

Under Hong Kong GAAP, the excess of the cost of acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary company, associated company and joint venture entity is recognised as goodwill. Up to 31 December 2003, goodwill was capitalised and amortised over its estimated useful economic life, a period of no longer than 20 years. From 1 January 2004, with the early adoption of HKFRS 3, goodwill is not subject to amortisation but is tested for impairment annually, as well as when there are indicators of impairment. An identifiable intangible asset acquired in a business combination have been limited to those assets that can be identified and controlled and for which future economic benefits attributable to the asset will probably flow to the entity. In the event the criteria cannot be met, intangibles are not recognised and the corresponding amount will be classified as part of goodwill.

Under US GAAP, the cost of the acquisition is allocated to fair value of acquired assets and liabilities, including separately identifiable intangibles if it satisfies either the “contractual-legal” or “separability” criterion. Any excess cost of the acquisition is recognised as goodwill. Intangibles are amortised over their estimated useful lives. The adjustments made to cost and accumulated amortization of intangible assets are HK$5,017 million and HK$1,739 million, respectively (2003 – HK$5,017 million and HK$1,416 million respectively).

(f)	Impairment of Goodwill

Under Hong Kong GAAP, the Group will perform an impairment review on an annual basis, or when an event that might affect asset carrying value has occurred, to ensure its assets, including goodwill, are carried at no more than their recoverable amount. The recoverable amount of an asset is the higher of its net selling price and its value in use, based on present value calculations. The value in use test is performed for each cash-generating unit identified. A cash-generating unit is the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets. The cash generating unit can be a level or levels above the reporting unit, the reporting unit, or a level or levels below the reporting unit.

Under US GAAP, the Group performs an annual impairment test for goodwill based on the fair value of the operating segment or one reporting level below the operating segment. The fair value of the reporting unit is allocated to its assets and liabilities, including any unrecognised intangible assets. The remaining fair value for the reporting unit is the implied fair value of the goodwill. This implied fair value of goodwill is compared to its carrying amount on an annual basis to determine if there is a potential impairment. If the implied fair value of the goodwill is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value is less than its carrying value.

(g)	Sale and leaseback transaction

In 1998, the Group entered into a sale and leaseback transaction for certain of its mobile telecommunication assets. Under Hong Kong GAAP, this transaction was accounted for as a defeased lease and, thus, the assets subject to the sale and leaseback arrangement have been accounted for as a financing lease and the related financial assets transferred to a third party in exchange for payment of liabilities have been removed from the balance sheet along with the related liabilities.

Under US GAAP, the mobile telecommunication assets and related depreciation expense subject to this arrangement are recorded at their historical cost. A portion of the underlying assets has been impaired during the year ended 31 December 2004. Accordingly, the impairment charge under US GAAP has been adjusted for the difference between the cost basis under Hong Kong GAAP and US GAAP. Further, the related financial assets transferred to a third party under the defeased lease agreements have not met all of the criteria for treatment of a sale under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, thus, the financial assets and related liabilities are included in the Group’s US GAAP balance sheet.

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

(h)	Deferred financing fee

Under Hong Kong GAAP, finance costs incurred prior to 2000 relating to the arrangement of loan facilities were recorded as expenses at the inception of the arrangements.

Under US GAAP, these amounts are deferred and amortised over the term of the loan on a straight-line basis under which the amortised amount approximates the result obtained from the interest method.

(i)	Derivatives

The principal financial risks arising from the Group’s activities are interest risk, currency risk and counterparty risk. The Group manages these risks by a variety of methods, including the use of a number of financial instruments. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading purposes.

Under Hong Kong GAAP, the Group does not separately record derivative financial instruments. Under US GAAP, the Group accounts for all its derivative financial instruments in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Derivative financial instruments are recorded as assets or liabilities and are measured at fair value. When available, quoted market prices are used in determining fair value; however, if quoted market prices are not available, the Group estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques.

The Group uses swaps to reduce the effects of fluctuations in foreign currency exchange rates and interest rates. Changes in the fair value of instruments that are designated as cash flow hedges and that qualify for hedge accounting under the provisions of SFAS 133 are accumulated in equity as other comprehensive income (loss) and are recognised in earnings when the hedged transaction occurs. Gains or losses on non-qualifying derivatives are recognised in earnings immediately. Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The Group did not meet the restrictive documentation, designation and effectiveness assessments required under SFAS 133 for its cross currency and interest rate swap contracts to qualify as hedge accounting. As a result, the changes in fair value of the currency and interest rate swap contracts are recognised in earnings as finance gains or losses.

The fair values of the derivative financial instruments have been recorded in the condensed consolidated balance sheet as other long-term liabilities.

The effects of the currency swap of Yen59.4 billion and US$27.5 million term loan in Baht and the currency and interest rate swap for the US$80 million term loan into Indian Rupees are HK$104 million gain and HK$12 million loss for the year ended 31 December 2004 respectively.

(j)	Termination benefits

Under Hong Kong GAAP, termination benefits are recognised when there is a legal or constructive obligation to pay the benefits. Constructive obligation exists when a termination plan has been prepared and management has raised a valid expectation in those affected that the plan will be carried out by either starting to implement or announcing the plan.

US GAAP requires employers to recognise the obligation to provide post-employment benefits if the obligation is attributable to employees’ services already rendered, employees’ rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. However, termination benefits are only accounted when the termination plan has been communicated to employees.

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

(k)	Onerous contracts

Under Hong Kong GAAP, the present obligation under a contract is recognised and measured as a provision if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Under US GAAP, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit should be recognised and measured at its fair value when the rights conveyed by the contract cease to be used.

(l)	Deferred Income Tax

Hong Kong GAAP and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the Group.

The amounts included in the reconciliation show the income tax effects of the differences between Hong Kong GAAP and US GAAP as described above.

(m)	Capitalisation of loans net of related interest

Upon consummation of the Restructuring described in Note 1 to the accounts, US GAAP requires that the Restructuring be accounted for as if it had been consummated as of the beginning of the periods presented. This resulted in the share capital of the Group when reconciled to US GAAP being retroactively restated for the effect of the capitalisation of the long-term amounts due to related companies in exchange for the shares in the Company issued to HWL. Pursuant to the Restructuring, HK$20,869 million of the net amount due to related companies was capitalised on 22 September 2004 as share capital and share premium of the Company, which comprised of both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on the balance sheet under Hong Kong GAAP. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies for the periods presented. Thus, under US GAAP, the related interest expense prior to the date of capitalisation was debited against additional paid in capital. Under Hong Kong GAAP, this interest expense was included in the consolidated profit and loss account. Additionally, loss per share in accordance with SFAS 128, “Computation of Earnings per Share,” has been disclosed as if the shares had been outstanding for all periods presented.

Under Hong Kong GAAP, the Restructuring was accounted for as if it had been consummated as of the beginning of the periods presented, except for the capitalisation of the net long-term amounts due to related companies and the related interest expense were not reflected until the Restructuring occurred on 22 September 2004.

(n)	Exchange translation adjustment

Hong Kong GAAP and US GAAP are substantially the same with respect to calculating the currency translation adjustment for the Group. The amounts included in the reconciliation show the effect on the shareholders’ equity of the differences between Hong Kong GAAP and US GAAP described above.

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

Financial Statements and other US GAAP disclosures

Condensed Consolidated Balance Sheet

	2003 HK$ millions	2004 HK$ millions	2004 US$ millions
Assets
Current assets	5,176	6,463	829
Long-term investments	4,114	4,254	545
Property, plant and equipment, net	17,730	20,326	2,606
Intangible assets and goodwill	6,333	5,388	691
Deferred tax assets	908	811	104
Other assets	3,860	4,495	576
Total assets	38,121	41,737	5,351
Liabilities and Shareholders’ Equity
Current liabilities	11,445	20,790	2,665
Long-term loans	7,485	3,638	466
Other long-term liabilities	5,302	3,815	489
Total liabilities	24,232	28,243	3,620
Minority interests	750	999	128
Shareholders’ Equity
Share capital (Authorised: 10,000,000,000 ordinary shares of HK$0.25 each, issued and fully paid: 4,500,000,000 ordinary shares)	1,125	1,125	144
Additional paid in capital	19,417	19,041	2,441
Retained deficits	(7,140)	(7,387)	(945)
Cumulative translation adjustment	(263)	(284)	(37)
Total shareholders’ equity	13,139	12,495	1,603
Total liabilities and shareholders’ equity	38,121	41,737	5,351

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

Condensed Consolidated Income Statement

	2003 HK$ millions	2004 HK$ millions	2004 US$ millions
Revenue	10,100	14,972	1,919
Operating expenses
Cost of inventories sold	547	1,400	179
Depreciation and amortisation	2,254	2,952	378
Staff costs	1,081	1,577	202
Other operating expenses	6,131	9,572	1,227
	10,013	15,501	1,986
Operating income (loss)	87	(529)	(67)
Interest income	56	24	3
Share of income from equity investees	591	753	97
Interest and other finance costs	(985)	(1,114)	(143)
Profit on partial disposal of subsidiary company	–	1,300	167
Net (loss) income before tax	(251)	434	57
Tax benefit (expense)	184	(516)	(66)
Minority interests	(291)	(165)	(21)
Net loss attributable to shareholders	(358)	(247)	(30)
Loss per share, basic and diluted	HK$(0.08)	HK$(0.05)	US$(0.01)

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	2003 HK$ millions	2004 HK$ millions	2004 US$ millions
Share capital	1,125	1,125	144
Additional paid in capital
Balance, beginning of year	16,969	19,417	2,489
Share issuance expenses	–	(414)	(53)
Capitalisation of related companies’ loans, net of interest	2,448	(108)	(14)
Waiver of loan from an intermediate holding company	–	146	19
Balance, end of year	19,417	19,041	2,441
Retained deficits
Balance, beginning of year	(6,782)	(7,140)	(915)
Net loss	(358)	(247)	(30)
Balance, end of year	(7,140)	(7,387)	(945)
Cumulative translation adjustment
Balance, beginning of year	(145)	(263)	(34)
Translation adjustment	(118)	(21)	(3)
Balance, end of year	(263)	(284)	(37)
Total shareholders’ equity	13,139	12,495	1,603

Variable interest entities

The Group conducts its operations in India and Thailand through entities in which the Company does not have voting control or a majority of the direct equity interest. For the entities in India, in addition to its minority direct interest in each of the entities, the Group also has indirect interests of varying percentages ranging from 0.3% to 25% in the Indian operating entities. The Group has also established an entity to facilitate the sale and leaseback transaction described in Note (g) above. Under Hong Kong GAAP, these entities are included as subsidiary companies for the reasons described in Note 3A to the accounts. Under US GAAP, the Indian and Thai entities are variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (“FIN 46”). As a result of the direct and indirect ownership interests and other financing arrangements, the Group has determined that it was the primary beneficiary, as defined in FIN 46, for these entities from the date of acquisition or incorporation and, accordingly, has included the financial statements of these entities in the Group’s consolidated financial statements. FIN 46 has been applied for all periods presented.

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

The following entities are variable interest entities in which the Group is the primary beneficiary:

	Total Assets as at 31 December 2003 HK$ millions	Revenue for the year ended 31 December 2003 HK$ millions	Total Assets as at 31 December 2004 HK$ millions	Revenue for the year ended 31 December 2004 HK$ millions

Hutchison CAT Wireless MultiMedia Limited	2,654	348	1,774	1,217
Operating entities in India	7,309	4,497	9,606	7,075
Telecom Investments India Private Limited	963	–	1,014	–
Usha Martin Telematics Limited	357	1	252	18
Pacific Leasing Limited	2,440	–	2,329	–

The following entities are variable interest entities in which the Group holds a variable interest, but is not the primary beneficiary:

	Hutchison Telecommunications Argentina S.A.
	2003 HK$ millions	2004 HK$ millions

Balances and results as at and for the year ended 31 December
Total assets	181	161
Revenue	57	43
Loss attributable to shareholders	34	12
The Group’s maximum exposure to loss as a result of its involvement	549	549

Fair value of financial instruments

The carrying value of the Group’s financial assets including cash and cash equivalents, restricted assets, accounts receivable, other receivables, amounts due from affiliates and financial liabilities including trade accounts payable, other payables and accrued liabilities, current amounts due to affiliates, current portion of capital lease obligations, and current portions of debt approximate their fair values due to their short maturities.

The carrying value of the long term loans approximates their fair values due to their variable interest rates. The estimated fair value of the long term loans is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar terms.

The Group has put and call options to acquire certain minority interests in its variable interest entities in India and Thailand. For entities in India, the put and call options are exercisable at anytime at fair value. For the entities in Thailand, the put and call options are exercisable at anytime at a nominal value.

Operating income (loss)

Results of income from equity investees and the HK$1,300 million gain on partial disposal of a subsidiary company are excluded from operating income under US GAAP while these are included in operating income under Hong Kong GAAP.

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

Comprehensive income

US GAAP requires that all items that are required to be recognised as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognised gains and losses for the years ended 31 December 2003 and 2004 shown in the Consolidated Statements of Changes in Equity presented under Hong Kong GAAP and the Consolidated Statements of Changes in Equity presented under US GAAP, except for the differences between Hong Kong and US GAAP profit attributable to shareholders shown above.

Risk and Uncertainties

The relevant telecommunications governing authorities have retained the right, to a certain extent, to modify the terms and conditions of licence agreements at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. This includes the right to permit additional telecommunications operators to enter the telecommunications sector at any time the governing authorities see fit.

Further, the Group is exposed to the following types of market risk:

(i)	Credit risk

The carrying amount of accounts receivable included in the balance sheet represents the Group’s exposure to credit risk in relation to its financial assets. The Group’s receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible accounts receivable has been made.

(ii)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purposes including capital expenditures, acquisitions, and working capital needs. The Group has entered into certain interest swap arrangements as described in Note 19 to the accounts.

(iii)	Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. The Group has entered into certain foreign currency swap instruments as described in Note 19 to the accounts to reduce its economic exposure to changes in the exchange rates related to debt obligations in Thailand and India. The Group also had non-HK$ denominated bank balances amounting to HK$719 million and HK$1,117 million as of 31 December 2003 and 2004 respectively. The Group has foreign currency denominated bank loans, the details of which are disclosed in Note 19 to the accounts.

Pensions

The Group’s major pension plans are in Hong Kong and India as described in Note 22 to the accounts.

The Group’s subsidiary companies in Hong Kong participate in two employer plans, as established by HWL (multiemployer plans). The allocation to the annual pension cost to the companies and contributions to the plan have been determined on actuarial basis.

In addition, all employees of the subsidiary companies in India are entitled to receive benefits from a provident fund. The employee and the employer both make monthly contributions to the plan. The Group’s monthly contributions are expensed as incurred.

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

Loss per share

In accordance with SFAS No. 128, “Computation of Earnings per Share”, basic loss per share for the years ended 31 December 2003 and 2004 is based upon the net loss attributable to shareholders of HK$358 million and HK$247 million, respectively, and the weighted average of 4.5 billion ordinary shares issued upon the Restructuring, as described in Note 1 to the accounts as if such shares had been outstanding for all periods presented.

The amount of diluted loss per share is equal to basic loss per share as there were no dilutive ordinary shares in existence for the periods presented.

Stock based compensation

Prior to the Group’s acquisition of an additional 16% of HGCH, HGCH issued stock options to certain of its employees. Under Hong Kong GAAP, the cost of stock options is recognised upon the date of exercising the stock options. US GAAP requires recognition of the cost of stock options awarded to employees over the period to which the employee’s service relates. The cost of benefits may be determined using either the intrinsic value method or a fair value method. The Group accounts for its employee share compensation using the intrinsic value method. The accounting for the stock options does not have any impact on the Group’s consolidated financial statements under the intrinsic value method. The fair value method results in pro forma loss per share equal to the reported loss per share.

Deferred Taxation

As of 31 December 2004, the Group had accumulated tax losses amounting to HK$10,626 million (2003 – HK$8,719 million) which may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong and overseas. The tax effect on the accumulated tax losses amounted to HK$2,125 million (2003 – HK$1,771 million).

The tax losses of the Hong Kong subsidiary companies can be carried forward indefinitely while the tax losses of subsidiary companies in overseas expire within periods ranging from 2005 to 2010 years. Realisation of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income.

At 31 December 2004, a valuation allowance of HK$1,436 million (2003 – HK$718 million) had been provided for against the remaining deferred tax assets related to the tax losses carried forward since management believes it is more likely than not that taxable income will not be sufficient in the foreseeable future to utilise the tax loss carry forwards.

	2003 HK$ millions	2004 HK$ millions
Net deferred tax assets:

Deferred tax liabilities	(46)	(148)
Deferred tax assets	1,628	2,280
Valuation allowance	(718)	(1,436)
Net deferred tax assets	864	696

Hutchison Telecommunications International Limited    Annual Report 2004

Information for US Investors (continued)

Effect of Recent Pronouncements

SFAS 123(R)

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognised in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after 15 June 2005. The adoption of SFAS 123R is not expected to have a significant impact on the consolidated financial statements.

SFAS 153

In December 2004, the FASB issued FASB Statement No. 153, “Exchanges of Nonmonetary Assets”, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, exchanges of nonmonetary assets, except for exchanges of nonmonetary assets that do not have commercial substance, should be measured based on the fair value of the assets exchanged. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The Group is currently assessing the impact of the standard on the consolidated financial statements.

Hutchison Telecommunications International Limited    Annual Report 2004

Five-year Financial Summary

	2000 HK$ million	2001 HK$ million	2002 HK$ million	2003 HK$ million	2004 HK$ million	2004 US$ million
	(Unaudited)
RESULTS

Turnover	6,585	6,226	7,654	10,104	14,960	1,918
Net (loss) profit attributable to shareholders	(971)	(1,889)	(986)	(214)	72	9
ASSETS AND LIABILITIES

Total non-current assets	17,533	19,889	25,625	31,067	33,475	4,292
Cash and cash equivalents	566	510	2,859	1,993	2,102	270
Restricted cash	111	30	575	6	10	1
Other current assets	1,963	1,984	1,639	3,177	4,211	540
Total assets	20,173	22,413	30,698	36,243	39,798	5,103
Current liabilities	5,626	5,032	11,090	11,426	20,589	2,640
Long-term loans	2,699	5,528	6,548	7,485	3,582	459
Amounts due to related companies	14,658	16,916	18,805	22,903	–	–
Other long-term liabilities	–	2	–	61	272	35
Total liabilities	22,983	27,478	36,443	41,875	24,443	3,134
Minority interests	402	(136)	327	743	1,068	137
Net (liabilities) assets	(3,212)	(4,929)	(6,072)	(6,375)	14,287	1,832
CAPITAL AND RESERVES
Share capital	–	–	–	–	1,125	144
Reserves	(3,212)	(4,929)	(6,072)	(6,375)	13,162	1,688
Shareholders’ (deficits) funds	(3,212)	(4,929)	(6,072)	(6,375)	14,287	1,832

Note:	The Company was incorporated in the Cayman Islands on 17 March 2004. On 22 September 2004, the Company and HWL undertook a restructuring (the “Restructuring”) in contemplation of the listing of the Company on the Hong Kong Stock Exchange and the New York Stock Exchange, whereby HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong. Details of the Restructuring were set out in Note 1 to the accounts.

The consolidated financial data for 2000 and 2001 to 2003 is derived from unaudited and audited financial statements, respectively, included in the prospectus of the Company dated 30 September 2004.

Details of the basis of preparation of the financial statements were set out in Note 2 to the accounts.

Hutchison Telecommunications International Limited    Annual Report 2004

Information for Shareholders

Listings		Principal Share Registrar and Transfer Office
The Company’s ordinary shares are listed on the Main Board of		Butterfield Bank (Cayman) Limited
The Stock Exchange of Hong Kong Limited, and in the form of		Butterfield House
American Depositary Shares (ADSs) on New York Stock		68 Fort Street, PO Box 705
Exchange, Inc. Each ADS represents ownership of 15 ordinary		George Town, Grand Cayman
shares of the Company. Additional information and specific		British West Indies
enquiries concerning the Company’s ADSs should be directed to		Telephone: +1 345 949 7055
the Company’s ADS Depositary at the address given on this page.		Facsimile: +1 345 949 7004

Stock Code / Ticker		Hong Kong Branch Share Registrar and Transfer Office
The Stock Exchange of Hong Kong Limited	2332	Computershare Hong Kong Investor Services Limited
New York Stock Exchange, Inc.	HTX	Rooms 1712-1716, 17th Floor
Hopewell Centre, 183 Queen’s Road East
Financial Calendar		Wanchai
Closure of Register of Members	29 April - 5 May 2005	Hong Kong
2005 Annual General Meeting	5 May 2005	Telephone: +852 2862 8628
2005 Interim Results	August 2005	Facsimile: +852 2865 0990

Registered Office

Century Yard, Cricket Square

Hutchins Drive, PO Box 2681 GT

George Town, Grand Cayman

British West Indies

Telephone: +1 345 945 3901

Facsimile: +1 345 945 3902

Head Office and Principal Place of Business

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

Telephone: +852 2128 1188

Facsimile: +852 2128 1778

Business Address in Hong Kong

18th Floor, Two Harbourfront

22 Tak Fung Street

Hung Hom

Hong Kong

Telephone: +852 2128 3222

Facsimile: +852 2827 1371

ADS Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

Toll free for US only: 1 877 248 4237 CITI-ADR

From outside US: +1 816 843 4281

Facsimile: +1 201 324 3284

Email: citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the

Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email: htilir@htil.com.hk

Telephone: +852 2128 3145

Website Address

www.htil.com

Cautionary Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

While non GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

Hutchison Telecom Hutchison Telecommunications International Limited 18th Floor, Two Harbourfront 22 Tak Fung Street, Hung Hom Hong Kong Telephone: +852 2128 3222 Facsimile: +852 2827 1371 www.htil.com

Exhibit 1.5

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 5 May 2005 at 3:00 p.m. for the following purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5.	As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

“THAT the existing Articles of Association of the Company be and are hereby amended as follows:

By deleting the existing Article 87.(1) in its entirety and replacing it with the following:

“87.(1) Notwithstanding any other provisions in the Articles of Association, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third or such other manner of rotation as may be required by the rules of any Designated Stock Exchange (as modified from time to time) or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time) shall retire from office by rotation.”

The register of members of the Company will be closed from Friday, 29 April 2005 to Thursday, 5 May 2005, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 11 April 2005

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited no later than 4:00 p.m. on Thursday, 28 April 2005.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the chairman of the Meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.	With respect to Ordinary Resolution No.4(A), the directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding the directors of the Company proposed to be re-elected, general mandates to issue and repurchase shares of the Company and the proposed amendment to the Articles of Association of the Company is being sent to the shareholders of the Company together with the Company’s 2004 Annual Report.

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
Mr. WOO Chiu Man, Cliff

Non-executive Directors:
Mr. FOK Kin-ning, Canning
Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT

Exhibit 1.6

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

The Board wishes to announce that whilst it remains the Company’s intention to consider the possibility of an IPO and listing of its India Operations at an appropriate time, such IPO is unlikely to occur on or before 30 June 2005.

As any spin-off of its India Operations is subject to the final decision of the Board and the HMTL Board and compliance with all applicable regulatory and legal requirements, Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

As stated in the Company’s Prospectus, it was the Company’s intention to proceed with an IPO and listing of HMTL should a consolidation of the Group’s six Indian mobile telecommunications operators occur and subject to commercial factors and prevailing market conditions. Such consolidation duly took place on 1 February 2005, as previously announced by the Company. On 2 February 2005, the Indian Government announced that new rules governing foreign ownership in mobile telecommunications operators in India will be introduced but details of such rules have not been published to date. As any plan to proceed with the IPO and listing of HMTL may only be formalised with reference to these new foreign ownership rules and in compliance with all applicable regulatory and legal requirements, HMTL is not in a position to recommend a timetable for its application for listing and as such the Board considers the effecting of such IPO on or before 30 June 2005 as unlikely.

Any IPO of HMTL’s shares will constitute a spin-off for the Company under the Listing Rules and will be subject to compliance by the Company with all requirements under the Listing Rules that may be applicable at the relevant time, including, without limitation, Practice Note 15, unless otherwise agreed or waived by the Stock Exchange. Practice Note 15 currently contains a principle to the effect that the Stock Exchange would not normally consider a spin-off application within three years of the date of the listing of the parent in recognition of the fact that the listing of the parent will have been approved on the basis of the parent’s portfolio of businesses at the time of listing and that the expectation of investors at that time would have been that the parent would continue to develop these businesses. Prior to the listing of the Shares, the Stock Exchange granted the Company a waiver from the strict compliance with such three-year principle on certain conditions, including the effecting of the listing of the India Operations by 30 June 2005 and, in the event that such listing is not effected by 30 June 2005, the Company making an appropriate announcement to that effect. Accordingly, the Board wishes to announce that whilst it remains the Company’s intention to consider the possibility of an IPO and listing of the India Operations at an appropriate time, the Board is not in a position to make an application for listing at the current time for the reasons stated above, and as such the IPO is unlikely to occur on or before 30 June 2005. For so long as the current restrictions under the Listing Rules continue to apply, the Company will be required to obtain a further waiver from the Stock Exchange from strict compliance with the current three-year principle if an IPO and listing of HMTL is to occur within the three year period of the listing of the Shares on 15 October 2004. As Practice Note 15 does not contain an absolute prohibition on spin-offs within three years of the date of the Shares’ listing, and as stated in the Company’s Prospectus, the Stock Exchange had indicated it would be willing to consider an application for a further waiver on its merits and on the basis of the information then available. Such application will be made at a time and in circumstances the Board considers appropriate.

As any spin-off of HMTL is subject to the final decision of the Board and the HMTL Board and compliance with all applicable regulatory and legal requirements, Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. Cliff Chiu Man WOO

Independent Non-executive Directors:

Mr. KWAN Kai Cheong

Mr. John W. STANTON

Mr. Kevin WESTLEY

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:-

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on New York Stock Exchange, Inc.

“Company’s Prospectus”	the prospectus issued by the Company dated 30 September 2004 for the global offering of the Shares

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“HMTL” or the “India Operations”	Hutchison Max Telecom Limited, an Indian mobile telecommunications operator of the Group and the new holding company of the other five Indian mobile telecommunications operators of the Group after the restructuring and consolidation effected on 1 February 2005 and as more particularly described in the Company’s announcement dated 3 February 2005

“HMTL Board”	the board of directors of HMTL

“IPO”	initial public offering

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Practice Note 15”	the “Practice with regard to proposals submitted by issuers to effect the separate listing on the Stock Exchange or elsewhere of assets or businesses wholly or partly within their existing groups” prescribed in the Listing Rules

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Shareholder(s)”	holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 April 2005